Filed Pursuant to Rule 424B(4)
Registration File No. 333-138967

PROSPECTUS

27,860,000 American Depositary Shares

Genesis Lease Limited

Representing 27,860,000 Common Shares

$23.00 per ADS

We are selling 27,860,000 common shares in the form of American Depositary Shares, or ADSs. Each ADS represents one common share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. We have granted the underwriters an option to purchase up to 4,179,000 additional ADSs to cover over-allotments.

This is the initial public offering of our ADSs. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol ‘‘GLS.’’ All of our common shares will be issued in the form of ADSs. We will pay all fees of the depositary, except in connection with cancellations of ADSs and withdrawals of common shares.

An affiliate of General Electric Company, or GE, has agreed to purchase from us, in a private placement concurrent with this offering, a number of ADSs such that after this offering GE will hold approximately 11% of the issued and outstanding ADSs, at a price per ADS equal to the initial public offering price in this offering.

Investing in our ADSs involves risks. See ‘‘Risk Factors’’ beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public Offering Price	$23.00	$640,780,000
Underwriting Discount	$1.21	$33,640,950
Proceeds to Genesis Lease Limited (before expenses)	$21.79	$607,139,050

The underwriters expect to deliver the ADSs to purchasers on or about December 19, 2006.

Citigroup	JPMorgan

Merrill Lynch & Co.	Wachovia Securities

December 13, 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where an offer is not permitted. The information in this prospectus is only accurate on the date of this prospectus.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our ADSs remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Until January 7, 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

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SUMMARY

This section summarizes key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the financial statements and the notes related thereto and the other documents to which this prospectus refers, before making an investment decision.

Summaries in this prospectus of certain documents that are filed as exhibits to the registration statement of which this prospectus is a part are qualified in their entirety by reference to such documents. All information and data contained in this prospectus relating to the commercial aircraft industry has been provided to us by Simat, Helliesen & Eichner, Inc., or SH&E, an international air transport consulting firm. See ‘‘The Commercial Aircraft Industry.’’

Unless the context requires otherwise, when used in this prospectus, (1) the terms ‘‘Genesis,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Genesis Lease Limited and its subsidiaries, (2) all references to our shares refer to our common shares held in the form of ADSs and (3) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median maintenance-adjusted appraised base values as of June 30, 2006, and percentages may not total due to rounding.

Our Company

We are a newly organized company formed to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We intend to leverage the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service our portfolio of leases, allowing our management to focus on executing our growth strategy.

We will acquire our initial portfolio of 41 commercial jet aircraft from affiliates of GE with the net proceeds of this offering, a concurrent private placement of shares to GE and an $810 million aircraft lease securitization. We refer to this portfolio as our Initial Portfolio. The aircraft in our Initial Portfolio are modern, operationally efficient passenger and cargo jet aircraft that have long expected remaining useful lives. As of September 30, 2006, the weighted average age of our aircraft was 5.5 years, and the weighted average remaining lease term on our aircraft was 5.9 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs, and 38 of the 41 leases in our Initial Portfolio are subject to fixed rental rates. Our leases are scheduled to expire between 2008 and 2017, and we refer to them as long-term leases. We believe the terms of our leases will provide us with a stable source of revenues and cash flows.

We believe we can capitalize on the overall size and growth of the global aircraft market by acquiring and leasing additional aircraft and other aviation assets to increase our revenues, earnings and cash flows. Between 1990 and 2005, global passenger traffic, measured in revenue passenger miles, increased by 115%, or an average of 5.2% per year, and Boeing forecasts 4.9% average annual revenue passenger mile growth from 2006 through 2025. The current global fleet of operating commercial jet aircraft consists of more than 17,000 aircraft, and the fleet is expected to increase by an average of 2.9% per year through 2023 as a result of continued growth in passenger and cargo traffic, particularly in emerging markets. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. The proportion of the global fleet under operating lease has increased from approximately 18% in 1990 to 30% in 2005. We believe these industry trends provide a large and growing available pool of aircraft and other aviation assets to acquire and lease in the future.

Pursuant to long-term agreements, GECAS will provide us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing rights against lessees. We will pay GECAS a base servicing fee, additional servicing fees based on rental amounts due and paid under our leases and sales fees for assisting in aircraft dispositions. The pro forma servicing fees we would have paid to GECAS in 2005 had we owned the Initial Portfolio as of January 1, 2005 would have been approximately $4.7 million.

Our arrangements with GECAS will enable our management team to focus primarily on pursuing acquisitions of additional aircraft and other aviation assets. Our founding management has substantial expertise in the acquisition, leasing, financing, technical management and sale of aircraft. To complement our management’s sourcing efforts, we have entered into a business opportunities agreement with GECAS, which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS.

GECAS is an affiliate of GE and is one of the world’s leading servicers of commercial aircraft. GECAS currently manages a portfolio that includes more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners. It has more than 220 passenger and cargo airline customers in over 70 countries and more than 80 employees dedicated to the marketing and technical management of leased aircraft. We will have a global reach through GECAS’s 23 worldwide offices and will benefit from GECAS’s extensive industry knowledge and contacts to manage our portfolio and to source aircraft acquisitions. We believe GECAS’s broad industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, as well as its involvement in the market for aircraft acquisitions and dispositions, will enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.

Our Competitive Strengths

We believe the following competitive strengths will enable us to capitalize on growth opportunities in the leasing industry:

•	Contracted revenues from a diversified lease portfolio. Our Initial Portfolio consists of 41 commercial jet aircraft that are leased on a long-term, primarily fixed rate basis to a wide range of geographically diverse lessees. The aircraft in our Initial Portfolio are leased to 30 lessees in 17 countries, with scheduled lease maturities ranging from 2008 to 2017 and a weighted average remaining lease term of 5.9 years. No single lessee is expected to contribute more than 10% of our annual lease revenue in 2007, and no more than five leases are scheduled to expire in any year until 2011. We believe these qualities will contribute to the stability of our revenues.

•	Young, versatile aircraft fleet. The weighted average age of the aircraft in our Initial Portfolio is 5.5 years as of September 30, 2006, and only 1.6% of the passenger aircraft were more than ten years old. Our Initial Portfolio consists of an array of asset types but is concentrated on modern, narrow-body aircraft that have a wide operator base. We believe these aircraft, and the additional aircraft we will seek to acquire, will be versatile assets with long useful lives that can be deployed worldwide. In addition, we expect that many of these aircraft have the potential to be converted into freighter aircraft, which would further extend their useful lives.

•	Access to market opportunities through ongoing relationships with GECAS. We believe we will benefit directly from GECAS’s global aircraft leasing network and capabilities through our servicing agreements. We also expect that, pursuant to the business opportunities agreement, GECAS will provide us with access to market opportunities to purchase aircraft from sources that it encounters in the course of its global operations as well as certain aircraft directly from GECAS’s own fleet.

•	Experienced management and efficient platform. Our management has extensive experience in the aviation industry. Our chief executive officer, John McMahon, has 20 years of experience in the aviation industry. Previously, Mr. McMahon was a founding member and Managing Director of debis AirFinance (now AerCap) and was instrumental in developing it from a start-up into a global aircraft lessor with a portfolio of 220 aircraft operating with more than 80 airlines in over 40 countries. We believe our management’s extensive relationships in the aviation industry, together with our operating arrangements with GECAS, provide us with an efficient platform from which to make accretive aircraft acquisitions and manage additional aircraft with limited incremental overhead cost.

Our Growth Strategies

We intend to grow our lease portfolio and increase distributable cash flow per share by focusing on the following strategies:

•	Capitalize on the growth in aircraft leasing by acquiring additional aircraft. We intend to acquire additional aircraft that are accretive to cash flow, while maintaining desirable portfolio characteristics in terms of fleet age, lease term and geographic concentration. We will focus primarily on acquiring high-utility commercial jet aircraft that have long useful lives and large operator bases, such as the Boeing 737 and the Airbus A320. We believe these aircraft will continue to experience strong demand as the number of low-cost carriers and passenger traffic in emerging markets continue to increase. From time to time we also intend to evaluate different aircraft asset types or lease structures that maximize returns and distributable cash flow to shareholders.

•	Outsource servicing functions to GECAS so that management can focus on aircraft acquisitions. We intend to leverage GECAS’s global service platform to manage our portfolio. We believe that lease servicing and remarketing is a highly technical business that benefits from a worldwide presence, well developed infrastructure and a broad network of strong customer relationships. We believe this strategy will enable management to focus on pursuing accretive acquisitions, including any presented to us by GECAS.

•	Efficiently raise capital to execute our growth strategy. We believe our capital structure is efficient and provides flexibility to pursue acquisitions and capitalize on market opportunities as they arise. We have a commitment for a $1 billion senior secured revolving credit facility to fund acquisitions of additional aircraft. We also expect to fund our growth through additional debt and equity offerings. The terms of our debt instruments will prevent us from paying dividends if we fail to meet financial ratios or default on our debt service obligations.

Our Initial Aircraft Portfolio

Our Initial Portfolio consists of 41 aircraft on lease to 30 airlines located in 17 countries. The following charts highlight the diversity of our Initial Portfolio in terms of airframe type, aircraft age, geographic profile and lease maturity.

Airframe Type	Number	Percent
Narrow-body	34	79.3%
Wide-body	1	6.8%
Regional jet	2	2.9%
Cargo	4	11.0%
Total	41	100%

Aircraft Age	Number	Percent
Passenger
0 to 5 years	16	47.1%
5 to 10 years	19	40.4%
10 to 15 years	1	0.7%
15+ years	1	0.9%
Cargo(1)	4	11.0%
Total	41	100%

(1)	The cargo aircraft were converted from passenger configuration in December 2000, March 2001, June 2006 and September 2006.

Geographic Profile(1)	Number	Percent
Europe	16	36.4%
Asia/Pacific	12	34.6%
United States and Canada	9	18.0%
Central and South America and Mexico	3	8.9%
Middle East	1	2.0%
Total	41	100%

(1)	Based on the geographic location of the lessee.

(1)	Assumes no lease extensions or early terminations.

(2)	Includes a Boeing 737-800 with respect to which a letter of intent has been executed to extend the lease to 2014, and a Boeing 737-800 that is currently being actively remarketed in anticipation of an early lease termination. See ‘‘Business — Our Leases — Lease Management and Remarketing.’’

Industry Trends

We believe we are well-positioned to capitalize on a number of trends in the aircraft finance and leasing industry, including:

•	Large and growing commercial aircraft fleet to meet global demand. Globalization and economic growth throughout the developing world have led to increased demand for air travel. We expect that continued increases in the worldwide gross domestic product, economic development in emerging markets and competitive pricing resulting from the continued growth of low-cost carriers will drive further increases in air travel and aircraft demand. Boeing estimates that the current global fleet of operating commercial jet aircraft consists of 17,330 aircraft and has forecasted that by 2025 the fleet will reach 35,970 aircraft, of which 27,360 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 25,375 aircraft by 2023, of which 21,759 will be mainline passenger jets. In dollar terms, the current global fleet has an estimated value of $350 billion and is estimated to grow to approximately $777 billion by 2025. Nevertheless, the aircraft industry is subject to demand shifts, and any downturn in discretionary business or consumer spending or increased costs could have a significant impact on air traffic and aircraft demand.

•	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. The proportion of the global fleet owned by operators has declined from 71% in 1990 to 54% in 2005, and the proportion of the global fleet under operating lease has increased from approximately 18% to 30% during this period. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors (GECAS and International Lease Finance Corporation, or ILFC) own or manage approximately 35% of the total number of aircraft under lease, while the next largest competitor’s market share is less than 5%. As a result, significant consolidation opportunities exist for lessors with adequate capital resources and financial flexibility.

•	Improving lease rates. With the recent recovery of much of the global commercial aviation industry, aircraft values have stabilized and have begun to increase slowly for some aircraft types. For a number of aircraft types, particularly the Boeing 737 and the Airbus A320, which are highly favored by low-cost carriers, supply is limited, and there is some concern that manufacturers will be unable to satisfy demand in the near term. Demand for larger aircraft types, such as the 767-300ER and A330, is exceptionally strong and cannot be met by current aircraft availability. Reductions in supply for many aircraft types has led to an increase in lease rental rates and, in certain cases, aircraft values. However, the airline industry has been subject to cyclical demand patterns, and a reduction in lease rates could occur.

Our Dividend Policy

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. We intend to pay a larger first dividend for the period from the completion of this offering to March 31, 2007.

Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow under long-term leases with a diversified group of commercial aviation customers. We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting cash flow in our business, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets beyond our Initial Portfolio of 41 aircraft.

The declaration and payment of future dividends to holders of our shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors our board of directors deems relevant. Please read ‘‘Dividend Policy — Possible Changes in Quarterly Dividends’’ and ‘‘Risk Factors’’ for a discussion of these factors.

Our Formation

We were formed at the direction of GECAS to acquire our Initial Portfolio from affiliates of GE and to develop an independent aircraft leasing business. We will use the net proceeds of this offering, together with the proceeds from a private placement of shares to GE and the net proceeds of the securitization described below, less certain expenses as described under ‘‘Use of Proceeds,’’ to finance the acquisition of our Initial Portfolio from affiliates of GE. The purchase price that we will pay for our Initial Portfolio will be determined based on the initial public offering price in this offering as described below and will not be based upon a valuation of such assets. The acquisition of our Initial Portfolio will be made through our subsidiary, Genesis Funding Limited, which we refer to as Genesis Funding.

On November 21, 2006, Genesis Funding entered into an agreement to complete a securitization that will close concurrently with this offering. The securitization will generate net proceeds of approximately $804.5 million through the issuance of floating-rate aircraft lease-backed notes, which will finance part of the cost of the acquisition of our Initial Portfolio. The obligations of Genesis Funding under these notes will be secured by its ownership interests in subsidiaries that own the aircraft in our Initial Portfolio and by the leases relating to those aircraft. A description of the securitization is set forth under ‘‘Description of Indebtedness — Securitization.’’

The purchase price for our Initial Portfolio will equal the sum of the net proceeds of this offering, our private placement of 3,450,000 shares to GE and the securitization, less the portion of such proceeds to be used to fund our formation and offering-related expenses, up-front costs and expenses related to our securitization, and a cash balance that we will retain for general corporate purposes. If the underwriters exercise their over-allotment option, the net proceeds from the sale of those shares and the private placement of additional shares to GE will be retained by us as additional working capital and will not increase the total purchase price. See ‘‘Use of Proceeds.’’ We estimate that the purchase price for our Initial Portfolio will be approximately $1,459.4 million. A description of the purchase agreement for our Initial Portfolio is set forth under ‘‘Asset Purchase Agreement.’’

In connection with this offering, our subsidiary, Genesis Acquisition Limited, has received a commitment for a $1 billion senior secured revolving credit facility that will be used to finance the acquisition of additional aircraft. A description of the credit facility is set forth under ‘‘Description of Indebtedness — Credit Facility.’’

The following diagram summarizes our corporate structure immediately after the completion of this offering:

*	Genesis Lease Limited will own 100% of Genesis Funding’s Class A common stock. For purposes of the securitization, a charitable trust will hold shares of Class B common stock of Genesis Funding having limited voting rights and representing less than 0.001% of the economic interest in Genesis Funding. See ‘‘Description of Indebtedness — Securitization.’’

Corporate Information

We are a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. All of our outstanding common shares are currently owned by Codan Trust Company Limited, in its capacity as trustee for a Bermuda purpose trust. The purpose trust was formed at the direction of GECAS for the purpose of organizing Genesis and holding our outstanding shares until we complete this offering. We will repurchase those shares for their aggregate par value of $12,000 upon the completion of this offering. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Although we, Genesis Funding and Genesis Acquisition are organized under the laws of Bermuda, we and they will be resident in Ireland for Irish tax purposes and thus will be subject to Irish corporation tax on our and their income in the same way, and to the same extent, as if we and they were organized under the laws of Ireland. Our principal executive offices are located at Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland. Our telephone number at that address is +353 61 633 333. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The Offering

Issuer	Genesis Lease Limited.

Securities offered	27,860,000 shares in the form of ADSs. Our common shares are being offered only in the form of ADSs.

Over-allotment option	4,179,000 shares in the form of ADSs.

GE investment	An affiliate of GE has agreed to purchase from us, in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 that will be consummated concurrently with this offering, 3,450,000 ADSs at a price per share equal to the initial public offering price. If the underwriters exercise their option to purchase additional ADSs to cover over-allotments, the affiliate of GE has agreed to purchase from us, as part of the private placement, an additional number of ADSs such that, following such exercise and purchase, it will continue to hold approximately 11% of the issued and outstanding ADSs. In addition to a 180-day lock-up applicable to all of the ADSs held by GE to which it has agreed with the representatives of the underwriters, GE has agreed with us not to sell or transfer 2,000,000 of these ADSs for a period of two years from the date of this prospectus.

Shares issued and outstanding immediately after this offering	31,310,000 shares (or 36,006,500 shares if the underwriters exercise their over-allotment option in full and GE purchases additional shares as described above).

Use of proceeds	We expect to use the net proceeds of this offering primarily to pay a portion of the purchase price for our Initial Portfolio.

The purchase price for our Initial Portfolio that will be the initial assets of our aircraft leasing business will be determined based upon the initial public offering price in this offering, and will not be based upon a valuation of such assets. The purchase price will be equal to the sum of:

•	net proceeds from this offering after deducting the underwriters’ discounts and commissions ($607.1 million), plus

•	proceeds from the sale of shares to GE in the concurrent private placement ($79.4 million), plus

•	net proceeds of $804.5 million from the securitization, after deducting the initial purchasers’ discount and fees, minus

•	$11.6 million to pay expenses related to our formation, this offering and the securitization, minus

•	a $20.0 million cash balance that we will retain for general corporate purposes.

We estimate that the purchase price for our Initial Portfolio will be $1,459.4 million.

If the underwriters exercise their over-allotment option, the net proceeds from the sale of those shares and the additional shares sold to an affiliate of GE in the private placement will be used for general corporate purposes, which may include the purchase of additional aircraft.

Dividend policy	Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. We intend to pay a larger first dividend for the period from the completion of this offering to March 31, 2007.

The declaration and payment of future dividends to our shareholders will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors our board of directors deems relevant. Please review ‘‘Dividend Policy — Possible Changes in Quarterly Dividends’’ and ‘‘Risk Factors’’ for a discussion of these factors.

U.S. Tax Considerations	U.S. holders of our shares will be subject to U.S. tax on any taxable income attributable to holding our shares or gain from the sale of our shares. For U.S. federal income tax purposes, we will be treated as a passive foreign investment company, or PFIC. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and to pay an interest charge on the tax imposed. A qualified electing fund, or QEF, election may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares. This election may accelerate the recognition of taxable income and may result in the recognition of ordinary income. In addition, our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers. Investors should consult with their own tax advisors as to whether or not to make such an election and should carefully review the information under the heading ‘‘Taxation Considerations — U.S. Federal Income Tax Considerations.’’

Provided you make a QEF election, we estimate that if you hold the shares that you purchase in this offering through December 31, 2008, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for such period that will be less than 37.5% of the cash distributions paid to you during such period. We expect that substantially all of this income will be allocable to

2007, and very little or none of this income will be allocable to 2008. Although we have estimated that if you make a QEF election the taxable income allocated to you initially will be less than anticipated distributions, if we do not acquire additional aircraft generating sufficient depreciation deductions for U.S. tax purposes, your share of taxable income will likely exceed cash distributions at some point in the future. Please review ‘‘Tax Considerations — U.S. Federal Income Tax Considerations’’ for the basis of this estimate.

ADSs	Each ADS represents one common share. The depositary will be Deutsche Bank Trust Company Americas. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The depositary through its custodian will hold the common shares underlying your ADSs. You will have rights as provided in the deposit agreement. The depositary will pay you the cash dividends and other distributions it receives on our common shares, in accordance with the terms of the deposit agreement, subject to any withholding taxes and any other applicable laws and regulations. We are offering our common shares only in the form of ADSs to facilitate the use by U.S. resident shareholders of an exemption from Irish withholding taxes available to U.S. residents. For a description of Irish withholding taxes and available exemptions for holders resident in the United States and other tax-treaty countries, you should review ‘‘Taxation Considerations — Irish Tax Considerations — Irish Dividend Withholding Tax.’’ We will pay all fees of the depositary, except in connection with cancellations of ADSs and withdrawal of common shares. For a description of the ADSs, you should review ‘‘Description of American Depositary Shares’’ in this prospectus.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol ‘‘GLS.’’

Corporate Tax Residency	We and certain of our subsidiaries will be resident in Ireland for Irish tax purposes and thus subject to Irish corporation tax on our and their income in the same way, and to the same extent, as if we and they were organized under the laws of Ireland.

Conditions Precedent	Completion of this offering is conditioned upon completion of the securitization and the private placement of shares to GE.

Risk Factors	Investing in our shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading ‘‘Risk Factors’’ and all other information set forth in this prospectus before investing in our shares.

Unless the context otherwise requires, all information in this prospectus:

•	reflects the acquisition of our Initial Portfolio, as described above under ‘‘— Our Formation;’’

•	assumes the underwriters do not exercise their over-allotment option; and

•	excludes approximately 32,176 restricted shares to be issued to our directors and officers prior to the completion of this offering.

Summary Historical Combined and Pro Forma Financial and Other Data

The following table presents summary historical combined and pro forma financial and other data of our predecessor, which reflect the combination of the aircraft included in our Initial Portfolio and related leases as owned and operated by affiliates of GE during each of the periods presented. Our predecessor combined financial statements reflect the results of each of these aircraft and the related leases from the date that each such aircraft was acquired by an affiliate of GE.

The summary historical combined financial data presented below for each of the three years in the period ended December 31, 2005 have been derived from the audited combined financial statements of our predecessor included elsewhere in this prospectus. The summary historical combined financial data presented below for each of the nine-month periods ended September 30, 2005 and 2006 have been derived from the unaudited condensed combined financial statements of our predecessor included elsewhere in this prospectus, which have been prepared on a basis consistent with the predecessor’s audited combined financial statements. Our predecessor’s combined financial statements have been prepared on a carve-out basis and do not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone company during the periods presented, or what our results of operations, financial position and cash flows will be in the future. Instead, this financial information represents the combination of results attributable to the aircraft included in our Initial Portfolio as owned, managed, financed and operated by GE and its affiliates.

The unaudited pro forma information set forth below reflects our predecessor historical combined financial information, as adjusted to give effect to the following transactions as if each had occurred as of the assumed dates:

•	the issuance and sale of 27,860,000 shares to the public at an initial public offering price of $23.00 per share, resulting in gross proceeds to us of $640.8 million and net proceeds of $607.1 million after deducting the underwriters’ discounts and commissions;

•	the issuance and sale of 3,450,000 shares to GE in the concurrent private placement at a price per share of $23.00, resulting in gross proceeds to us of $79.4 million;

•	the issuance of $810.0 million of aircraft lease-backed notes in the securitization for net proceeds of $804.5 million after deducting the initial purchasers’ discounts and fees;

•	the use of $2.5 million to fund our portion of the expenses related to this offering and the private placement of shares to GE;

•	the use of $9.1 million to fund our portion of the expenses related to the securitization;

•	the use of $1,459.4 million to purchase the 41 aircraft in our Initial Portfolio; and

•	the retention of a $20.0 million cash balance by us for general corporate purposes.

The unaudited pro forma statements have been prepared based upon available information and assumptions that we believe are reasonable. However, the unaudited pro forma financial statements are presented for illustrative and informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been consummated as of the assumed dates. The unaudited pro forma statements also should not be considered representative of our future financial condition or results of operations.

The following data should be read in conjunction with ‘‘Risk Factors,’’ ‘‘Use of Proceeds,’’ ‘‘Unaudited Pro Forma Financial Statements,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ and the combined financial statements of our predecessor company.

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2005	Nine Months Ended September 30, 2006
	2003	2004	2005	2005	2006
				(Dollars in thousands)
Statement of income data:
Revenues
Rental of flight equipment	$80,118	$99,414	$117,861	$86,989	$111,603	$159,801	$125,297
Expenses
Depreciation of flight equipment	29,321	35,005	42,462	30,611	37,396	57,684	43,842
Interest	25,700	28,680	34,995	25,232	33,161	48,893	36,670
Maintenance expense	48	1,019	1,989	264	3,819	1,989	3,819
Selling, general and administrative – related-party	1,283	2,400	3,144	2,688	2,724	12,770	9,943
Total operating expenses	56,352	67,104	82,590	58,795	77,100	121,336	94,274
Income before taxes	23,766	32,310	35,271	28,194	34,503	38,465	31,023
Provision for income taxes	7,328	14,892	13,900	11,291	12,791	4,808	3,878
Net income	$16,438	$17,418	$21,371	$16,903	$21,712	$33,657	$27,145
Other data:
Net cash provided by operating activities	$65,733	$85,525	$73,702	$53,681	$76,304
Net cash used in investing activities	(168,136)	(178,756)	(186,713)	(130,622)	(137,341)
Net cash provided by financing activities	102,403	93,231	113,011	76,941	61,037
EBITDA(1)	$79,094	$96,571	$113,493	$84,652	$105,541	$145,807	$112,016
Number of aircraft (at end of period)	25	31	37	34	40	41	41
Number of lessees (at end of period)	17	22	28	26	30	30	30

(1)	EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. We define EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of our operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of our business. Our management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of our business that, when viewed with our GAAP results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our operating results. EBITDA also assists us in comparing our liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and our board of directors to review the financial performance and liquidity of our business.

EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described above. In particular, we expect that depreciation of flight equipment and interest expense will continue to represent the substantial portion of our operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of our operating expenses from the measure. Our presentation of EBITDA should not be construed as an implication that our future results will be unaffected by expenses that are unusual, non-routine or non-recurring items.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

•	other companies may calculate EBITDA differently, which limits the usefulness of EBITDA as a comparative measure.

Because of these limitations, EBITDA should not be considered as the sole measure of the operating performance or liquidity of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. We strongly urge you to review the GAAP financial measures included in this prospectus, our predecessor’s consolidated financial statements, including the notes thereto, our pro forma financial statements, and the other financial information contained in this prospectus, and to not rely on any single financial measure to evaluate our business.

The table below shows the reconciliation of net income to EBITDA for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006:

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2005	Nine Months Ended September 30, 2006
	2003	2004	2005	2005	2006
				(Dollars in thousands)
Net income	$16,438	$17,418	$21,371	$16,903	$21,712	$33,657	$27,145
Provision for income taxes	7,328	14,892	13,900	11,291	12,791	4,808	3,878
Interest	25,700	28,680	34,995	25,232	33,161	48,893	36,670
Depreciation and amortization	29,628	35,581	43,227	31,226	37,877	58,449	44,323
EBITDA	$79,094	$96,571	$113,493	$84,652	$105,541	$145,807	$112,016

The table below shows the reconciliation of net cash provided by operating activities to EBITDA for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006:

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2005	Nine Months Ended September 30, 2006
	2003	2004	2005	2005	2006
Net cash provided by operating activities	$65,733	$85,525	$73,702	$53,681	$76,304	$106,255	$68,380
Interest expense	25,700	28,680	34,995	25,232	33,161	48,893	36,670
Income taxes, net of changes in deferred income taxes	(13,093)	(12,010)	16,053	14,468	2,287	—	10,201
Non-cash operating expenses	(1,283)	(2,400)	(2,806)	(2,437)	(2,691)	(400)	(300)
Net changes in operating assets and liabilities	2,037	(3,224)	(8,451)	(6,292)	(3,520)	(8,941)	(2,935)
EBITDA	$79,094	$96,571	$113,493	$84,652	$105,541	$145,807	$112,016

RISK FACTORS

Investing in our shares involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends and cause the trading price of our shares to decline. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends. You may lose all or a part of your investment.

Risks Related to Our Financial Information

We have no independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders.

We are a newly organized company with no independent operating history, and our prospects and ability to pay dividends must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. Our lack of independent operating history will make it difficult for investors to assess the quality of our management and our ability to operate profitably and pay dividends to our shareholders. The historical and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends. We cannot assure you that we will be able to implement our business strategies, that any of our strategies will be achieved or that we will be able to operate profitably and pay regular dividends to our shareholders. We urge you to carefully consider the basis on which the historical and pro forma financial information included in this prospectus was prepared and presented.

The historical and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends.

The historical combined and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future. This is primarily a result of the following factors:

•	The historical combined financial information included in this prospectus does not reflect our ongoing cost structure, management, financing costs or business operations. Instead, this financial information represents the combination of results attributable to some of the aircraft included in our Initial Portfolio as owned, managed, financed and operated by GECAS and its affiliates. Changes will occur in the cost, financing and operation of these aircraft after we acquire them. These changes are likely to include:

•	the incurrence of stand-alone costs for services previously provided by GE and its affiliates;

•	the need for additional personnel and service providers to perform services currently provided by GECAS and other affiliates of GE;

•	legal, accounting, compliance and other costs associated with being a public company with listed equity, including compliance with the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE; and

•	the fact that the historical combined financial information reflects only the number of aircraft included in our Initial Portfolio owned by affiliates of GE for the periods or as of the dates specified therein, rather than all 41 of the aircraft included in our Initial Portfolio.

•	The historical financial information reflects allocations of corporate expenses from affiliates of GE and GECAS to our Initial Portfolio. These allocations are different from the comparable expenses we will incur as a stand-alone public company due to a number of factors, including the likelihood that we will not be able to realize economies-of-scale and negotiating leverage achieved by GE and GECAS.

•	Our predecessor’s working capital requirements were satisfied as part of GE’s corporate-wide cash management policies. Although we will have access to a credit facility for the acquisition of additional aircraft, we will not be able to obtain financing on terms as favorable as our predecessor obtained from or through GE and our cost of debt will be higher.

•	We expect that depreciation of capitalized major maintenance costs and our maintenance expenses will be higher in future periods than reflected in the historical and pro forma financial information due to the aging of the aircraft in our Initial Portfolio.

•	The pro forma financial information gives effect to this offering, the securitization, the concurrent private placement to GE and the application of the proceeds from these transactions as described under ‘‘Use of Proceeds,’’ including the purchase of the aircraft in our Initial Portfolio, as if those transactions were already consummated. This pro forma financial information has been prepared based upon available information and estimates and assumptions that we believe are reasonable. However, this pro forma financial information is presented for illustrative and informational purposes only and is not intended to represent or indicate what our financial condition or results of operations would have been had those transactions occurred as of those dates, nor what they may be in the future.

•	We expect that our effective tax rate will be lower than our predecessor’s as a result of our tax residency in Ireland. We also expect that our cash tax payments will be lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law.

Our subsidiaries in many cases have owned the aircraft prior to our acquisition of them and may have unknown contingent liabilities that we may be required to fund.

There is a risk that our subsidiaries, many of which have owned the aircraft in our Initial Portfolio prior to our acquisition of such subsidiaries, could have material contingent liabilities that are unknown to us and that were incurred by third parties from operating and leasing the aircraft in our Initial Portfolio or for other reasons.

Affiliates of GE, from which we will acquire our Initial Portfolio, will make representations and warranties relating to:

•	the existence of a valid and final transfer of the beneficial interests of entities that hold the aircraft or entities that hold the beneficial interests of any such entities and that are sold to us by affiliates of GE;

•	the title of our aircraft-owning subsidiaries to the applicable aircraft; and

•	the lack of additional liabilities of our aircraft-owning subsidiaries or liens on the aircraft other than disclosed to us.

These representation and warranties are subject to time limits. If a liability arises and we are called on to pay it but are not able to recover any amount from the sellers for such liability, our liquidity could decrease significantly and we may be unable to pay dividends to our shareholders.

Risks Related to Our Dividend Policy

We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.

There are a number of factors that could affect our ability to pay dividends. If we are not able to refinance the notes issued in the securitization before the principal begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing after the end of the fifth year after the issuance of the notes in the securitization, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing after the end of the third year after such issuance, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause you not to receive dividends in the expected amounts or at all, include the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the ‘‘Irish Treaty’’) or our ability to qualify for the benefits of such treaty;

•	cash reserves established by our board of directors;

•	restrictions under Bermuda law on the amount of dividends that we may pay: and

•	the other risks discussed under ‘‘Risk Factors.’’

The failure to maintain or pay dividends would adversely affect the trading price of our shares. See ‘‘Dividend Policy.’’

We are a holding company and will initially rely on Genesis Funding and its subsidiaries, the owners of the aircraft in our Initial Portfolio, to provide us with funds necessary to meet our financial obligations and pay dividends.

We are a holding company and our principal asset is the equity interest we hold in Genesis Funding, which will own, through its subsidiaries, the aircraft in our Initial Portfolio. As a result, we will depend on loans, dividends and other payments from Genesis Funding and from any other subsidiaries through which we may conduct operations in the future, to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. Genesis Funding is legally distinct from us and is significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing the notes issued in the securitization. See ‘‘Description of Indebtedness — Securitization.’’ Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries will generally be required to service their debt obligations before making distributions to us, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs. In addition, our rights to the aircraft owned by Genesis Funding and our other subsidiaries will be structurally subordinated to the rights of the creditors of Genesis Funding. This means that the creditors of Genesis Funding and of our other subsidiaries will be paid from their assets before we would have any claims to those assets.

Other Risks Related to Our Business

Unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio and other aviation assets could reduce or prevent our future growth and profitability.

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. There is currently high market demand for certain narrow-body aircraft, and we may encounter difficulties in acquiring aircraft on favorable terms or at all, including increased competition for assets, which could reduce our acquisition opportunities or cause us to pay higher prices. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition and may not generate sufficient cash flow to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships or cash flow enhancements;

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that we acquire;

•	incur other significant charges, including asset impairment or restructuring charges; or

•	be unable to maintain our ability to pay regular dividends to our shareholders.

Unlike new aircraft, existing aircraft typically do not carry warranties as to their conditions. Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, such an inspection normally would not provide us with as much knowledge of an aircraft’s condition as we would have if it had been built for us. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and may have been adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity and our ability to pay regular dividends to our shareholders.

We will need additional capital to finance our growth, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow and compete in the aviation market.

We will require additional financing to expand our business through the acquisition of additional aircraft and other aviation assets. Financing may not be available to us or may be available to us only on terms that are not favorable. The terms of our credit facility and the securitization restrict our ability to incur additional debt. In addition, the terms of any other indebtedness we may incur may restrict our ability to incur additional debt. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies.

We are a start-up company and need to establish our business infrastructure.

Our operational success will depend on succesfully establishing the business infrastructure, policies, procedures and systems necessary to support and grow our business. We may encounter difficulties and delays in establishing our business infrastructure, policies, procedures and systems and in integrating third-party service providers, which may affect our ability to meet reporting and other compliance requirements and to make payments on our debt in a timely manner. This may harm our business, financial condition, results of operations and cash flows and may delay or reduce our future growth and profitability.

The death, incapacity or departure of senior management could harm our business and financial results.

Our future success depends to a significant extent upon our chief executive officer, John McMahon, and our chief financial officer, Alan Jenkins. Mr. McMahon has substantial experience in the aviation industry, and his continued employment is crucial to the development of our business strategy and to the growth and development of our business. Mr. Jenkins also has significant experience in the aviation leasing industry on which we will depend. If Mr. McMahon or Mr. Jenkins were to die, become incapacitated for a short or long period, or leave our company, we may not be able to replace him with another chief executive officer or chief financial officer with equivalent talent and experience, and our business, prospects, financial condition, results of operations and cash flows may suffer. Because we have such a limited staff, the impact of either Mr. McMahon’s or Mr. Jenkins’s departure could be severe to our business.

We will become subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

In connection with this offering we will become obligated to file with the SEC periodic reports that are specified in Section 13 of the Securities Exchange Act of 1934, and we will be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Upon completion of this offering, we will also become subject to requirements of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. Pursuant to such obligations we will be required to, among other things:

•	prepare periodic reports, including financial statements, in compliance with our obligations under U.S. federal securities laws and NYSE rules;

•	maintain effective internal controls over financial reporting and disclosure controls and procedures;

•	establish an investor relations function; and

•	establish internal compliance policies, such as those relating to insider trading.

We may not be successful in implementing these requirements. If we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

We have retained AIB International Financial Services Limited, or AIBIFS, as a corporate services provider to assist us in establishing books of account and in preparing our quarterly and annual consolidated financial statements. AIBIFS has informed us that they have not previously provided these services to a company like ours that prepares its consolidated financial statements under U.S. GAAP and is subject to SEC public company requirements, including the reporting and other requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. We will retain Ernst & Young LLP to provide training and assistance regarding U.S. GAAP and SEC reporting requirements including the requirements of the Sarbanes-Oxley Act of 2002. If, due to lack of experience or otherwise, AIBIFS does not adequately perform such services and we are unable to remedy such inadequacy ourselves or through other service providers, our financial statements could contain material misstatements or omissions, we could have material weaknesses in our internal controls over financial reporting and our financial statements may not be published in a timely fashion, any of which could cause investors to lose confidence in our financial reporting and have an adverse effect on the trading price of our shares.

Risks Related to Our Indebtedness

We may not be able to refinance the notes issued by Genesis Funding on favorable terms or at all, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.

We currently intend to refinance the notes issued by Genesis Funding in the securitization through a further securitization or other long-term financing prior to the date five years after the completion of this offering after which we will be required to apply all of the available cash flow from our Initial Portfolio to repay the principal thereon. We bear the risk that we will not be able to refinance our existing indebtedness on favorable terms or at all. The inability to refinance our securitization indebtedness may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. If we are not able to refinance the notes issued in the securitization before being required to apply all of the available cash flow from our Initial Portfolio to repay the principal thereon and, as a result, excess cash available for dividends from Genesis Funding is eliminated, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient additional sources of cash flow to replace the cash flows that will be applied to such principal amortization.

We are subject to risks related to our indebtedness that may limit our operational flexibility and our ability to pay dividends on our shares.

The terms of the notes that Genesis Funding will issue in the securitization subject us to certain risks and operational restrictions, including:

•	all the aircraft leases in our Initial Portfolio and several of our aircraft serve as collateral for the notes issued in the securitization, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under those notes;

•	we will be required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	restrictions on Genesis Funding’s or other subsidiaries’ ability to distribute excess cash flow to us under certain circumstances;

•	lessee, geographical and other concentration limits on flexibility in leasing our aircraft;

•	requirements to obtain policy provider consents and rating agency confirmations for certain actions; and

•	restrictions on Genesis Funding’s ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

The restrictions described above may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth, including our committed credit facility.

The terms of the notes issued in the securitization will require us to apply funds otherwise available for paying dividends to the repayment of such notes commencing after the end of the fifth year after consummation of this offering. Additionally, if Genesis Funding does not satisfy a debt service coverage ratio for two consecutive months between the 35th and 59th months after consummation of this offering, Genesis Funding will be required to apply funds otherwise available for paying dividends to the retirement of the securitization notes.

Commencing after the end of the fifth year after consummation of this offering, Genesis Funding will be required to apply all of its available cash flow to repay the principal of the securitization notes. If Genesis Funding’s debt service coverage ratio (as defined in the indenture for the securitization notes) is less than 1.80 to 1.00 on any two consecutive monthly payment dates occurring between the 35th and 59th month after consummation of this offering, Genesis Funding will be required to apply all of its available cash flow to repay the principal of the securitization notes. If Genesis Funding has not refinanced the notes prior to being required to apply all available cash flow to repay the principal amount of the notes, then the cash flow from the aircraft in our Initial Portfolio will not be available to us to pay dividends or to finance acquisitions of additional aircraft.

Genesis Funding’s notes will be subject to interest rate risk, which could impair its ability to make distributions to us and our ability to pay dividends to you.

The notes that Genesis Funding will issue in the securitization will have a floating interest rate, which will subject Genesis Funding to the risk of an increase in interest rates and to the risk that its cash flow may be insufficient to make scheduled interest payments on its notes if interest rates were to increase. To limit this risk and to maintain the ratings of its notes, Genesis Funding has entered into interest rate swaps or other interest rate hedging arrangements with one or more counterparties. If any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair Genesis Funding’s ability to make distributions to us, which would, in turn, adversely affect our ability to meet our financial obligations and pay dividends to our shareholders.

Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers

We will depend on GECAS to service our Initial Portfolio and additional aircraft that we acquire in the future.

We are a newly formed company with no employees other than our chief executive officer and our chief financial officer. Our business strategy involves outsourcing our servicing and remarketing of aircraft to GECAS. Our initial business operations will consist of owning and leasing a portfolio of aircraft acquired from affiliates of GE. These aircraft assets were previously owned, managed and leased by GE and its affiliates as part of their larger aircraft leasing enterprise. We will not have the same infrastructure as GECAS to support these aircraft assets and will continue to rely on GECAS for the servicing of our aircraft. Pursuant to our servicing agreements, GECAS will provide us with a variety of services, including collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases, enforcing rights against lessees, remarketing aircraft for re-lease or sale and other aircraft-related services. GECAS will have a high level of autonomy in its servicing of our aircraft, and our operational success, revenues, aircraft and lease related costs and ability to execute our growth strategy will depend significantly on GECAS’s satisfactory performance of these services. GECAS’s failure to perform these services satisfactorily would significantly impair our ability to maximize our lease or sale income, monitor our lessees’ compliance with their lease obligations and/or comply with our contractual obligations under our leases. Our rights to terminate the servicing agreements are limited. In particular, we have no right to terminate GECAS as servicer simply because it is performing unsatisfactorily. See ‘‘—Even if we are dissatisfied with GECAS’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’

GECAS is not obligated to service all aircraft that we acquire in the future. The servicing agreements provide that GECAS may decline to accept newly acquired aircraft for servicing for a number of specified reasons. See ‘‘Servicing Agreements.’’ If GECAS declines to service any aircraft we acquire in the future, we will need to find a replacement servicer for such aircraft. The quality of any replacement services may not be as high or provided on terms as favorable as the terms currently offered by GECAS.

In addition, if any of the servicing agreements were to be terminated, or if their terms were to be altered, we will not be entitled to benefit from certain terms of the leases, such as cross-defaults and various insurance terms, that apply only if GECAS is the servicer, and we may not be able to replace these services promptly. If we are unable to maintain a strong, positive relationship with GECAS, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

GECAS’s obligation to provide us with opportunities to purchase additional aircraft or other aviation assets under our business opportunities agreement is limited, and GECAS is not prevented from competing with us for such acquisitions.

We have entered into a business opportunities agreement with GECAS which we expect will lead to additional opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered to us directly by GECAS. However, GECAS generally is free to decide whether to make offers to sell aircraft to the aircraft finance industry generally, whether to sell us any aircraft that we offer to purchase and whether to provide us with access to any opportunities to purchase aircraft from other sources. Although we intend to source aircraft purchases on our own, our resources will be significantly less than those of GECAS. Competition from GECAS or the ability of other parties to negotiate more favorable terms with GECAS or other sources of opportunities presented to us may adversely affect our business and growth prospects. See ‘‘Business Opportunities Agreement.’’

GECAS and its affiliates may have conflicts of interest with us, and their limited contractual or other duties may not restrict them from favoring their own business interests to our detriment.

Conflicts of interest may arise between us and GECAS, as the servicer for our aircraft, with respect to our operations and business opportunities. These conflicts may arise because GECAS manages and remarkets for lease or sale aircraft for us, itself, its affiliates and for many other entities. In addition, GECAS also will have extensive information about our business and operations as a result of the continued servicing of our aircraft, including access to sensitive competitive information such as lease and aircraft pricing, whereas we will not have access to similar information with respect to GECAS. If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, the servicing agreements provide that GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis. Nevertheless, despite these contractual undertakings, GECAS may favor its own interests and the interests of other managed entities over our interests.

Conflicts may arise, for example, when our aircraft are leased to entities that also lease other aircraft owned or managed by GECAS and decisions affecting some aircraft may have an adverse impact on others. For example, when a lessee in financial distress seeks to return some of its aircraft, GECAS will be required to decide which aircraft to accept for return and may favor its or another managed entity’s interest over ours. Conflicts also may arise when our aircraft are being marketed for re-lease or sale at a time when other aircraft owned or managed by GECAS are being similarly marketed. These conflicts may be especially pronounced when an affiliate of GECAS is providing financing for a lessee or for the marketed aircraft or where GECAS’s contractual arrangements with a third party have the effect of requiring preferential treatment for other aircraft.

Under the terms of our servicing agreements with GECAS, we are not entitled to be informed of all conflicts of interest involving GECAS and are limited in our right to replace GECAS because of conflicts of interest. Any replacement servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by GECAS. Moreover, in certain situations we may incur duplicative servicing fees for services we obtain when there is a conflict of interest. If GECAS, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See ‘‘— Even if we are dissatisfied with GECAS, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’

Conflicts may also arise when GECAS decides to whom it will offer the opportunity to acquire an aircraft. Although GECAS has agreed under the business opportunities agreement to notify us of any offers that it makes to sell commercial jet aircraft to the aircraft finance industry generally, GECAS is not required to sell us any aircraft that we offer to purchase or to provide us with opportunities that become available to GECAS from other sources. Accordingly, GECAS may decide to purchase aircraft for itself or favor other managed entities that are interested in purchasing aircraft that become available from other sources. See ‘‘— GECAS’s obligation to provide us with opportunities to purchase additional aircraft or other aviation assets under our business opportunities agreement is limited, and GECAS is not prevented from competing with us for such acquisitions.’’

We may compete with GECAS for acquisitions and dispositions of aircraft as well as the re-leasing of our aircraft that are not serviced by GECAS.

We may compete with GECAS in the market for aircraft acquisitions and dispositions and in re-leasing any of our aircraft that GECAS does not service. Currently, GECAS manages more than 1,400 aircraft owned by its affiliates and more than 250 aircraft owned by other entities and thus will have considerably greater scale than we will have. GECAS also will have extensive information about our business and operations as a result of the continued servicing of our aircraft, including access to sensitive competitive information such as lease and aircraft pricing, whereas we will not have access to similar information with respect to GECAS. In addition, GECAS has significantly greater financial resources than we have. As a result, we are likely to be at a competitive disadvantage to GECAS as we seek to acquire or dispose of aircraft or to re-lease any of our aircraft that GECAS does not service.

Our servicing agreements limit our remedies against GECAS for unsatisfactory performance and provide certain termination rights to the policy provider.

Under our servicing agreements with GECAS, in many cases we may not have the right to recover damages from GECAS for unsatisfactory performance. In addition, although GECAS is subject to standards of care and conflicts as provided in the servicing agreements, GECAS is not contractually responsible for:

•	the transfer of aircraft, leases or other assets to our company;

•	determining the adequacy of the terms of any aircraft lease, including rent payments or security deposits;

•	determining the reliability or creditworthiness of any lessee; or

•	our compliance with the terms of our agreements with other parties, including the indenture for the securitization and our credit facility.

We have agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or willful misconduct (including willful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. We have also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in this prospectus (except certain disclosures provided to us by GECAS) and losses arising out of our compliance with our obligations to any holders of any securities issued by us or any of our subsidiaries or any governmental authorities.

Under certain circumstances the provider of the financial guarantee insurance policy with respect to the securitization notes has the right to terminate GECAS as the servicer for our Initial Portfolio without our consent and may terminate GECAS at a time which may be disadvantageous to us.

Even if we are dissatisfied with GECAS’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.

We have the right to terminate any servicing agreement with GECAS (except in the case of the servicing agreement for our Initial Portfolio, which also requires the prior written consent of the policy provider) if, among other things,

•	GECAS ceases to be at least majority-owned directly or indirectly by General Electric Capital Corporation, or GE Capital, or its ultimate parent, GE;

•	GECAS fails in any material respect to perform any material services under the servicing agreement which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS fails in any material respect to perform any material services under the servicing agreement in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;

•	with respect to the master servicing agreement, we have insufficient funds for the payment of certain dividends while a significant portion of our available aircraft remain off-lease for a specified period;

•	with respect to the servicing agreement for our Initial Portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	with respect to the servicing agreement for our Initial Portfolio, at least 15% of the number of aircraft assets remain off-lease but available for re-lease for a period of at least three months following specified events set forth in the trust indenture; or

•	with respect to the servicing agreement for our Initial Portfolio, without limiting GECAS’s rights under the security trust agreement, GECAS takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any person in the Genesis Funding, and any of its subsidiaries, or any of the aircraft assets.

In addition, in the case of the servicing agreement for our Initial Portfolio, the policy provider also will have the right to terminate such servicing agreement under the circumstances described above.

In the absence of any of these events, neither we nor the policy provider have a right to terminate any servicing agreement, even if we are or it is dissatisfied with GECAS’s performance. In addition, because of our substantial dependence on GECAS, our board of directors may be reluctant to initiate litigation against GECAS to enforce contractual rights under any servicing agreement.

GECAS may resign under any servicing agreement with respect to all aircraft serviced thereunder or any affected aircraft, as the case may be, if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be in violation of any GE corporate policy regarding business practices or legal, ethical or social matters, be likely to lead to an investigation by any governmental authority of GECAS or its affiliates, expose GECAS to liabilities for which, in GECAS’s good faith opinion, adequate bond or indemnity has not been provided or place GECAS in a conflict of interest with respect to which, in GECAS’s good faith opinion, GECAS could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be (but with respect to the foregoing circumstances, GECAS may resign only with respect to the affected aircraft). Whether or not it resigns, GECAS is not required to take any action of the foregoing kind. GECAS may also resign if it becomes subject to taxes for which we do not indemnify GECAS. GECAS’s decision to resign under any servicing agreement would significantly impair our ability to re-lease or sell our aircraft and service our leases.

We will rely extensively on third-party service providers for certain administrative, accounting and other services.

Our only current employees are our chief executive officer and our chief financial officer. We intend to outsource certain significant administrative, accounting and other tasks to third-party service providers. We expect that these tasks will include:

•	assisting with the management of Genesis Funding and administration of the securitization;

•	providing financial information in connection with the maintenance of our accounting ledgers;

•	assisting in preparation of quarterly and annual financial statements;

•	coordinating cash management and certain other treasury functions;

•	coordinating information systems, network and related services;

•	assisting in the preparation of annual budgets;

•	assisting in the preparation of reports to investors and to the SEC;

•	arranging for the preparation of and filing all required tax returns;

•	administering payrolls;

•	assisting with investor relations; and

•	other services that we may identify in the future.

We will also rely extensively on GECAS to service our aircraft.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Any service provider’s failure to perform its obligations would harm our ability to perform the functions listed above.

The terms of our agreements with GECAS and other affiliates of GE were negotiated without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

We will enter into various agreements with GECAS and other affiliates of GE that will effect the transactions relating to our formation, this offering, the securitization and the application of the proceeds from this offering and the securitization, and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and our board of directors, they were determined by GE-affiliated entities in the overall context of this offering and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of arm’s-length transactions among unaffiliated third parties.

Risks Relating to Our Aircraft Portfolio

The variability of supply and demand for aircraft and other aviation assets could depress lease rates and the value of our leased assets, which would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and pay dividends.

The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•	governmental regulation, including new airworthiness directives;

•	interest rates;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers:

•	availability of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.

These factors may produce sharp decreases in asset values and achievable lease rates, which would have an impact on our cost of acquiring aircraft or other aviation assets, may result in lease defaults and could delay or prevent the aircraft or other aviation assets from being re-leased or re-leased on favorable terms, or, if desired, sold on favorable terms.

Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse affect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft and other aviation assets include:

•	the particular maintenance and operating history of the airframes and engines;

•	the number of operators using that type of aircraft or engine;

•	whether an aircraft or other aviation asset is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of our aircraft and other aviation assets;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and

•	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft or other aviation assets that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations and to pay dividends.

The purchase price we are paying for the aircraft in our Initial Portfolio will be based on the purchase price of our shares in this offering and the value of such shares is subject to all of the risks set forth in this prospectus.

We will acquire the aircraft in our Initial Portfolio pursuant to an asset purchase agreement with affiliates of GE. See ‘‘Asset Purchase Agreement.’’ The asset purchase agreement has not been negotiated on an arm’s-length basis. The price per share to be paid by investors who purchase our shares in this offering will be used in a formula to determine the purchase price we pay for the aircraft and related leases in our Initial Portfolio, and such purchase price will not be based on a valuation of such assets or their net book value reflected in the predecessor financial statements. See ‘‘Use of Proceeds.’’ The value of such shares is uncertain and subject to all the risks set forth in this prospectus.

We may be required to substitute some aircraft in our Initial Portfolio.

Many of the aircraft in our Initial Portfolio will not be delivered upon the completion of this offering. Under the asset purchase agreement, GE and its affiliates are obligated to deliver the aircraft not delivered at closing within 210 days of the completion of this offering. However, the transfer of the aircraft to us will require the cooperation of lessees, and we cannot assure you that they will cooperate or that all of the aircraft in our Initial Portfolio will be delivered before the end of this delivery period. If GE is unable to deliver any aircraft before the end of this period for any reason other than the destruction of, or substantial damage to, the aircraft, then GE must use reasonable efforts to designate a substitute aircraft for the undelivered aircraft before the end of such 210-day period. If an aircraft is destroyed or substantially damaged, GE may identify a substitute aircraft if it chooses. A substitute aircraft, individually or in the aggregate with other substitute aircraft, must be reasonably acceptable to us and must meet certain conditions. In determining whether to grant our consent we will consider various factors including appraised value, lease terms, and type, location and remaining useful life of the aircraft and the delivery of substitute aircraft will be subject to confirmation by each of the rating agencies rating the notes issued in the securitization that it will not lower, qualify or withdraw its rating on the notes as a result of the delivery of that substitute aircraft and the consent of the policy provider (unless such substitution will not result in an adverse change to the policy provider’s capital charge with respect to the notes issued in the securitization or the ratings assigned to the notes by each rating agency (without regard to the policy)). If a substitute aircraft is not delivered within the 210-day period following the completion of this offering for any reason, GE will refund a portion of the purchase price of our Initial Portfolio. See ‘‘Asset Purchase Agreement.’’

If substitute aircraft are delivered, we may be required to restate our predecessor financial statements and pro forma financial statements to reflect the substitute aircraft and related leases if the substitution were to have a material impact on our predecessor financial statements. A restatement could impair our access to capital markets, increase the likelihood of litigation against us and reduce the trading price of our shares.

Some of the aircraft in our Initial Portfolio have been damaged and subsequently repaired.

Under the asset purchase agreement, we are obligated to accept delivery of any aircraft that has been materially damaged if such aircraft has been repaired prior to the delivery date for such aircraft and otherwise meets the conditions precedent for aircraft delivery. Some of the aircraft in our Initial Portfolio have been damaged. Even though these aircraft have been repaired, we may not be able to resell or re-lease such aircraft on terms as favorable as those for an aircraft that has not been damaged.

The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 Dreamliner and the Airbus A350 (currently scheduled to enter service in 2008 and 2012, respectively) and a replacement type for the Boeing 737 and Airbus A320 families of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees. In addition, although all of the aircraft in our Initial Portfolio are Stage 3 noise-compliant, the imposition of stringent noise or emissions regulations may make certain of our aircraft less desirable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge.

Our operational costs will increase as our aircraft age, which will adversely affect the amounts available to pay dividends.

As of September 30, 2006, the weighted average age of the aircraft in our Initial Portfolio was 5.5 years. In general, the cost of redelivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenses as our fleet ages could adversely affect our ability to pay dividends.

The concentration of aircraft types in our Initial Portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

Of the aircraft in our Initial Portfolio, approximately 42% are Boeing 737-800 aircraft, approximately 27% are Airbus A320-200 aircraft and approximately 31% are various other aircraft. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio. In addition, the abandonment or rejection of the lease of any of the types of aircraft listed above by one or more carriers in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code or comparable statutes in non-U.S. jurisdictions may diminish the value of such aircraft and will subject us to re-leasing risks.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown, Boeing Capital, CIT Aerospace, GATX Air, Pegasus Aviation, RBS Aviation Capital and Singapore Aircraft Leasing Enterprise. We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Some of our competitors have significantly greater resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select types of aircraft from their fleets. This has resulted in an increase in available aircraft of these types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreement for that aircraft. In doing so, GECAS will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of used aircraft, and therefore we also will compete with GECAS when seeking to acquire aircraft.

If demand for leased aircraft does not increase, we may not be able to expand our business.

Over the past 20 years, the world’s airlines have leased a growing proportion of their aircraft. The proportion of the global fleet owned by operators has declined from 71% in 1990 to 54% in 2005, and the portion of the global fleet under operating lease has increased from approximately 18% to 30% during this period. Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. If, however, the aggregate demand for leased aircraft does not expand, then we may be unable to implement our growth strategy through aircraft acquisitions. Failure to expand our aircraft portfolio would impair our ability to sustain our revenues or support our expected dividend payments.

Depreciation expenses and impairment charges could have a material adverse effect on our financial condition and results of operations.

Our aircraft have finite economic lives, their values depreciate in the ordinary course over time and their ability to generate earnings and cash flow for our business declines over time. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings and cash to pay dividends will be reduced. In addition, we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our net income during the period of the disposition and reduce our total assets.

In addition, aircraft in our Initial Portfolio and any other aircraft and other aviation assets that we acquire in the future are expected to be under operating leases that are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our Initial Portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, other market conditions and residual values, then we may be required to recognize material impairment charges that would reduce our net earnings or increase our net losses. Under GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

The appraised base values of the aircraft in our Initial Portfolio were prepared in connection with the securitization and should not be relied upon as indicative of the value of our Initial Portfolio.

The base value of the aircraft in our Initial Portfolio prepared in connection with the securitization was determined in accordance with market practice for securitizations without regard to rental revenues from existing leases relating to such aircraft or any physical inspection of the aircraft. Contrary to these assumptions, each aircraft in our Initial Portfolio is subject to a lease providing for a stream of contracted rents. The appraisers for the securitization also assumed an open, unrestricted stable market environment with a balance of supply and demand, as well as other factors common for aircraft appraisals. In practice, market conditions will vary from the appraisers’ assumptions, and there are typically imbalances of aircraft supply and demand that may be particularly pronounced for specific aircraft types. At a cyclical low, the market value of most aircraft types may be less than the appraised base values. Accordingly, you should not rely on the appraised base values as a measure of current realizable value or as a measure of the value to us of our Initial Portfolio as a source of revenues and cash flows. See ‘‘Description of Indebtedness—Securitization—Payment Terms.’’

Aircraft liens could impair our ability to repossess, re-lease or resell the aircraft.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, repairer’s charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of any particular aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or resell our aircraft.

Although financial obligations are the responsibilities of the lessees, if they fail to fulfill their obligations, liens may attach. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess the aircraft or obtain the aircraft or engines from a creditor thereof. These payments would be a required expense for us and would reduce our net income and our cash flows.

We cannot assure you that all lessees will comply with the registration requirements in the jurisdiction where they operate.

All of our aircraft are required to be registered at all times with appropriate governmental authorities. Generally, in jurisdictions outside the United States, failure by a lessee to maintain the registration of a leased aircraft would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder. If an aircraft were to be operated without a valid registration, the lessee operator or, in some cases, the owner or lessor might be subject to penalties, which could constitute or result in a lien being placed on such aircraft. Failure to comply with registration requirements also could have other adverse effects, including inability to operate the aircraft and loss of insurance. We cannot assure you that all lessees will comply with these requirements.

Government regulations could require substantial expenditures, reduce our profitability and limit our growth.

Certain aspects of our business are subject to regulation and require the oversight and regulation by state, federal and foreign governmental authorities. Aircraft are subject to regulations imposed by aviation authorities regarding aircraft maintenance and airworthiness. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers may also issue their own recommendations. Airworthiness directives and similar requirements typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). In addition, if the aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, have to agree to pay) the cost of compliance with airworthiness directives. These expenditures can be substantial, and, to the extent we are required to pay them, our cash flow and ability to pay dividends could be substantially adversely affected.

In addition to these expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause our costs to increase and could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also by other jurisdictions where the aircraft operate. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off lease or a lessee defaults in effecting such compliance, we will be required to comply with such requirements at our expense.

It may be difficult or impossible to obtain title to one of the aircraft in our Initial Portfolio upon a bankruptcy or default by its owner and manager.

One of the aircraft in our Initial Portfolio (with a net book value of $39.8 million as of December 31, 2005) is on lease to a lessee based in Japan. Under Japanese law, title to each aircraft registered in Japan must be held by a Japanese entity. Accordingly, in order to permit the registration of this aircraft in Japan, legal title to the aircraft is held by a third-party Japanese corporation owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft will effectively be held by an entity, the beneficial interest in which will be held by Genesis Funding. Title to this aircraft will be transferred under the terms of a conditional sales agreement to such entity upon payment by such entity to the third-party Japanese owner of one U.S. dollar on the date the lease of the aircraft expires or any earlier date elected by such entity provided that (1) there is no continuing default by such entity and certain representations and warranties of such entity remain true and accurate and (2) the third-party Japanese owner is indemnified by the lessee for costs and taxes that arise as a result of the title transfer. While these liabilities are the responsibility of the lessee, if they are not paid, the entity holding the beneficial interest may effectively have to pay such amounts in order for title to be transferred. Under the conditional sale agreement, Genesis Funding effectively will have full control over the leasing of the aircraft to the lessee, but full liability to the Japanese title owner with respect to the aircraft if the lessee does not perform its indemnity or other obligations. The obligation of the third-party Japanese owner to transfer title to such entity is secured by a mortgage over the leased aircraft, and a share pledge over the entire share capital of the third-party Japanese owner, each in favor of such entity. Although the conditional sale agreement provides for title to transfer automatically, a bill of sale may be required to legally effect such transfer of title. There may be tax related considerations or issues relating to the validity of the method of title transfer depending on the location of the aircraft (and the related engines) at the time of transfer that may need to be considered at the time of transfer and which may affect the decision as to when to transfer title. It is also possible that the Japanese title owner or its manager parent company could breach its obligation to provide a bill of sale to document properly the title transfer to Genesis Funding, which could also result in possible impairment of our ability to obtain such evidence of title to the aircraft in a timely fashion or at all.

In the event of a bankruptcy proceeding involving the Japanese manager of this aircraft, the separateness of the corporate existence of the Japanese owner of the aircraft and the Japanese manager may be disregarded and this aircraft, if the third-party Japanese owner still holds legal title to it, may be consolidated with the assets of the Japanese manager and may become part of the bankruptcy estate, resulting in the possible impairment of our ability to obtain title to the aircraft in a timely fashion or at all.

Risks Relating to Our Leases

We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations, finance our growth and operations and pay dividends. We may not be able to re-lease or sell aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations, finance our growth and operations and pay dividends to our shareholders. The ability to re-lease aircraft will depend on general market and competitive conditions. Some of our competitors may have greater access to financial resources and, as a result of restrictions on us contained in the terms of our indebtedness, may have greater operational flexibility. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for debt service or operating expenses. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time could be adversely affected by depressed conditions in the airline and aircraft industries, airline bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

We rely on our lessees’ continuing performance of their lease obligations.

We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	competition;

•	fare levels;

•	air cargo rates;

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability and cost of jet fuel and general economic conditions affecting our lessees’ operations;

•	labor difficulties;

•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation of, or affecting, the air transportation business.

Some of our lessees may experience payment difficulties. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and pay dividends to shareholders. We may experience delinquencies, particularly if economic conditions deteriorate. In addition, the demand for aircraft generally diminishes as they age, and the creditworthiness of the lessees of older aircraft is generally lower than the creditworthiness of the lessees of newer aircraft.

We will typically not be in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft will be limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:

•	result in a grounding of the aircraft;

•	cause us to incur costs in restoring the aircraft to an acceptable maintenance condition to re-lease the aircraft;

•	adversely affect lease terms in the re-lease of the aircraft; and

•	adversely affect the value of the aircraft.

We cannot assure you that, in the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee will be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance expenses.

Because some airlines are in a weak financial condition and suffer liquidity problems, we may have trouble collecting lease payments on a timely basis or at all, which would adversely affect our revenues and cash flows and may adversely affect our ability to meet our debt obligations and pay dividends.

Some airlines are in a weak financial condition and suffer liquidity problems, and this is likely to be the case in the future with other airlines. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. Given the size of our aircraft portfolio, we expect that some lessees from time to time, and possibly in the near future, will be slow in making or will fail to make their payments in full under the leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions such as a decrease in their contribution toward maintenance obligations. A delayed, missed or reduced rental payment from a lessee would reduce our revenues and may adversely affect our ability to make payments on the notes issued in the securitization and pay dividends on our shares. While we may experience some level of delinquency under our leases, default levels may increase over time, particularly as our aircraft portfolio ages and if economic conditions deteriorate.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable leases, significant reductions in our cash flows and adversely affect our ability to meet our debt obligations and pay dividends on our shares.

We may be required to restructure a lease when a lessee is late in making payments, fails to make required payments or has otherwise advised us that it expects to default in making required payments. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past-due amounts. The terms and conditions of possible lease restructurings could result in significant reductions of rental payments, which would have an adverse impact on our cash flow available for distribution and reduced dividends to shareholders.

Because many of our lessees operate in emerging markets, we are indirectly subject to many of the economic and political risks associated with competing in such markets.

Emerging markets are countries which have developing economies that are vulnerable to business and political disturbances, such as significant economic instability, interest and exchange rate fluctuations, civil unrest, government instability, and the nationalization or expropriation of private assets. The occurrence of any of these events in markets served by our lessees and the resulting instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies. Our Initial Portfolio includes 23 aircraft leased to lessees that are domiciled in emerging markets, representing 58% of the weighted average of our Initial Portfolio.

We may be required to purchase repossession insurance if GECAS re-leases any of our aircraft to lessees located in certain jurisdictions.

Under the servicing agreements, GECAS has broad discretion to re-lease aircraft to lessees around the world, subject to the concentration limits and other restrictions in the indenture. Under the indenture for the notes issued in the securitization, if an aircraft is leased to a lessee in certain specified jurisdictions (including, among others, Belarus, Bhutan, Kazakstan and Mongolia) we may be required to purchase insurance to ensure our ability to repossess the aircraft. If GECAS re-leases any of our aircraft to lessees in these jurisdictions, our expenses may increase due to the need to purchase repossession insurance.

Lease defaults could result in significant expenses and loss of revenues.

If we are unable to agree upon acceptable terms for a lease restructuring, then we have the right to repossess aircraft and to exercise other remedies upon a lessee default. However, repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned at the end of a lease. These costs include legal expenses that could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate rental revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale, and we may need to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.

If we repossess an aircraft or other aviation asset, we will not necessarily be able to export or deregister and profitably redeploy the asset. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine.

Our lessees’ inability to fund their maintenance requirements on our aircraft could significantly harm our revenues, cash flows and ability to pay dividends.

The standards of maintenance observed by our lessees and the condition of aircraft at the time of sale or lease may affect the values and rental rates of our aircraft. Under each of our leases, the lessee is primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and to the aircraft, including operational, maintenance, and registration requirements and airworthiness directives. A lessee’s failure to perform required maintenance during the term of a lease could result in a diminution in the value of an aircraft, an inability to lease the aircraft at favorable rates or at all, or a potential grounding of the aircraft, and would likely require us to incur maintenance and modification costs upon the expiration or earlier termination of the lease to restore the aircraft to an acceptable condition prior to sale or re-leasing.

Failure to pay certain potential additional operating costs could result in the grounding of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our business, financial condition and results of operations.

As in the case of maintenance costs, we may incur other operational costs upon a lessee default or where the terms of the lease require us to pay a portion of those costs. Such costs, which can be substantial, include:

•	the costs of casualty, liability, war and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

•	the costs of licensing, exporting or importing an aircraft, costs of storing and operating an aircraft, airport taxes, customs duties, air navigation charges, landing fees and similar governmental or quasi-governmental impositions; and

•	penalties and costs associated with the failure of lessees to keep the aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

The failure to pay some of these costs can result in liens on the aircraft or a loss of insurance. Any of these events could result in the grounding of the aircraft and prevent the re-lease, sale or other use of the aircraft until the problem is cured.

Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us and may negatively affect our business, financial condition and results of operations.

Although we do not expect to control the operation of our leased aircraft, our ownership of the aircraft could give rise, in some jurisdictions, to strict liability for losses resulting from their operation. Our lessees are required to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance.

Following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they significantly increased the premiums for such third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of such third-party war risk and terrorism liability insurance that is available at any time may be below the amount required under the initial leases and required by the market in general.

We cannot assure you that the insurance maintained by our lessees will be sufficient to cover all types of claims that may be asserted against us. Any inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations, as well as the lack of available insurance, could reduce the proceeds upon an event of loss and could subject us to uninsured liabilities, either of which could adversely affect our business, financial condition and results of operations.

Failure to obtain certain required licenses, consents and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Aircraft leases often require specific licenses, consents or approvals. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase these requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Some of our leases provide the lessees with early termination rights.

Ten of the leases in our Initial Portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected. See ‘‘Business—Our Leases—Early Termination Rights.’’

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

Our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions.

European concentration.    Lease rental revenues from 10 lessees based in Europe accounted for 37.1% of total revenues for the nine months ended September 30, 2006. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian concentration.    Lease rental revenues from seven lessees based in Asia (including China) accounted for 25.5% of total revenues for the nine months ended September 30, 2006, and lease rental revenues from three lessees based in China accounted for 12.4% of total revenues. There are significant obstacles to the Chinese airline industry’s development, including continuing government control and regulation over the industry. If this control and regulation persists or expands, the Chinese airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration.    Lease rental revenues from six lessees based in North America accounted for 18.0% of total revenues for the nine months ended September 30, 2006. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. The outbreak of Severe Acute Respiratory Syndrome (SARS), high labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

The geographic classifications and revenue information for the lessees discussed above are based on the predecessor combined financial statements as of and for the nine months ended September 30, 2006 which reflect the 40 aircraft owned by our predecessor during such period and are included elsewhere in this prospectus.

Risks Related to the Aviation Industry

A deterioration in the financial condition of the commercial airline industry would have an adverse impact on our ability to lease our aircraft, sustain our revenues and pay dividends.

The financial condition of the commercial airline industry is of particular importance to us because we lease most of our aircraft to commercial airline customers. Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share will depend on the financial condition and growth of the commercial airline industry. The risks affecting our airline customers are generally out of our control, but because they have a significant impact on our customers they affect us as well. The risk factors that follow describe risks that affect the commercial airline industry generally and therefore have an impact on our business, financial condition and results of operations. These risks are generally not within our control. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. To the extent that our customers are adversely affected by these risk factors, we may experience:

•	downward pressure on demand for the aircraft in our fleet and reduced market lease rates and lease margins;

•	a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance and legal costs associated with the repossession, as well as lost revenue for the time the aircraft are off lease and possibly lower lease rates from the new lessees;

•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to aircraft not earning revenue and resulting in storage, insurance and maintenance costs; and

•	a loss if our aircraft is damaged or destroyed by an event specifically excluded from an insurance policy, such as dirty bombs, bio-hazardous materials and electromagnetic pulsing.

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, several U.S. airlines have sought to reorganize (and, in certain instances, have completed reorganization) under Chapter 11, and numerous other airlines have filed for similar protection under their local laws. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. This fare discounting has led to lower yields for all airlines, including certain of our lessees. The bankruptcies have led to the grounding of significant numbers of aircraft, rejections of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

As high fuel prices continue to affect the profitability of the airline industry, our lessees might not be able to meet their lease payment obligations to us.

Fuel costs represent a major expense to companies operating within the airline industry, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates. In addition, natural disasters can significantly affect fuel availability and prices. For example, in August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices.

Fuel prices have recently been at historically high levels. The continuing high cost of fuel will likely have a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft and engine repossessions;

•	increase our costs of servicing and marketing aircraft;

•	impair our ability to re-lease the aircraft and other aviation assets or re-lease or otherwise dispose of the assets on a timely basis at favorable rates; and

•	reduce the proceeds received for the aircraft or other aviation assets upon any disposition.

The effects of terrorist attacks and geopolitical conditions may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, airports have increased security restrictions, airline costs for aircraft insurance and enhanced security measures have increased and airlines have faced increased difficulties in acquiring war risk and other insurance at reasonable costs. Terrorist attacks and geopolitical conditions have harmed the airline industry, and concerns about geopolitical conditions and further terrorist attacks could harm airlines in the future as a result of various factors, including:

•	higher costs to airlines because of increased security measures;

•	the inconvenience of additional security measures;

•	the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions; and

•	significantly higher costs of aircraft insurance coverage for claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available.

Future terrorist attacks, war or armed hostilities, or the fear of such events, may further increase airline costs, depress air travel demand, cause certain aviation insurance to become available only at significantly increased premiums or not be available at all and could have a further adverse impact on the airline industry and on the financial condition and liquidity of our lessees, aircraft values and rental rates, all of which could adversely affect our financial results, growth prospects and ability to pay dividends.

The effects of pandemic diseases may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.

The 2003 outbreak of SARS was linked to air travel early in its development and had a severe adverse impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings, cancellation of many flights and employee layoffs. In addition, since 2003, there have been several outbreaks of avian influenza, or the bird flu, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Additional outbreaks of SARS or other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry.

We depend on aircraft and engine manufacturers’ success in remaining financially stable and producing aircraft.

The supply of jet aircraft, which we purchase and lease, is dominated by two airframe manufacturers, Boeing and Airbus, and a limited number of engine manufacturers. We therefore depend on these manufacturers’ success in remaining financially stable and producing aircraft and related components which meet airlines’ demands and providing customer support. Further, competition between the manufacturers for market share is escalating and may cause instances of deep discounting for certain aircraft types and may have a negative impact on our competitive pricing when we sell or lease aircraft. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

•	an inability to acquire aircraft and related components on terms that will allow us to lease those aircraft and related components to customers at our anticipated profit levels, resulting in lower growth rates or a contraction in our fleet;

•	poor customer support from the manufacturers of aircraft and components resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and components in our fleet and reduced market lease rates for those aircraft; and

•	reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and may adversely affect the value of our portfolio and our ability to remarket or sell some of the aircraft in our fleet.

Risks Related to the Ownership of Our Shares

Market interest rates may have an effect on the trading value of our shares.

One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate as a percentage of our shares price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities, such as bonds, increase.

Our common shares and the ADSs through which they will be held have no public market, and we cannot assure you that an active trading market will develop.

Prior to this offering, there has not been a market for our common shares or ADSs. Although our ADSs have been approved for listing on the NYSE, subject to official notice of issuance, an active trading market in our shares might not develop or continue. If you purchase shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined through negotiations with the representative of the underwriters based upon an assessment of the valuation of our shares and a book-building process. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial public offering price.

The market price and trading volume of our shares may be volatile and may be affected by market conditions beyond our control.

Even if an active trading market for the shares develops, the market price of our shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the ADSs may fluctuate and cause significant price variations to occur. If the market price of the shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. We cannot assure you that the market price of the shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our shares price or result in fluctuations in the price or trading volume of our shares include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us, other aircraft lessors or the aviation industry or the failure of securities analysts to cover our shares after this offering;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares or ADSs we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community; and

•	changes or proposed changes in laws or regulations affecting the aviation industry or enforcement of these laws and regulations, or announcements relating to these matters.

In the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of the shares, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of the shares is low.

We may issue additional shares without your approval, which would dilute your ownership interests and may depress share prices.

Upon the completion of this offering, we will have 31,310,000 shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option. We expect to implement our growth strategy through the acquisition of additional aircraft and other aviation assets financed primarily by issuances of debt and equity securities. Subject to the rules of the NYSE, we may issue additional shares without shareholder approval in a number of circumstances.

Our issuance of additional shares or other equity securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our shares may decrease; and

•	the market price of our shares may decline.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

•	provisions that permit us to require any competitor of GECAS that acquires beneficial ownership of more than 10% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as would reduce its beneficial ownership to less than 10%, in either case within 90 days of our request to so tender or sell;

•	provisions that reduce the vote of each common share held by a competitor of GECAS that beneficially owns 10% or more, but less than 50%, of our common shares to one-fifth of one vote per share on all matters upon which shareholders may vote;

•	provisions that permit our board of directors to determine the powers, preferences and rights of our preference shares and to issue such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision for cumulative voting in the election of directors, such that all the directors standing for election may be elected by our shareholders by a plurality of votes cast at a duly convened annual general meeting, the quorum for which is two or more persons present in person or by proxy at the start of the meeting and representing in excess of 50% of all votes attaching to all shares in issue entitling the holder to vote at the meeting.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our shares and your ability to realize any potential change of control premium. See ‘‘Description of Share Capital — Anti-Takeover Provisions.’’

We are a Bermuda company that is managed and controlled in Ireland. It may be difficult for you to enforce judgments against us or against our directors and executive officers.

We were incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States, a majority of our directors and officers, and some of the experts named in this prospectus, reside outside the United States and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.

There is doubt as to whether the courts of Bermuda or Ireland would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in Bermuda or Ireland against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and Bermuda or Ireland providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which Bermuda or Irish courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda or Irish courts as contrary to public policy in Bermuda or Ireland. Because judgments of U.S. courts are not automatically enforceable in Bermuda or Ireland, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended, which we refer to as the ‘‘Companies Act,’’ applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Risks Related to Taxation

We will be a passive foreign investment company, or PFIC. Unless U.S. holders of our shares make certain elections under U.S. federal income tax rules, they will be subject to certain adverse U.S. federal income tax rules.

Because we will be a PFIC, U.S. holders of our shares will be subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed. Certain elections may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares (‘‘QEF elections’’ and ‘‘mark-to-market’’ elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts distributed to you. Although we have estimated that if you make a QEF election the taxable income allocated to you initially will be less than projected distributions, if we do not acquire additional aircraft generating sufficient depreciation deductions for U.S. tax purposes, your share of the taxable income will likely exceed cash distributions at some point in the future. In addition, because we will be a PFIC, our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers. The PFIC rules are extremely complex, and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See ‘‘Taxation Considerations—U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Shares.’’

We may fail to qualify for tax treaty benefits and U.S. statutory tax exemptions which would reduce our net income and cash flow by the amount of the applicable tax.

Special U.S. tax rules apply to U.S. source transportation income. U.S. source rental income that is not connected with a U.S. trade or business may be subject to 30% withholding tax. Alternatively, U.S. source rental income could be subject to a 4% gross transportation tax. U.S. source transportation income connected to a U.S. trade or business would be taxed on a net basis. In order for us to be exempt from U.S. federal income taxation on each category of U.S. source transportation income, we and our Irish tax resident subsidiaries must qualify for benefits of the Irish Treaty. Qualification for Irish Treaty benefits depends on many factors, including that at least 50% of the vote and value of our Irish tax resident subsidiaries continues to be held by us and that our principal class of shares be substantially and regularly traded on one or more recognized stock exchanges. We may not satisfy all the requirements of the Irish Treaty and thereby may not qualify each year for the benefits of the Irish Treaty. Failure to so qualify could result in the income attributable to aircraft used for flights to, from or within the United States being subject to U.S. federal income taxation. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders. See ‘‘Taxation Considerations—U.S. Federal Income Tax Considerations—Taxation of Genesis Lease Limited and Our Subsidiaries.’’

We may become subject to income or other taxes in the jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services which would adversely affect our business and result in decreased cash available for distributions to shareholders.

We and our Irish tax resident subsidiaries will be subject to the income tax laws of Ireland. In addition, we may be subject to income or other taxes in other jurisdictions by reason of our activities and operations or those of our service providers, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. The imposition of such taxes would adversely affect our business and would result in decreased earnings available for distribution to our shareholders.

In addition, because Ireland does not have tax treaties with all jurisdictions, we may find it necessary to establish subsidiaries in other jurisdictions to lease or sublease aircraft to customers in those jurisdictions. Such subsidiaries may be subject to taxation in the jurisdictions in which they are organized, which would reduce our net income and have an adverse impact on our cash flow available for distribution to our shareholders.

The tax rate applicable to us, Genesis Funding and Genesis Acquisition would be higher than we expect if we or they were considered not to be carrying on a trade in Ireland for the purposes of Irish law.

Because we will be managed and controlled in Ireland, each of us, Genesis Funding and Genesis Acquisition will be subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 20%. Each of us, Genesis Funding and Genesis Acquisition intend to carry on sufficient activity in Ireland, directly and indirectly, through a servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. In calculating our net trading income we will, in addition to all related expenses, deduct tax depreciation on the aircraft. Whether we and our Irish tax-resident subsidiaries are carrying on a trade for the purposes of Irish tax and have beneficial title to the aircraft are questions of fact and we cannot assure you that we or they will qualify, and we will be dependant on the Irish Revenue authorities accepting that we are engaged in an active business in Ireland and that we have full beneficial ownership of the aircraft.

One of the grounds for Genesis Funding being treated as engaged in an active business in Ireland is that GECAS, as servicer for the Initial Portfolio, is an Irish company, and GECAS will perform a major part of its obligations under the servicing agreement for the Initial Portfolio in Ireland. However, the servicing agreement does not require that GECAS will perform any of its obligations in Ireland, and GECAS could relocate its operations in the future and not perform any such obligations in Ireland. If that happens, the Irish Revenue Authorities may reexamine the eligibility of Genesis Funding for the 12.5% tax rate, and, if Genesis Funding were found to be not engaged in an active business in Ireland, all of its net income from leasing would be subject to the general Irish corporate tax rate of 25%. As a result, Genesis Funding would be liable earlier and in great amounts for tax on such income.

If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could reduce the cash flow available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 20% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

FORWARD-LOOKING STATEMENTS

Some of the statements under ‘‘Summary,’’ ‘‘Risk Factors,’’ ‘‘Unaudited Pro Forma Financial Statements,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘The Commercial Aircraft Industry,’’ ‘‘Business,’’ ‘‘Taxation Considerations’’ and elsewhere in this prospectus include forward-looking statements. These statements include forward-looking statements both with respect to us specifically and the aircraft leasing industry generally. Statements that include the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe,’’ ‘‘project,’’ ‘‘anticipate,’’ ‘‘will,’’ and similar statements of a future or forward-looking nature identify forward-looking statements.

The forward-looking statements contained in this prospectus are based on management’s current expectations (or those of SH&E in the case of ‘‘The Commercial Aircraft Industry’’) and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under ‘‘Risk Factors’’ and elsewhere in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds of $607.1 million in this offering, after deducting the underwriters’ discounts and commissions. We expect to use the net proceeds of this offering primarily to pay a portion of the purchase price for our Initial Portfolio.

The purchase price for our Initial Portfolio will be determined based on the initial public offering price in this offering, and will not be based upon a valuation of such assets. The purchase price will be equal to the sum of:

•	net proceeds from this offering after deducting the underwriters’ discounts and commissions ($607.1 million), plus

•	proceeds from the sale of shares to an affiliate of GE in the concurrent private placement ($79.4 million), plus

•	net proceeds of $804.5 million from the securitization, after deducting the initial purchasers’ discount and fees, minus

•	$11.6 million to pay expenses related to our formation, this offering and the securitization, minus

•	a $20.0 million cash balance that we will retain for general corporate purposes.

We estimate that the purchase price for our Initial Portfolio will be $1,459.4 million.

Our net proceeds will increase by approximately $103.0 million if the underwriters’ over-allotment option were exercised in full and the affiliate of GE purchased additional shares in the concurrent private placement as a result of such exercise. The net proceeds from the sale of shares issuable upon the exercise of the over-allotment option and such increased private placement will be added to our working capital and be used for general corporate purposes, which could include the purchase of additional aircraft and other aviation assets, and will not increase the purchase price for our Initial Portfolio.

We will acquire our Initial Portfolio from affiliates of GE. For more information on the purchase of our Initial Portfolio, please read ‘‘Asset Purchase Agreement.’’

DIVIDEND POLICY

Overview

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. We intend to pay a larger first dividend for the period from the completion of this offering through March 31, 2007.

Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses and cash taxes.

We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting cash flow in our business, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets beyond our Initial Portfolio of 41 aircraft. We cannot assure you that we will be successful in achieving these objectives.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant. Please read ‘‘— Possible Changes in Quarterly Dividends’’ below, as well as ‘‘Risk Factors,’’ for a detailed discussion of these factors.

Possible Changes in Quarterly Dividends

Our goal is to increase our distributable cash flow per share through accretive acquisitions of additional aircraft. If we are successful, our board of directors will consider an increase in our quarterly dividends. Our plan, however, is not to increase dividends unless the board concludes we are retaining adequate funds in our business to assure that we maintain our asset base and our long-term dividend paying ability. Assuming we continue to make regular quarterly dividends of $0.47 per share, we may not retain sufficient amounts to ensure that we are maintaining our asset base. As a result, it is likely that we will not increase our dividends until we have made accretive acquisitions.

There are a number of factors that could affect our ability to pay dividends. For example, if we are not able to refinance the notes issued in the securitization before the principal thereof begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing after the end of the fifth year after the issuance of the notes in the securitization, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing after the end of the third year after such issuance, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause you not to receive dividends in the expected amounts or at all, include, but are not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the Irish Treaty or our ability to claim the benefits of such treaty;

•	cash reserves established by our board of directors;

•	restrictions under Bermuda law on the amount of dividends that we may pay; and

•	the other factors discussed under ‘‘Risk Factors.’’

Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets beyond our Initial Portfolio through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.

We will be a PFIC, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that make a QEF election will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders. U.S. holders who make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us. See ‘‘Taxation Considerations — U.S. Federal Income Tax Considerations.’’

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law. For a discussion of these restrictions, see ‘‘Description of Share Capital — Dividend Rights.’’

CAPITALIZATION

The following table presents, as of September 30, 2006, (1) the historical capitalization of our predecessor, and (2) our unaudited pro forma cash and cash equivalents and capitalization, assuming the following:

•	the completion of this offering;

•	the completion of the concurrent private placement of shares to GE;

•	the completion of the securitization;

•	the acquisition of the aircraft in our Initial Portfolio as described under ‘‘Use of Proceeds;’’ and

•	no exercise of the underwriters’ over-allotment option.

The information presented below should be read in conjunction with the sections of this prospectus entitled ‘‘Use of Proceeds,’’ ‘‘Unaudited Pro Forma Financial Statements,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ and our predecessor combined financial statements together with the notes thereto.

	September 30, 2006
	Historical	Pro Forma
	(Dollars in thousands)
Cash and cash equivalents	$—	$43,633
Debt
Securitization notes, net of debt issuance costs(1)	$—	$795,373
Total debt	—	795,373
GE net investment	1,067,430	—
Shareholders’ equity	—	492,334
Total capitalization	$1,067,430	$1,331,340

(1) See ‘‘Description of Indebtedness — Securitization.’’

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

The following table presents selected historical combined financial and other data of our predecessor, which reflect the combination of the aircraft included in our Initial Portfolio and the related leases as owned and operated by affiliates of GE during each of the periods presented. Our predecessor combined financial statements reflect the results of each of these aircraft and the related leases from the date that each such aircraft was acquired by an affiliate of GE.

The selected historical combined financial data presented below as of December 31, 2003, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 have been derived from the audited combined financial statements of our predecessor included elsewhere in this prospectus. The selected historical combined financial data presented below as of September 30, 2006 and for each of the nine-month periods ended September 30, 2005 and 2006 have been derived from the unaudited condensed combined financial statements of our predecessor included elsewhere in this prospectus, which have been prepared on a basis consistent with the predecessor’s audited combined financial statements. The selected historical combined financial data of our predecessor as of December 31, 2002, and for the year then ended, have been derived from the unaudited combined financial statements of our predecessor company not included in this prospectus, which have been prepared on a basis consistent with the predecessor’s audited combined financial statements. Selected historical combined financial data of our predecessor as of December 31, 2001 and for the year then ended is not provided because combined financial statements for the predecessor as of dates prior to January 1, 2002 and for periods ending prior to such date cannot be prepared without unreasonable effort or expense.

Our predecessor’s combined financial statements have been prepared on a carve-out basis and do not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone company during the periods presented, or what our results of operations, financial position and cash flows will be in the future. Instead, this financial information represents the combination of results attributable to the aircraft included in our Initial Portfolio as managed, financed and operated by GE and its affiliates.

The following data should be read in conjunction with ‘‘Risk Factors,’’ ‘‘Use of Proceeds,’’ ‘‘Unaudited Pro Forma Financial Statements,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ and the combined financial statements of our predecessor company.

	Years Ended December 31,				Nine Months Ended September 30,
	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)
Statement of income data:
Revenues
Rental of flight equipment	$57,937	$80,118	$99,414	$117,861	$86,989	$111,603
Expenses
Depreciation of flight equipment	21,844	29,321	35,005	42,462	30,611	37,396
Interest	20,396	25,700	28,680	34,995	25,232	33,161
Maintenance expense	388	48	1,019	1,989	264	3,819
Selling, general and administrative – related-party	1,527	1,283	2,400	3,144	2,688	2,724
Total operating expenses	44,155	56,352	67,104	82,590	58,795	77,100
Income before taxes	13,782	23,766	32,310	35,271	28,194	34,503
Provision for income taxes	4,250	7,328	14,892	13,900	11,291	12,791
Net income	$9,532	$16,438	$17,418	$21,371	$16,903	$21,712
Balance sheet data:
Assets
Accounts receivable	$3,888	$2,883	$4,162	$2,907		$3,044
Flight equipment under operating leases, net	592,005	745,973	831,341	1,076,864		1,176,810
Other assets	53,832	41,688	101,415	3,226		2,813
Total assets	$649,725	$790,544	$936,918	$1,082,997		$1,182,667
Liabilities
Accounts payable	$1,108	$1,171	$1,903	$2,405		$3,128
Accrued interest	111	211	367	750		1,213
Security deposits	4,075	4,185	5,743	11,081		14,075
Rentals received in advance	—	—	3,976	8,798		8,345
Deferred income taxes	32,803	53,224	80,126	77,972		88,476
Total liabilities	38,097	58,791	92,115	101,006		$115,237
GE net investment	611,628	731,753	844,803	981,991		1,067,430
Total liabilities and GE net investment	$649,725	$790,544	$936,918	$1,082,997		$1,182,667
Other data:
Number of aircraft (at end of period)	19	25	31	37	34	40
Number of lessees (at end of period)	14	17	22	28	26	30

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma financial statements set forth below adjust our predecessor combined financial statements to give effect to the following transactions as if each had occurred as of September 30, 2006, in the case of the unaudited pro forma balance sheet, or as of January 1, 2005, in the case of the unaudited pro forma statements of income:

•	the issuance and sale of 27,860,000 shares in this offering at an initial public offering price of $23.00 per share, resulting in gross proceeds to us of $640.8 million and net proceeds of $607.1 million after deducting the underwriters’ discounts and commissions;

•	the issuance and sale of 3,450,000 shares to GE in the concurrent private placement at a price per share of $23.00, resulting in gross proceeds to us of $79.4 million;

•	the issuance of $810.0 million of aircraft lease-backed notes in the securitization for net proceeds of $804.5 million after deducting the initial purchasers’ discounts and fees;

•	the use of $2.5 million to fund our portion of the expenses related to this offering and the private placement of shares to GE;

•	the use of $9.1 million to fund our portion of the expenses related to the securitization;

•	the use of $1,459.4 million to purchase the 41 aircraft in our Initial Portfolio; and

•	the retention of a $20.0 million cash balance by us for general corporate purposes.

The following data should be read in conjunction with ‘‘Risk Factors,’’ ‘‘Use of Proceeds,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the combined financial statements of our predecessor company included elsewhere in this prospectus.

Our unaudited pro forma financial statements reflect the adjustments that are (1) directly attributable to the events described above, (2) factually supportable, and (3) with respect to the pro forma statements of income, expected to have a continuing impact on our operations. The unaudited pro forma financial statements have been prepared based upon available information and estimates and assumptions that we believe are reasonable. However, the unaudited pro forma financial statements are presented for illustrative and informational purposes only and are not intended to be indicative of actual results that would have been achieved had the transactions described above actually been consummated as of the dates indicated. The unaudited pro forma financial statements also should not be considered representative of our future financial condition or results of operations. This is primarily a result of the following factors:

•	Our historical combined financial statements may not fully reflect our ongoing cost structure. The adjustments in our pro forma financial statements reflect our estimates of the increased costs that we expect to incur following the completion of this offering, the securitization and our acquisition of the aircraft in our Initial Portfolio. However, actual increased costs may vary from estimates.

•	Our historical combined financial statements reflect capital expenditures that our predecessor satisfied through GE’s corporate-wide cash management policies. We expect that our financing costs will be higher than the financing costs allocated by GE to our predecessor. The adjustments in our pro forma financial statements reflect our estimates of these increased financing costs. However, we cannot assure you that these pro forma adjustments accurately reflect the changes in our financing costs that will occur.

•	We expect that depreciation of capitalized major maintenance costs will be higher in future periods than reflected in our predecessor’s historical financial statements due to the aging of the aircraft in our Initial Portfolio. Our pro forma financial statements do not reflect adjustments for this increased depreciation.

•	We expect that our effective tax rate will be lower than our predecessor’s as a result of our tax residency in Ireland. The adjustments in our pro forma financial statements reflect our estimates of these changes in our tax liabilities. However, we cannot assure you that these pro forma adjustments accurately reflect all of the tax consequences following the completion of this offering.

See ‘‘Risk Factors – The historical and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Future Results of Operations.’’

Unaudited Pro Forma Balance Sheet

	September 30, 2006
	Predecessor	Adjustments for offering, private placement and securitization		Adjustments for acquisition of Initial Portfolio		Pro forma
	(Dollars in thousands)
Assets
Cash and cash equivalents	$—	$1,479,410	(a)	$(1,435,777	)(b)	$43,633
Accounts receivable	3,044	—		(3,044	)(c)	—
Flight equipment under operating leases, net	1,176,810	—		60,700	(d)	1,237,510
Deferred tax assets	—	—		27,737	(e)	27,737
Other assets	2,813	—		—		2,813
Total assets	$1,182,667	$1,479,410		$(1,350,384)		$1,311,693
Liabilities and GE net investment/ Shareholders’ equity
Debt	$—	$795,373	(f)	$—		$795,373
Accounts payable	3,128	—		(3,128	)(c)	—
Accrued interest	1,213	—		—		1,213
Security deposits	14,075	—		—		14,075
Rentals received in advance	8,345	—		—		8,345
Deferred income taxes	88,476	—		(88,124	)(e)	352
Total liabilities	$115,237	$795,373		$(91,252)		$819,358
GE net investment/Shareholders’ equity	1,067,430	684,037	(g)	(1,259,132	)(h)	492,335
Total liabilities and GE net investment/Shareholders’ equity	$1,182,667	$1,479,410		$(1,350,384)		$1,311,693

Notes to Unaudited Pro Forma Balance Sheet

(a) Reflects the completion of this offering, the private placement of shares to GE and the securitization. The adjustment of $1,479.4 million represents:

•	the issuance and sale of 27,860,000 shares in this offering at an initial public offering price of $23.00 per share resulting in gross proceeds to us of $640.8 million and net proceeds of $607.1 million after deducting the underwriters’ discounts and commissions;

•	the issuance and sale of 3,450,000 shares to GE in the concurrent private placement at a price per share of $23.00, resulting in gross proceeds to us of $79.4 million;

•	the issuance of $810.0 million of aircraft lease-backed notes in the securitization for net proceeds of $804.5 million after deducting the initial purchasers’ discounts and fees;

•	the use of $2.5 million to fund our portion of the expenses related to this offering and the private placement of shares to GE; and

•	the use of $9.1 million to fund our portion of the expenses related to the securitization.

(b) Reflects our net cash outlay in connection with the acquisition of the aircraft in our Initial Portfolio from GE. We will enter into an asset purchase agreement with GE, pursuant to which we will acquire the aircraft in our Initial Portfolio. We estimate that the purchase price for our Initial Portfolio will be $1,459.4 million. The adjustment reflects the payment of this purchase price to GE upon completion of this offering, net of the receipt of $23.6 million from GE for liabilities assumed in connection with the acquisition, resulting in a net cash outlay of $1,435.8 million.

The following table presents the sources and uses of cash:

•	received in this offering, the concurrent private placement of shares to GE and the securitization, and

•	used in connection with this offering, the securitization and the acquisition of our Initial Portfolio:

(Dollars in thousands)
Sources of cash
Gross proceeds from this offering	$640,780
Gross proceeds from private placement to GE	79,350
Gross proceeds from securitization	810,000
Total sources	$1,530,130
Uses of cash
Estimated fees, costs and expenses:
Underwriters’ discounts and commissions related to this offering	$(33,641)
Our portion of the expenses related to this offering	(2,452)
Initial purchasers’ discount related to the securitization(1)	(5,550)
Our portion of the expenses related to the securitization(1)	(9,077)
Cash balance retained for general corporate purposes	(20,000)
Purchase price for our Initial Portfolio	(1,459,410)
Total uses	$(1,530,130)

(1)	Debt issuance costs incurred in connection with the securitization are capitalized and amortized over the life of the related borrowing. See note (f).

Our pro forma cash and cash equivalents consists of amounts received from GE for liabilities assumed in connection with the acquisition of our Initial Portfolio and a cash balance retained for general corporate purposes, as presented below:

(Dollars in thousands)
Liabilities assumed in respect of:
Accrued interest(1)	$1,213
Security deposits	14,075
Rentals received in advance	8,345
23,633
Cash balance retained for general corporate purposes	20,000
Pro forma cash and cash equivalents	$43,633

(1)	Relates to security deposits and additional rents received in advance due to lessees.

The acquisition of our Initial Portfolio will be accounted for as a transaction between entities under common control and therefore ‘‘push down’’ accounting of our new shareholders’ basis is not required. The transfer of the aircraft from affiliates of GE to us in connection with this offering will, for accounting purposes, in substance constitute an issuance of subsidiary stock, and as such, the transfer will be accounted for at historical cost similar to a transaction between entities under common control. ‘‘Push down’’ accounting is not required because we do not expect that any single investor or collaborative group of investors will hold more than 95% of our outstanding shares upon completion of this offering.

(c) Reflects adjustments to exclude amounts included in our predecessor combined financial statements relating to the assets and liabilities of our predecessor that we will not acquire or assume pursuant to the asset purchase agreement. We will acquire our Initial Portfolio from GE and will also assume certain liabilities relating to the aircraft, including liabilities with respect to major maintenance contributions. Accounts receivables and trade payables will not be transferred to us.

(d) Reflects an adjustment to reflect the acquisition of the one aircraft in our Initial Portfolio that our predecessor did not own as of September 30, 2006. GE acquired this aircraft after September 30, 2006.

(e) Reflects adjustments to record the tax impact of the pro forma adjustments. The acquisition of our Initial Portfolio will result in a tax basis for Irish tax purposes equal to the purchase price for our Initial Portfolio of $1,459.4 million. This new tax basis results in a deferred tax asset of $27.7 million computed at an assumed tax rate of 12.5% under Irish taxation and the elimination of the existing deferred tax liabilities related to our Initial Portfolio based on the difference between the predecessor’s book basis, which will become our book basis, and our tax basis. Deferred income tax reduction of $88.1 million reflects the removal of liabilities recorded in the predecessor’s combined balance sheet. The pro forma deferred tax liability of $0.4 million relates to other assets which is also computed at the new lower tax rate.

(f) The adjustment to debt reflects the issuance of $810.0 million of notes in the securitization, net of $14.6 million of debt issuance costs reflecting expenses associated with the securitization which have been capitalized, resulting in a net adjustment of $795.4 million.

(g) Reflects the issuance of shares in this offering and the private placement to GE, consisting of $31,310 (par value) and additional paid-in-capital of $720.1 million, less transaction costs of $36.1 million.

(h) Reflects the following adjustments to GE net investment/shareholders’ equity:

	(Dollars in thousands)
Purchase price for our Initial Portfolio	$(1,459,410)
Purchase price for aircraft acquired after September 30, 2006	60,700	(1)
Cash contribution for liabilities assumed	23,633	(2)
Net assets not acquired	84	(3)
Changes in deferred tax assets and liabilities	115,861	(4)
Total adjustment	$(1,259,132)

(1)	Cash paid for aircraft acquired after September 30, 2006 reflects the acquisition of one aircraft in our Initial Portfolio that our predecessor did not own as of September 30, 2006. GE acquired this aircraft after September 30, 2006.

(2)	Cash contribution for liabilities assumed reflects accrued interest of $1.2 million, security deposits of $14.1 million and rentals received in advance of $8.4 million.

(3)	Net assets not acquired reflects accounts receivable not acquired and accounts payable not assumed of $3.0 million and $3.1 million, respectively.

(4)	Changes in deferred tax assets and liabilities reflects the net changes in deferred taxes through the elimination of $88.1 million of deferred tax liabilities and the addition of $27.7 million of deferred tax assets relating to our new tax basis.

Unaudited Pro Forma Statement of Income

	Year Ended December 31, 2005
	Predecessor historical	Adjustments for offering, private placement and securitization	Adjustments for acquisition of Initial Portfolio		Pro forma
	(Dollars in thousands)
Revenues
Rental of flight equipment	$117,861	$—	$41,940	(a)	$159,801
Expenses
Depreciation of flight equipment	42,462	—	15,222	(b)	57,684
Interest	34,995	13,898 (c)	—		48,893
Maintenance expense	1,989	—	—	(d)	1,989
Selling, general and administrative	3,144	—	9,626	(e)	12,770
Total expenses	82,590	13,898	24,848		121,336
Income before taxes	35,271	(13,898)	17,092		38,465
Provision for income taxes	13,900	—	(9,092	)(f)	4,808
Net income	$21,371	$(13,898)	$26,184		$33,657

Notes to Unaudited Pro Forma Statement of Income

(a) Reflects an adjustment for lease revenues from the rental of aircraft included in our Initial Portfolio that our predecessor did not own during the entire year ended December 31, 2005 or a portion thereof. Our predecessor acquired six of the 41 aircraft in our Initial Portfolio during 2005 and an additional four aircraft during 2006. Of this adjustment, $20.7 million reflects lease revenues for the period from January 1, 2005 until the date on which our predecessor acquired each of the six aircraft that it acquired during 2005 and $21.2 million reflects lease revenues from the four aircraft that our predecessor acquired during 2006. The acquisition of each of these 10 aircraft is an integral part of the transactions reflected in our unaudited pro forma financial statements. Rent under three of the 41 leases in our Initial Portfolio is subject to a floating rate based on LIBOR. Revenues from such floating rate leases reflect six-month LIBOR rates in effect during 2005, which averaged 3.77%.

(b) Reflects an adjustment for depreciation expense for aircraft included in our Initial Portfolio that our predecessor did not own during the entire year ended December 31, 2005 or a portion thereof. Our predecessor acquired six of the 41 aircraft in our Initial Portfolio during 2005 and an additional four aircraft during 2006. Of this adjustment, $5.9 million reflects the depreciation expense related to the period from January 1, 2005 until the date on which our predecessor acquired each of the six aircraft that it acquired during 2005 and $9.3 million reflects the depreciation expense related to the four aircraft that our predecessor acquired during 2006.

(c) Reflects an adjustment to record interest expense, other costs associated with our borrowings based on an assumed interest rate of 5.85% per year and the elimination of historical interest expense allocated to our predecessor:

(Dollars in thousands)
Securitization(1)	$47,371
Credit facility commitment fees(2)	938
Total cash interest expense	48,309
Amortization of capitalized debt issuance costs	584
Total pro forma interest expense	48,893
Less historical interest expense	(34,995)
Net adjustment to interest expense	$13,898

(1)	Assumes a maximum effective rate of 5.85% payable in connection with the securitization. The securitization notes bear interest at LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. In order to manage our exposure to fluctuating interest rates, we will enter into a five year interest swap agreement at the time we consummate this offering pursuant to which we will receive monthly payments based on LIBOR and will make monthly payments at a rate equal to the lower of 5.12% per annum or the market rate for a five year interest rate swap prevailing at the time, in each case on a notional amount equal to the aggregate principal amount of our securitization notes. The maximum effective 5.85% interest rate assumes the maximum fixed rate of 5.12% we would pay under a five year interest rate swap. The actual effective rate we will pay on the securitization notes will be lower if the market rate for five year interest rate swaps is lower than this amount at the time we consummate the offering.

(2)	Represents commitment fees on undrawn borrowings under our credit facility.

This adjustment does not include the effect of any interest income that would have been earned on our cash and cash equivalents during 2005. Our pro forma cash and cash equivalents balance would have been $40.6 million as of December 31, 2005, of which $12.6 million would have been customer security deposits. Most of the interest income on customer security deposits is due to lessees. This pro forma cash and cash equivalents balance would have existed as of January 1, 2005 giving effect to the assumptions in the pro forma statement of income.

(d) No adjustment has been made for maintenance expense associated with the additional aircraft acquired during 2005 or 2006. Maintenance expense is typically incurred in connection with the re-lease of an aircraft to a new lessee or during the transition between leases. None of the leases associated with the additional aircraft acquired during 2005 and 2006 would have expired during 2005 had such aircraft been acquired on January 1, 2005.

(e) Represents an adjustment to selling, general, and administrative expenses based upon our estimate of the additional costs in excess of the costs allocated by GE to our predecessor that we would have incurred operating on a stand-alone basis including the following:

(Dollars in thousands)
Servicing fees(1)	$4,726
Executive officers’ and directors’ compensation(2)	1,976
Administrative agent fees(3)	778
Directors’ and officers’ insurance	825
Legal, compliance and external audit fees(4)	1,321
Total	$9,626

(1)	Represents servicing fees we will be required to pay to GECAS under our servicing agreements. For more information on the servicing fees related to the servicing agreements with GECAS, please see ‘‘Servicing Agreements.’’

(2)	Represents executive officers’ and directors’ compensation which has been negotiated and agreed with each party by acceptance of an offer letter. This amount includes a non-cash expense of approximately $400,000 related to the grant of stock options in connection with this offering. We recognize compensation expense for share-based compensation awards based upon the fair value of the stock options in accordance with Statement of Financial Accounting Standards 123(R), Share-Based Payment (SFAS 123R).

(3)	Represents fees we will be required to pay to third-party service providers other than GECAS for administrative, accounting and other services.

(4)	Includes, among other things, our estimate of the costs of implementing a program to comply with the reporting provisions of the Sarbanes-Oxley Act of 2002. This estimate is based on terms negotiated with accounting and law firms reflected in engagement letters.

(f) Reflects an adjustment to record the tax impact of other pro forma adjustments at an assumed tax rate of 12.5% based on Irish taxation. In addition, because we will cease to be included in GE’s consolidated tax returns, this adjustment reflects the elimination of our predecessor’s income tax/benefit and the estimated income tax expense/benefit associated with our tax status following the completion of this offering.

Unaudited Pro Forma Statement of Income

	Nine Months Ended September 30, 2006
	Predecessor	Adjustments for offering, private placement and securitization	Adjustments for acquisition of Initial Portfolio		Pro forma
	(Dollars in thousands)
Revenues
Rental of flight equipment	$111,603	—	$13,694	(a)	$125,297
Expenses
Depreciation of flight equipment	37,396		6,446	(b)	43,842
Interest	33,161	$3,509 (c)	—		36,670
Maintenance expense	3,819	—	—	(d)	3,819
Selling, general and administrative	2,724	—	7,219	(e)	9,943
Total operating expenses	77,100	3,509	13,665		94,274
Income before taxes	34,503	(3,509)	29		31,023
Provision for income taxes	12,791	—	(8,913	(f)	3,878
Net income	$21,712	$(3,509)	$8,942		$27,145

Notes to Unaudited Pro Forma Statement of Income

(a) Reflects an adjustment for lease revenues from the rental of aircraft included in our Initial Portfolio that our predecessor did not own during the entire nine month period ended September 30, 2006 or a portion thereof. Our predecessor acquired three of the 41 aircraft in our Initial Portfolio during the nine months ended September 30, 2006 and an additional one aircraft thereafter. The acquisition of each of these four aircraft is an integral part of the transactions reflected in our unaudited pro forma financial statements. Rent under three of the 41 leases in our Initial Portfolio is subject to a floating rate based on LIBOR. Revenues from such floating rate leases reflect six-month LIBOR rates in effect during 2006, which averaged 5.3%.

(b) Reflects an adjustment for depreciation expense for aircraft included in our Initial Portfolio that our predecessor did not own during the entire nine month period ended September 30, 2006 or a portion thereof. Our predecessor acquired three aircraft during the nine month period ended September 30, 2006 and one aircraft thereafter.

(c) Reflects an adjustment to record interest expense, other costs associated with our borrowings based on an assumed interest rate of 5.85% per year and the elimination of historical interest expense allocated to our predecessor:

(Dollars in thousands)
Securitization(1)	$35,529
Credit facility commitment fees(2)	703
Total cash interest expense	36,232
Amortization of capitalized debt issuance costs	438
Total pro forma interest expense	36,670
Less historical interest expense	(33,161)
Net adjustment to interest expense	$3,509

(1)	Assumes a maximum effective rate of 5.85% payable in connection with the securitization. The securitization notes bear interest at LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. In order to manage our exposure to fluctuating interest rates, we will enter into a five year interest swap agreement at the time we consummate this offering pursuant to which we will receive monthly payments based on LIBOR and will make monthly payments at a rate equal to the lower of 5.12 % per annum or the market rate for a five year interest rate swap prevailing at the time, in each case on a notional amount equal to the aggregate principal amount of our securitization notes. The maximum effective 5.85% interest rate assumes the maximum fixed rate of 5.12% we would pay under a five year interest rate swap. The actual effective rate we will pay on the securitization notes will be lower if the market rate for five year interest rate swaps is lower than this amount at the time we consummate the offering.

(2)	Represents commitment fees on undrawn borrowings under our credit facility.

This adjustment does not include the effect of any interest income that would have been earned on our cash and cash equivalents during the nine month period ended September 30, 2006. Our pro forma cash and cash equivalents balance would have been $43.6 million as of September 30, 2006, of which $14.1 million would have been customer security deposits. Most of the interest income on customer security deposits is due to lessees. This pro forma cash and cash equivalents balance would have existed as of January 1, 2005 giving effect to the assumptions in the pro forma statement of income.

(d) No adjustment has been made for maintenance expense associated with the additional aircraft acquired during the nine months ended September 30, 2006 or after September 30, 2006. Maintenance expense is typically incurred in connection with the re-lease of an aircraft to a new lessee or during the transition between leases. None of the leases associated with the additional aircraft acquired during nine months ended September 30, 2006 or after September 30, 2006 would have expired during the nine months ended September 30, 2006 had such aircraft been acquired on January 1, 2005.

(e) Represents an adjustment to selling, general, and administrative expenses based upon our estimate of the additional costs in excess of the costs allocated by GE to our predecessor that we would have incurred operating on a stand-alone basis including the following:

(Dollars in thousands)
Servicing fees(1)	$3,545
Executive officers’ and directors’ compensation(2)	1,482
Administrative agent fees(3)	583
Directors’ and officers’ insurance	619
Legal, compliance, and external audit fees(4)	990
Total	$7,219

(1)	Represents servicing fees we will be required to pay to GECAS under our servicing agreements. For more information on the servicing fees related to the servicing agreements with GECAS, please see ‘‘Servicing Agreements.’’

(2)	Represents executive officers’ and directors’ compensation which has been negotiated and agreed with each party by acceptance of an offer letter. This amount includes a non-cash expense of approximately $300,000 related to the grant of stock options in connection with this offering. We recognize compensation expense for share-based compensation awards based upon the fair value of the stock options in accordance with SFAS 123R.

(3)	Represents fees we will be required to pay to third-party service providers other than GECAS for administrative, accounting, and other services.

(4)	Includes, among other things, our estimate of the costs of implementing a program to comply with the reporting provisions of the Sarbanes-Oxley Act of 2002. This estimate is based on terms negotiated with accounting and law firms reflected in engagement letters.

(f) Reflects an adjustment to record the tax impact of other pro forma adjustments at an assumed tax rate of 12.5% based on Irish taxation. In addition, because we will cease to be included in GE’s consolidated tax returns, this adjustment reflects the elimination of our predecessor’s income tax/benefit and the estimated income tax expense/benefit associated with our tax status following the completion of this offering.

Pro Forma Earnings per Share

Basic and diluted pro forma earnings per share are calculated on the basis of the weighted average number of shares outstanding as if all shares had been issued on January 1, 2005. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Diluted pro forma earnings per share in this case is identical to basic pro forma earnings per share. The weighted average number of common shares outstanding assumes the issuance of shares in this offering and the concurrent private placement to GE on January 1, 2005.

	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
	(Dollars in thousands, except per share)
Pro forma net income	$33,657	$27,145
Pro forma weighted average number of shares outstanding, basic	31,310,000	31,310,000
Pro forma basic and diluted earnings per share	$1.07	$0.87

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical predecessor combined financial statements and related notes as well as our pro forma combined financial statements included elsewhere in this prospectus. Our predecessor financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See ‘‘Risk Factors’’ and ‘‘Forward-Looking Statements.’’

Overview

We are a newly organized company formed to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We intend to leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy.

We will acquire our Initial Portfolio of 41 commercial jet aircraft from GE and its affiliates with the net proceeds of this offering, a concurrent private placement of shares to GE, and an $810 million aircraft lease securitization. As of September 30, 2006, the weighted average age of the aircraft in our Initial Portfolio was 5.5 years, and the weighted average remaining lease term on our aircraft was 5.9 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs. Thirty-eight of the 41 leases in our Initial Portfolio are subject to fixed rental rates, and rents under the remaining three leases are subject to adjustment based on six-month LIBOR.

As of September 30, 2006, our predecessor owned 40 of the aircraft in our Initial Portfolio. Although the remaining aircraft in our Initial Portfolio was delivered to our predecessor on October 4, 2006, it is not included in our predecessor financial statements.

History

We were formed on July 17, 2006. Prior to the completion of this offering, the aircraft in our Initial Portfolio were owned by affiliates of GE and serviced by GECAS, and the results of their operations were included in the results of the GECAS division of GE. Our predecessor combined financial statements were prepared assuming that the aircraft in our Initial Portfolio owned by affiliates of GE during the relevant periods constituted a separate business operated as a separate entity. These financial statements reflect the combination of the aircraft included in our Initial Portfolio from the date that each such aircraft was acquired by an affiliate of GE, as such aircraft were operated by affiliates of GE during each period. The table below presents the number of aircraft included in our Initial Portfolio that were owned by our predecessor as of the end of each of the periods discussed in this ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

Date	Number of Aircraft in Initial Portfolio
December 31, 2003	25
December 31, 2004	31
December 31, 2005	37
September 30, 2005	34
September 30, 2006	40

The historical results of each aircraft have been carved out of GE’s financial statements and combined on the basis of common and consistent ownership throughout the periods reflected in the predecessor combined financial statements. The combined financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future.

Historically, certain services have been provided or procured by GE with respect to the aircraft in our Initial Portfolio. These services include the following:

•	marketing, technical and operating management services relating to the aircraft;

•	risk management approvals and services relating to the aircraft;

•	insurance for general corporate, property, casualty and hull coverage;

•	information technology services;

•	human resources, including employee benefit processing and payroll administration;

•	financial advisory services such as tax consulting, capital markets services and financial and accounting support services;

•	legal services;

•	occupancy costs such as rent and utilities; and

•	other corporate services.

The predecessor combined financial statements for all periods include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to our aircraft was a multi-step process, whereby the costs were first allocated to GECAS as one of GE’s divisions based on the relative book values of net assets, and then further allocated to our predecessor based on the total number of aircraft owned by our predecessor at a particular time. Costs included in our predecessor combined financial statements for such services provided to our predecessor are included in ‘‘Selling, general and administrative — related party.’’

In addition, although GE did not allocate any indebtedness to our predecessor’s aircraft or to our predecessor, GE did allocate interest cost to each of its divisions, including GECAS. GE made the interest allocations based upon its net investment in a particular business, the debt-to-equity ratio for that business and the business’s borrowing costs. Our predecessor combined financial statements include an allocation of interest expense using the same methodology as described above.

GE has not indemnified us for any material misstatement or omission in the predecessor combined financial statements included in this prospectus.

Our Future Results of Operations

We expect that our results of operations will be primarily affected by acquisitions of additional aircraft and general market conditions, including the lease rates associated with our aircraft, the re-lease of aircraft upon the expiration, renewal or early termination of an existing lease, whether our lessees comply with their lease obligations, prevailing lease rates at the time of leasing or re-leasing of any aircraft and our borrowing costs. We also expect that our future results of operation will vary from our predecessor’s historical results of operations as a result of a number of factors, including:

•	Incremental operating costs. Following the completion of this offering, we will be an independent operating company and will not be integrated within GE’s operations or cost structure. Many of the services previously provided to our predecessor by GE will be provided to us by GECAS through our servicing agreements. We will also outsource some services previously provided or procured by GE to other third-party providers. We expect that the cost of procuring these services, together with the need to hire additional personnel and the incurrence of additional legal, accounting, compliance and other costs associated with being a public company with listed equity, will result in higher operating costs than the costs allocated by GE to our predecessor reflected in its historical combined financial statements. For an estimate of these increased costs, see our unaudited pro forma financial statements included elsewhere in this prospectus.

•	Aging of our aircraft. Our depreciation of capitalized planned major maintenance costs, which is included in depreciation of flight equipment and principally relates to contributions under leases on which we collect additional rent, will be higher than such amounts of our predecessor. This expected increase is due to the aging of the aircraft in our Initial Portfolio and the addition of 10 aircraft to the Initial Portfolio during 2005 and 2006.

•	Increased borrowing costs. Our predecessor’s borrowing costs were derived from borrowings made at the GE corporate level. We expect that our interest expense will be higher than the interest allocated by GE to our predecessor as a result of our independence from GE and higher borrowing costs.

•	Lower tax liabilities. We expect that our effective tax rate will be lower than our predecessor’s as a result of our tax residency in Ireland. We also expect that our cash tax payments will be lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law. Current Irish tax law generally does not limit tax loss carryforwards.

Critical Accounting Policies and Estimates

Our predecessor prepared its combined financial statements in accordance with U.S. GAAP and we intend to do so as well. U.S. GAAP requires the application of accounting policies based on assumptions, estimates, judgments and opinions. Our predecessor applied, and we will apply, these policies based on the best information available at the time and on assumptions believed to be reasonable under the circumstances. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our predecessor’s significant accounting policies, please read note 2 to our predecessor combined financial statements included elsewhere in this prospectus.

    Critical Accounting Policies and Estimates Applicable to Our Predecessor and Us

Lease revenue.    All of our revenues consist of rental payments under leases of aircraft (which we also refer to as flight equipment). Aircraft are leased principally under operating leases and rental income is recorded on a straight-line basis over the term of the lease. Twenty-two of the leases in our Initial Portfolio provide for additional rent payments based on usage of the aircraft which is recorded as revenue as it becomes earned under the terms of the lease. The usage is calculated based on hours flown or cycles operated, depending on the lease. Usage is typically reported monthly by the lessee. Additional rent is included in rental of flight equipment on the statement of income and is non-refundable. Most of the 19 remaining leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return to us. Lease-end adjustment payments that we receive are included in rental of flight equipment. Lease-end adjustment payments we make are capitalized in ‘‘Flight equipment under operating leases, net,’’ when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

Past-due rentals are recognized on the basis of management’s assessment of collectibility. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit. Our predecessor did not record any allowances for doubtful accounts during any of the three years ended December 31, 2005 or the nine months ended September 30, 2006. Rentals received but unearned under the leases are recorded as ‘‘Rentals received in advance’’ on our balance sheet until earned.

Flight equipment.    Flight equipment represents our predecessor’s and our most significant assets and is stated at our predecessor’s cost less accumulated depreciation under ‘‘Flight equipment under operating leases, net’’ in our predecessor combined balance sheets. Aircraft that we acquire in the future will be stated at our cost less accumulated depreciation. Cost includes acquisition cost, capitalized interest and cost of improvements. Costs for major maintenance activities are capitalized applying the deferral method in accordance with the AICPA Industry Audit Guide, Audits of Airlines, which we refer to as the Airline Guide. Aircraft are depreciated on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. Estimates of aircraft useful lives are evaluated on an ongoing basis to ensure they reflect current technology, service potential, and flight equipment structure. Our predecessor and we depreciate our aircraft for a period of up to 20 years from the date of acquisition of the aircraft.

Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. If certain factors or circumstances cause a revision to the estimate of aircraft service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of our control.

Impairment of long-lived assets.    Our predecessor evaluated, and we intend to evaluate, the net carrying value of our aircraft for possible impairment at least annually and when events or conditions exist that raise a question as to whether the carrying value of the aircraft will be recovered from future undiscounted net cash flows. An impairment loss is recognized when, in management’s judgment, the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. In developing forecasts of operating cash flows, assumptions are made about future lease renewal rates, estimated remaining useful lives of the aircraft, residual values, economic conditions, redeployment costs, technology and airline demand for a particular aircraft type. These assumptions are based on historical trends as well as future expectations.

Our measurement of any future impairment loss will be based on appraisals received from third parties. Once an impairment results in a reduction to the carrying value of any of our aircraft, the carrying value of such aircraft cannot thereafter be increased.

Maintenance expense.    A charge for light maintenance expense is recorded when incurred in ‘‘Maintenance expense’’ on the statement of income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft to new lessees and during the transition between leases.

For planned major maintenance activities the actual costs for major overhauls are capitalized and depreciated applying the deferral method in accordance with the Airline Guide. These amounts capitalized are included in ‘‘Flight Equipment under operating leases, net’’ and are depreciated in ‘‘depreciation of flight equipment’’ over the period until the next overhaul is required.

    Critical Accounting Policies and Estimates Applicable to Us But Not to Our Predecessor

Derivative financial instruments.    In the future, in the normal course of business we expect to use derivative instruments to manage our exposure to interest rate risks. We intend to account for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (SFAS No. 133). In accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the counterparty of the derivative contracts. When hedge accounting treatment is achieved under SFAS No. 133, the changes in fair values related to the effective portion of the derivatives are recorded in other comprehensive income or in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. The ineffective portion of the derivative contract is calculated and recorded in income at each quarter end. At inception of the hedge, we will choose a method of ineffectiveness calculation, which we must use for the life of the contract. The difference is the calculated ineffectiveness and is recorded in income.

Share-based payments.    In connection with this offering and in the future, we expect to issue to our employees share-based compensation. Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance SFAS 123R, Share Based Payment. Fair value of the equity instruments will be determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation will include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

Results of Operations

Nine Month Period Ended September 30, 2006 Compared to Nine Month Period Ended September 30, 2005

The number of aircraft in our predecessor’s fleet increased from 34 as of September 30, 2005 to 40 as of September 30, 2006.

Revenues from rentals of aircraft increased 28.3% to $111.6 million for the nine months ended September 30, 2006 from $87.0 million for the nine months ended September 30, 2005. This increase was primarily due to the purchase of three additional aircraft during the nine months ended September 30, 2006 that generated $12.0 million of revenues during the nine months ended September 30, 2006, an additional $4.9 million of incremental revenue from the full period rental of aircraft acquired during the nine months ended September 30, 2006 for which results were only partially included in the nine months ended September 30, 2005, a $6.3 million increase in additional rent and a $1.4 million increase on aircraft re-leased or extended.

Depreciation of flight equipment increased 22.2% to $37.4 million for the nine months ended September 30, 2006 from $30.6 million for the nine months ended September 30, 2005. The $6.8 million increase for the nine months ended September 30, 2006 was due primarily to additional depreciation of $4.6 million associated with the three additional aircraft purchased during the three months ended December 31, 2005 and the additional three aircraft purchased during the nine months ended September 30, 2006 and an additional $2.2 million due to the full year impact of aircraft acquired during the nine months ended September 30, 2005.

Interest increased to $33.2 million for the nine months ended September 30, 2006 compared to $25.2 million for the nine months ended September 30, 2005 as a result of additional interest cost allocated to us from GE in the predecessor financial statements. This increase was due primarily to the funding of additional investment in aircraft of $193.4 million.

Maintenance expense increased by $3.6 million for the nine months ended September 30, 2006 due primarily to the re-lease of four aircraft to new lessees during the nine months ended September 30, 2006. There were no aircraft released during the nine months ended September 30, 2005. Maintenance expense is typically incurred to prepare aircraft for re-delivery to new lessees.

Selling, general and administrative-related party remained at $2.7 million for the nine months ended September 30, 2006 compared to $2.7 million for the nine months ended September 30, 2005 due primarily to an increase in operational expenses as a result of the increase in the number of aircraft in 2006 which was offset by higher legal costs incurred from a number of novations in 2005 which did not recur in 2006.

Provision for income taxes increased to $12.8 million for the nine months ended September 30, 2006 from $11.3 million for the nine months ended September 30, 2005. The actual tax rate for the nine months ended September 30, 2006 was 37.1% compared to 40.0% for the nine months ended September 30, 2005. The tax rate for the nine months ended September 30, 2005 was higher due to the fact that one aircraft that had been subject to rules applicable to foreign sales corporations was transferred out of the foreign sales corporation to an Irish company that did not qualify under the foreign sales corporation rules. This resulted in a one-time requirement to increase the deferred tax liability related to this aircraft to the non-foreign sales corporation rate. In addition, the income from the lease of this aircraft was subject to the higher tax rate after its transfer. During the nine months ended September 30, 2006, there were no aircraft transferred out of the foreign sales corporation.

    Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The number of aircraft in our predecessor’s fleet increased from 31 as of December 31, 2004 to 37 as of December 31, 2005.

Revenues from rentals of aircraft increased 18.6% to $117.9 million in 2005 from $99.4 million in 2004. This increase was primarily due to the purchase of six additional aircraft during 2005 that generated $12.5 million of revenues during the year, an additional $9.7 million of incremental revenue from the full year rental of aircraft acquired in 2004 for which results were only partially included in 2004, partially offset by a $1.7 million decrease in rentals related to two aircraft redelivered during the year and $2.0 million of lease-end adjustment payments received in 2004 which did not recur in 2005.

Depreciation of flight equipment increased 21.4% to $42.5 million in 2005 compared to $35.0 million in 2004. The $7.5 million increase in 2005 was due primarily to additional depreciation of $5.1 million associated with the six additional aircraft purchased in 2005 and an additional $2.4 million due to the full year impact of aircraft acquired in 2004.

Interest increased to $35.0 million in 2005 compared to $28.7 million in 2004 as a result of additional interest cost allocated from GE in the predecessor’s financial statements. This increase was due primarily to the funding of the additional investment in aircraft of $186.7 million.

Maintenance expense increased to $2.0 million in 2005 compared to $1.0 million in 2004 due primarily to the re-lease of three aircraft to new lessees in 2005 as compared to two in 2004. Maintenance expense is typically incurred to prepare aircraft for re-delivery to new lessees.

Selling, general and administrative-related party increased to $3.1 million in 2005 compared to $2.4 million in 2004 due to an increase in marketing expenses of $0.4 million, and an increase in operational expenses of $0.3 million as a result of the increase in the number of aircraft.

Provision for income taxes decreased to $13.9 million in 2005 from $14.9 million in 2004. The actual tax rate in 2005 was 39.4% compared to 46.1% in 2004. The tax rate in 2004 was higher due primarily to the fact that during 2004 six aircraft that had been subject to rules applicable to foreign sales corporations were transferred out of the foreign sales corporation to an Irish company that did not qualify under the foreign sales corporation rules. Such transfers resulted in a one-time requirement to increase the deferred tax liability related to the transferred aircraft to the non-foreign sales corporation rate. In addition, the income from the lease of such aircraft became subject to the higher tax rate after their transfer. In 2005, only one aircraft was transferred out of the foreign sales corporation, as compared to six in 2004.

    Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The number of aircraft in our predecessor’s fleet increased from 25 as of December 31, 2003 to 31 as of December 31, 2004.

Revenues from rentals of aircraft increased 24.1% to $99.4 million in 2004 from $80.1 million in 2003. This increase was due primarily to the purchase of six additional aircraft during 2004 that generated $5.4 million of revenues during the year, an additional $8.9 million of incremental revenue from the full year rental of aircraft acquired in 2003 for which results were only included partially in 2003, the receipt of $2.0 million in lease-end adjustment payments upon return of two aircraft in 2004 and a $3.2 million increase in additional rent, partially offset by a $0.2 million decrease in rentals related to aircraft re-leased during the year or lease extensions. Additional rent increased $3.2 million in 2004, compared to 2003 due primarily to collections on the additional five aircraft of $2.3 million, and an increase in the aggregate number of hours flown for which additional rent revenue of $0.9 million was collected.

Depreciation of flight equipment increased 19.5% to $35.0 million in 2004 compared to $29.3 million in 2003. The $5.7 million increase in 2004 was due primarily to additional depreciation of $2.4 million associated with the six additional aircraft purchased in 2004 and an additional $3.3 million due to the full year impact of aircraft acquired in 2003.

Interest expense increased to $28.7 million in 2004 compared to $25.7 million in 2003 as a result of additional interest cost allocated from GE in the predecessor’s financial statements. This increase was due primarily to the funding of the additional investment in aircraft of $178.8 million. The increase was partially offset by a decrease in the weighted average composite borrowing rate to 4.69% in 2004 from 4.79% in 2003.

Maintenance expense increased to $1.0 million in 2004 compared to $0.05 million in 2003 due primarily to the re-lease of two aircraft in 2004 to new lessees as compared to none in 2003.

Selling, general and administrative-related party increased to $2.4 million in 2004 compared to $1.3 million in 2003 due primarily to an increase in marketing expenses of $0.6 million and operational expenses of $0.3 million as a result of the increase in the number of aircraft.

Provision for income taxes increased to $14.9 million in 2004 from $7.3 million in 2003. The actual tax rate in 2004 was 46.1% compared to 30.8% for 2003. The tax rate in 2004 was higher due primarily to the fact that six aircraft that had been subject to the rules applicable to foreign sales corporations were transferred out of the foreign sales corporation to a company that did not qualify under the foreign sales corporation rules. This transfer resulted in a one-time requirement to increase the deferred tax liability related to these aircraft. In addition, the income from the lease of these aircraft was subject to the higher tax rate after their transfer. There were no such aircraft transfers in 2003.

Liquidity and Capital Resources

    Cash Flows of Our Predecessor

Our predecessor generated cash from operations of $73.7 million in 2005 compared with $85.5 million in 2004 and $65.7 million in 2003. The decrease in operating cash flows in 2005 compared to 2004 was primarily the result of higher cash taxes paid in 2005 of $29.1 million. This was partially offset by (1) $13.5 million of increased cash flows from leasing activities arising from both new aircraft additions during the year and the effect of aircraft acquired in 2004 on lease for a full calendar year in 2005 and (2) $3.8 million in higher collections in 2005 of security deposits. The increase in operating cash flows in 2004 compared with 2003 was primarily the result of (1) $11.8 million of increased cash flows from leasing activities in 2004 arising from both new aircraft additions during the year and the effect of aircraft required in 2003 on lease for a full calendar year in 2004, (2) $6.5 million of lower cash taxes paid in 2004 and (3) $1.5 million in higher collections in 2004 of security deposits. Cash flows generated from operations were $76.3 million for the nine months ended September 30, 2006 compared to $53.7 million for the nine months ended September 30, 2005.

Cash flows from investing activities relate to the acquisition of aircraft or pre-delivery payments on aircraft. Cash used in investing activities in 2005 was $186.7 million compared with cash used in investing activities of $178.8 million in 2004 and $168.1 million in 2003. Cash used in investing activities was $137.3 million for the nine months ended September 30, 2006 compared to $130.6 million for the nine months ended September 30, 2005.

Cash flows from financing activities relate to proceeds received from GE to fund aircraft investments and general corporate purposes. Our predecessor participated in GE’s cash management and corporate treasury program pursuant to which our predecessor’s cash was transferred daily to GE. GE managed cash on a centralized basis and provided all of our predecessor’s financing requirements. Cash provided by GE was $113.0 million in 2005, $93.2 million in 2004 and $102.4 million in 2003. Cash provided by GE was $61.0 million for the nine months ended September 30, 2006 compared to $76.9 million for the nine months ended September 30, 2005.

Our Future Cash Flows

Our cash flows will be materially different from our predecessor’s cash flows. The principal factors affecting the differences in our expected cash flows in 2007 from our predecessor’s cash flows will be differences in our lease revenues, differences in cash interest payments, differences in selling, general and administrative expenses, differences in cash tax payments and differences in dividend payments, each of which is discussed below. In addition, we will have contractual obligations to make maintenance contributions to lessees who pay us additional rent as discussed under ‘‘—Contractual Obligations—Maintenance.’’

The difference in our lease revenues will result from a full year’s rent from the four aircraft added to our Initial Portfolio during 2006 and the six aircraft added to our Initial Portfolio during 2005. In addition, three of the leases in our Initial Portfolio have scheduled lease rentals that adjust based on six-month LIBOR. Six-month LIBOR averaged 3.77% during 2005, and the lease rates on these leases have adjusted upwards with the rise of six-month LIBOR, which was 5.37% as of September 30, 2006. The minimum contracted rentals on our Initial Portfolio in 2007, excluding additional rent that is determined based on usage of the 41 aircraft and cannot be determined with certainty, is $146.3 million. This amount assumes (1) that six-month LIBOR remains at the current rate, (2) there are no defaults or early termination on any of our leases and (3) there are no sales of aircraft from our Initial Portfolio. See ‘‘Business—Our Leases—Lease Management and Remarketing’’ for information on one aircraft that is currently being remarketed in anticipation of an early termination of the lease.

The difference in our cash interest expense will result from interest payments we will be required to make on the notes issued in the securitization. Our predecessor paid interest costs allocated to it by GE of $34.9 million in 2005. The notes issued in the securitization will bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. In order to manage our exposure to fluctuating interest rates, we intend to enter into a five year interest swap agreement at the time we consummate this offering pursuant to which we will receive monthly payments based on LIBOR and will make monthly fixed payments at the lower of 5.12% per annum or the market rate for five year interest rate swap available at the time, in each case on a notional amount equal to the aggregate principal amount of our securitization notes. This interest rate swap, together with the credit insurance on the notes, the spread referenced above and other costs of administration, are expected to result in a fixed rate cost of approximately 5.85% per annum for 2007, and we estimate our cash interest expense on the securitization will be $47.4 million for 2007. We also expect to receive interest income on our cash balances and to pay commitment fees and interest on borrowings under our committed credit facility related to acquisitions. On an ongoing basis we intend to actively manage our interest exposure through hedging contracts.

The difference in our cash selling, general and administrative expenses will result from the increased costs of operating as a stand-alone company, primarily due to the servicing fees payable to GECAS, which exceed the costs allocated to our predecessor for the services, the costs of providing or procuring corporate and administrative services to operate our business, insurance premiums and compensation. Management compensation will be determined by our board of directors and will be payable in cash or any combination of cash, stock options or other share-based combination.

The difference in our cash tax payments will result from our being a Bermuda exempted company that is managed and controlled in Ireland and subject to Irish corporation tax on our income instead of a part of a U.S. taxpaying entity. Ireland currently has a 12.5% tax rate payable on ‘‘trading income,’’ which we believe will be applicable to our Irish trading income. In addition, we expect to depreciate our aircraft under Irish law over eight years which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law. Although our predecessor has paid cash tax allocations to GE, we do not anticipate that we will pay any material cash taxes in 2007.

The difference in our dividend payments will result from our policy to pay regular quarterly dividends to our shareholders, whereas our predecessor’s cash flows reflect no dividend payments. The declaration and payment of future dividends will be at the discretion of our board of directors and will depend on many factors. See ‘‘Dividend Policy.’’

    Our Future Sources of Liquidity

We operate in a capital-intensive industry. Our predecessor historically financed the purchase of aircraft and pre-delivery payments for aircraft with cash received from GE. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our committed $1 billion credit facility.

Following the completion of this offering, our short-term liquidity needs will include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our Initial Portfolio and dividend payments through the next 12 months.

Our sole source of operating cash flows will initially be from distributions made to us by our subsidiary Genesis Funding, through which we will hold all of the aircraft in our Initial Portfolio. Distribution of cash to us by Genesis Funding will be subject to compliance with convenants contained in the agreements governing the securitization. See ‘‘Description of Indebtedness — Securitization.’’

Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through additional securitizations, borrowings under our credit facility and additional debt and equity offerings. Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access debt and equity capital markets. We expect to refinance the notes issued in our securitization on or prior to the end of the fifth year after the issuance thereof. In the event that the notes are not repaid on or prior to such date, any excess cash flow provided by the leases in our Initial Portfolio will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and that we will be able to pay dividends to our shareholders as contemplated by our dividend policy. However, deterioration in our performance or in the capital markets could limit our access to these sources of financing, increase our cost of capital, or both, which could negatively affect our ability to raise additional funds, grow our aircraft portfolio and pay dividends to our shareholders.

    Financing

Credit Facility.    In connection with this offering, our subsidiary Genesis Acquisition received a commitment for a senior secured revolving credit facility from Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC. The credit facility will provide for loans in an aggregate amount of up to $1 billion. Borrowings under the credit facility will be used to finance the acquisition of additional aircraft. The credit facility will initially consist of a revolving facility, with the option to convert the loans after three years into a term facility. All borrowings under the credit facility will be subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

For more information on the credit facility see ‘‘Description of Indebtedness — Credit Facility.’’

Securitization.    Concurrently with the completion of this offering, our subsidiary Genesis Funding will complete an aircraft lease securitization of our Initial Portfolio that will generate net proceeds of approximately $804.5 million. For more information on the securitization see ‘‘Description of Indebtedness — Securitization.’’

In connection with the securitization, Genesis Funding will enter into a revolving credit agreement providing for a $75 million liquidity facility for Genesis Funding and its subsidiaries. Up to $60 million of the liquidity facility may be drawn upon, subject to certain conditions, to pay certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued in the securitization, and up to $15 million of the liquidity facility may be drawn upon, subject to certain conditions, to fund maintenance expenditures for major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls.

For more information on the liquidity facility see ‘‘Description of Indebtedness — Securitization — Liquidity Facility.’’

    Capital Expenditures

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of September 30, 2006, the average weighted age of the aircraft in our Initial Portfolio was 5.5 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our predecessor’s operations have had minimal impact on operating expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Contractual Obligations

On a pro forma basis, after giving effect to this offering, the securitization, the concurrent private placement of shares to GE and the application of the net proceeds of such transactions as described in ‘‘Use of Proceeds,’’ our long-term contractual obligations as of September 30, 2006, excluding amounts payable under our credit facility, would have consisted of the following:

	2006	2007	2008	2009	2010	Thereafter	Total
	(Dollars in thousands)
Principal payments under securitization notes	$0	$0	$0	$1,000	$12,000	$797,000	$810,000
Interest payments under securitization notes(1)	11,847	47,387	47,398	47,387	46,927	—	—
Fixed payments to GECAS under our servicing agreements(2)	450	1,800	1,800	1,800	1,800	21,150	28,800
Total(1)	$12,297	$49,187	$49,198	$50,187	$60,727	$—	$—

(1)	The interest payable under our securitization notes will vary based on LIBOR. Interest payments for 2006-2011 reflect amounts we expect to pay after giving effect to the interest rate swap we expect to enter into. We have not entered into interest rate swaps with respect to the securitization notes for periods after 2011. Therefore, we cannot determine the amounts of our interest payments for periods after 2011.

(2)	Our servicing agreements with GECAS provide that we will pay to GECAS a base fee of $150,000 per month for servicing the aircraft in our Initial Portfolio, which increases by an additional monthly base fee of 0.01% of the maintenance-adjusted base value (at the time of acquisition) for each of the aircraft outside of our Initial Portfolio serviced by GECAS. Under the servicing agreements, we are required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. The amounts presented above only reflect the base fee of $150,000 per month for the 41 aircraft in our Initial Portfolio. See ‘‘Servicing Agreements.’’

Maintenance

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our Initial Portfolio includes 22 leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing.

Under the remaining 19 leases in our Initial Portfolio, we are not obligated to make any maintenance contributions. However, most of these 19 leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us.

As a result of the timing of maintenance expenditures on the aircraft in our Initial Portfolio and our assumption of maintenance contribution obligations upon the purchase of those aircraft, we expect that in the two years following completion of this offering the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make will exceed the aggregate amount of additional rent payments and lease-end adjustment payments we will receive from lessees. We expect to fund any such net outflow through cash balances, borrowings under the liquidity facility maintained by Genesis Funding and cash flow from operations. We expect maintenance contributions and lease-end adjustment payments that we will be required to make with respect to aircraft in our Initial Portfolio over their remaining lives will approximate the aggregate payments of additional rent and lease-end adjustment payments that we will receive over this time period.

Related-Party Transactions

We have entered into an asset purchase agreement, servicing agreements, a business opportunities agreement, an expense agreement, a transitional support agreement, a private placement agreement and a registration rights agreement with GECAS and other affiliates of GE. See ‘‘Certain Relationships and Related-Party Transactions.’’

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which is effective for us as of January 1, 2006. Among other things, SFAS 123R requires expensing the fair value of stock options. The adoption of SFAS 123R will not have a material impact on the financial position or historical results of operations reflected in our predecessor combined financial statement as our predecessor had no stock-based compensation arrangements. However, if, as we expect, our employees are granted stock-based compensation awards in the future, application of SFAS 123R to those awards may be material to our financial condition and results of operations in future periods.

In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application permitted to accounting changes and corrections of errors made in fiscal years beginning after May 31, 2005. Management does not believe that adoption of SFAS 154 will have a material impact on our financial position or results of operations.

In June 2005, the Emerging Issues Task Force (EITF) issued No. 05-06, Determining the Amortization Period of Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination (EITF No. 05-06). EITF No. 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (1) the useful life of the assets or (2) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition of the purchase. The guidance in EITF No. 05-06 is applied prospectively for periods beginning after June 29, 2005. Management does not believe that the adoption of EITF No. 05-06 will have a material impact on our financial position or results of operations.

In September 2006 the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide) and eliminates the accrue-in-advance method of accounting for planned major maintenance activities. Genesis applies the deferral method which requires that the actual maintenance costs for major overhauls are capitalized and depreciated over the period until the next overhaul is required. The deferral method has been applied to the predecessor combined financial statements in accordance with SFAS 154. GE has applied an alternative accepted methodology.

Quantitative and Qualitative Disclosures About Market Risk

    Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We will be exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our liquidity facility and our credit facility. Thirty-eight out of 41 of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining three leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

    Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the Securities and Exchange Commission, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our two variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

If this offering, the securitization and the other transactions described in our unaudited pro forma financial statements included elsewhere in this prospectus had been completed on January 1, 2005, then a hypothetical 100 basis-point increase (decrease) in our variable interest rates would have increased (decreased) our interest expense by $8.2 million and would have increased (decreased) our revenues by $0.9 million. These increases (decreases) assume that we will not hedge our exposure to interest rate fluctuations. In fact, we will enter into interest rate swaps agreements to mitigate the interest rate fluctuation risk associated with the notes issued in the securitization and to minimize the risks associated with our other variable rate debt, including any borrowings under our credit facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

    Foreign Currency Exchange Risk

We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future. Because we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

THE COMMERCIAL AIRCRAFT INDUSTRY

The information and data contained in this prospectus relating to the commercial aircraft industry has been provided to us by Simat, Helliesen & Eichner, Inc. (‘‘SH&E’’), an international air transport consulting firm, which has consented to being named as an expert with respect to such information and data. See ‘‘Experts.’’ SH&E has advised us that: (1) the information in the databases of other commercial aircraft data collection agencies may differ from the information in SH&E’s database, (2) some information in SH&E’s database is derived from estimates or subjective judgments and (3) although SH&E has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited verification and validation procedures, and accordingly may contain errors. The historical and projected information in this prospectus relating to the commercial aircraft industry that is not attributed to a specific source is derived from SH&E’s internal analyses, estimates and subjective judgments.

Industry Overview

Globalization and economic growth in much of the developing world have contributed to increased demand for air travel. Between 1990 and 2005, global passenger traffic, measured in Revenue Passenger Miles (‘‘RPMs’’), increased by nearly 115%, or an average of 5.2% per year according to The Airline Monitor (January 2006). An RPM represents one fare-paying passenger transported one mile, and is the most common measure of air travel demand. In its 2006 Current Market Outlook, Boeing indicated that it expects a 4.9% average annual RPM growth from 2006 through 2025, whereas The Airline Monitor air traffic forecast predicts that demand will grow at an average of 4.7% per year through 2011 and 5.2% per year through 2025.

Source: The Airline Monitor, January 2006 and International Monetary Fund World Outlook 2006

Air Travel Demand

Demand for air travel is driven primarily by economic growth and competitive pricing. Travel demand and airline industry profitability have traditionally shown strong correlations to gross domestic product, indicating that global and regional economic performance is a principal driver of air travel and air freight demand, which leads to aircraft demand.

According to historical data from the International Civil Aviation Organization, the airline industry generated eight consecutive profitable years with operating profits of $91 billion and net profits of $34 billion between 1993 and 2000. Over the past five years however, a series of events, including the September 11, 2001 terrorist attacks in the United States, a global economic recession, military actions in the Middle East, health concerns, surging fuel costs and several natural disasters have adversely affected the demand for air travel in different parts of the world. During the years between 2001 and 2003, the airline industry generated more than $18 billion in operating losses and nearly $32 billion in net losses.

The industry will continue to experience shocks and market fluctuations and will be forced to adapt to meet the challenges brought by new markets, changing environments, and shifting business cycles. The airline industry is subject to highly elastic demand patterns. Any systematic depression of consumer sentiment that reduces discretionary spending can be expected to have a significant impact on air traffic demand, which will be most pronounced in the highly elastic leisure travel segment.

The global economy has been expanding since 2002, driving sustained growth in worldwide travel demand. Industry operating profits rebounded to positive territory in the years between 2004 and 2005 and is expected to remain positive in the near term despite higher fuel prices. The recent economic growth has been accompanied by increased competition among established airlines and low-cost carriers (‘‘LCCs’’) throughout the United States, Europe and several emerging markets in Asia. The competition with LCCs has exerted downward pressure on airfares, thereby making air travel more affordable. Today, air travel is rapidly becoming a more accessible alternative to land transportation for a growing proportion of the world’s population.

Passenger demand in North America, Europe and Latin America has rebounded from the 2001 lows. Demand in Asia, Africa and the Middle East, regions that are less dependent on the North American market, did not experience declines between 2000 and 2002 and have experienced very rapid growth since 2003. Freight traffic also has shown strong growth due to the recovery in the global economy.

Sources: 1998-2005 Airline Business and latest 2005 data based on IATA estimates

Aircraft Demand

Continued global demand for air travel is expected to generate greater demand for aircraft, resulting in the return to service of more parked aircraft (i.e., aircraft without flying activity within the last 90 days), as well as increased aircraft production. Consequently, aircraft values and lease rates have recovered from the lows experienced over the past five years, particularly for highly liquid and newer types such as the Boeing 737NG and newer Airbus A320 family aircraft. This demand growth provides aircraft lessors the benefit of a wider choice of potential customers, thereby allowing aircraft to be transferred from one customer to another with shorter intervals between leases and enabling portfolio risks to be managed more effectively.

Other key aircraft demand drivers include:

•	airline passenger growth in emerging markets;

•	emergence of LCCs;

•	industry restructuring in developed markets; and

•	higher fuel prices.

    Growth In Emerging Markets

Asia/Pacific.    The Chinese market presents one of the primary growth opportunities in Asia. Passenger traffic growth in China has been strong, with the number of passengers handled by the country’s airports reaching nearly 140 million in 2005, an increase of more than 15% from 2004. Medium-term growth in the Chinese market may be constrained by airport infrastructure and capacity limits. To address this limitation, the Civil Aviation Administration of China expects more than $17.4 billion to be invested in airport development over the next five years, during which more than 40 airports are expected to be built (Airline Business, April 2006).

India, a country with more than one billion people (representing 15% of the global population), has until recently experienced limited air service growth due to excessive regulation in the aviation sector. However, in the last two years, the government has recognized the role of a developed air transport sector in promoting economic development and has begun to liberalize the aviation sector through new air services agreements, tax incentives, and airport privatization. These developments have encouraged a large number of new airlines to enter the market, including Kingfisher Airlines, Air Deccan and Spicejet, and all have committed to purchase new aircraft. Rapid traffic growth is expected to continue, with India’s GDP expected to grow by 7.3% in 2006 and 7.0% in 2007, according to the IMF World Outlook 2006. However, similar to China, future growth in India may be constrained by airport infrastructure limits and slow progress in easing air transport sector regulation.

Asian traffic was less affected by September 11, 2001 than traffic in the United States and Europe but was significantly affected by the Severe Acute Respiratory Syndrome (‘‘SARS’’) crisis in the spring of 2003. North American and European long-haul carriers experienced significant declines in load factors for Asia routes, and Asian carriers faced precipitous declines in both intra-Asia and international traffic. For example, China’s major airlines saw traffic fall as much as 90%, according to Airline Business September 2003. Despite the intensity of the health scare, SARS was contained relatively quickly. Asian carriers have since rebuilt schedules and traffic growth continues to accelerate. Nevertheless, it is possible that an increase in the prevalence of Avian Flu or another pandemic disease could cause severe volatility in regional traffic trends.

Latin America.    The increased liberalization of Latin American domestic and international air transport markets has spurred renewed investment and consolidation in the airline sector. Recent examples of such activity include the success of Brazilian LCC, GOL, the acquisition of Colombian flag carrier Avianca by Grupo Synergy, the parent of Brazilian regional carrier OceanAir; Copa Airlines’ acquisition of Colombia’s second carrier, AeroRepublica; and the expansion of Chile’s LAN Airlines into the Argentine market with the launch of LAN Argentina. In addition, governments are increasingly willing to let the market govern success or failure as witnessed by the demise of several legacy flag carriers such as Ecuatoriana, Aeroperu (Peru), VIASA (Venezuela) and the bankruptcy of VARIG (Brazil). Consolidations and restructurings are expected to generate savings through economies of scale and expand the airlines’ route networks, which should improve service levels and stimulate further traffic growth. Latin America relies heavily on the U.S. market, and traffic was particularly affected by September 11, 2001. Many Latin American economies have experienced upturns in recent years, however, and the region is beginning to realize its growth potential.

Africa/Middle East.    Air traffic in the African and Middle Eastern regions has also grown rapidly in the last ten years. Governments in Persian Gulf states such as the United Arab Emirates and Qatar have supported the development of airlines including Emirates, Etihad Airways and Qatar Airways, resulting in the rapid expansion of these airlines into long-haul markets. Middle Eastern airlines have specialized in connecting passengers traveling between Europe and Asia, particularly India. In the process, they are also turning hub cities such as Dubai and Doha into popular vacation destinations. Jazeera Airways, an LCC based in Kuwait, has commenced service to five Middle East destinations and there are reportedly advanced plans to launch at least two LCC in Saudi Arabia in early 2007. It remains to be seen how India’s recent liberalization of route rights to Europe and North America will impact the hub-and-spoke business models of the Middle Eastern carriers.

Africa is also experiencing growing demand for air travel, and major European carriers have started to add capacity to the continent. The interest in lucrative African routes, often restricted by bilateral air service agreements that limit the number of carriers that can operate each route, is evidenced by the Lufthansa-Swiss International merger, which the German carrier hailed as an opportunity to gain valuable new route access to Africa. Further attesting to the region’s positive outlook, several carriers made news in 2005. They included Ethiopian Airlines with an order for ten Boeing 787s; South African Airways with its recent entry into the Star Alliance; Kenya Airways with its invitation to become an associate member of the SkyTeam alliance; and the recently launched Virgin Nigeria Airways.

    Low-Cost Carriers

The rapid development of LCCs began in 2000, when rising fuel prices and an economic slowdown magnified the benefits of the low cost business model over the traditional network model.

Although much of their early growth was in North America, LCCs have expanded significantly in other world markets, particularly Europe. In Great Britain, Ireland and parts of Western Europe, for instance, the Official Airline Guide (‘‘OAG’’) indicates that LCCs now represent a larger proportion of intra-regional seat capacity, as measured by Available Seat Miles (‘‘ASMs’’), than their peers in North America. An ASM represents one seat transported one mile, and is the most common measure of airline supply. The enlargement of the European Union in 2004 extended the fully liberalized European marketplace and opened new markets to LCC expansion. As a result, LCCs such as WIZZ Air (Hungary), Sky Europe Airlines (Slovakia), Centralwings (Poland) and Blue Panorama (Italy) are exerting competitive pressure on state-owned legacy carriers, particularly in Central and Eastern Europe.

Though still far behind the levels seen in North America and Europe, LCC penetration in other regions is also growing significantly. In Latin America, for example, LCC capacity share has risen due to operators like GOL in Brazil, and several Mexican low cost carriers such as Avolar, Click Mexicana and Interjet. Meanwhile, Southeast Asia and Australia have seen significant penetration by LCCs, which are now spreading to other parts of Asia.

LCC expansion in Asia has yet to achieve its potential due to the lack of air services agreements, entrenched government-owned or government-backed airlines and the lack of secondary airports. However, many new airport developments are now underway, and there are good prospects for increased liberalization via multilateral trade groups. A number of low-cost airlines have already appeared in Japan, including Air Do, Air Next (All Nippon Airways’ new low-cost subsidiary) and SkyMark. New frontiers for LCC expansion are likely to include India and China. India, with its very large population and high number of urban population centers, is ripe for LCC growth. Air Deccan, Kingfisher, SpiceJet and Go Air all recently launched service, and Indigo Airlines also intends to launch its low-cost operations in 2006.

The growth of LCCs is expected to continue. According to OAG, global LCC ASMs in June 2006 were 10% higher than in the previous year. While LCC growth rates have slowed in more mature markets such as North America and Europe, other regions continue to adopt the low-cost business model. For example, low-cost capacity in the Asia-Pacific region was up 46% in June 2006 vs. June 2005, while LCC capacity in the Middle East and Africa grew 108% over the same period.

    Industry Restructuring In Developed Markets

North America.    Air traffic in the United States has returned to pre-September 11, 2001 levels. Revenue passenger enplanements in 2005 were 3.4% higher than in 2000. According to the FAA Aerospace Forecast 2006, this trend is expected to continue, with expected growth of 3.6% per year through 2015. Traffic in Canada has also increased, partly as a result of the growth of WestJet, a Calgary-based LCC, as well as the restructuring of flag carrier Air Canada, which has transitioned toward a low-cost business model.

The U.S. bankruptcy laws have made it possible for a significant portion of the U.S. airline industry to survive the challenges of recent years and avoid liquidation by operating and restructuring under bankruptcy protection. For example, while operating under bankruptcy protection, United Airlines, US Airways, Delta and Northwest implemented significant schedule reorganizations that reduced the carriers’ exposure to LCCs by prioritizing the growth of their international capacity while reducing domestic capacity. They also successfully reduced labor costs and pension plan obligations and eliminated labor scope clauses that limit the expansion of regional jet operations. As a result of these restructurings, the aircraft market has not been affected by a sudden flood of aircraft being disposed of in liquidation, which has caused aircraft supply to remain relatively stable.

Europe Network Carriers.    Large European network carriers, especially Lufthansa, Air France and British Airways, have achieved significant cost savings in conjunction with material revenue improvement by concentrating on the more lucrative long-haul operations rather than by relying on marginally profitable short-haul flights. All three carriers have recently expanded operations to India and East Asia, especially China. In addition, several legacy carriers have consolidated, with the goal of generating economies of scale and reducing exposure to LCC competition. Air France, for example, acquired KLM Royal Dutch Airlines in May 2004, and Lufthansa completed its takeover of Swiss International in July 2005. In each case, the acquiring carrier added lucrative international long-haul routes to its network.

The airline industry in developed markets is expected to continue its restructuring effort in hopes of sustaining its profitability in an environment with greater LCC penetration rates and persistently high fuel costs. Assuming the industry can achieve financial stability and current traffic forecasts are accurate, demand for aircraft should continue to rise as airlines in developed markets seek to capitalize on the growing demand for air travel.

    Fuel Prices

Increased energy prices have counteracted many of the efficiency gains and cost cutting efforts undertaken by airlines since 2001. The U.S. Department of Energy reports that New York jet fuel prices increased by almost 143% between September 2003 and September 2006 in U.S. dollar terms and 116% in euro terms, after peaking in July 2006 at 190% and 157% respectively. Fuel prices are expected to remain volatile for the foreseeable future due to the ongoing threat of terrorism, political instability in main production regions, and the threat of flow disruptions due to natural disasters.

The sustained high price of fuel may lead to significant ramifications to the health of the air transport industry. The most immediate impact would be the sustained increase in direct operating costs. IATA reports that the industry fuel bill increased from $44 billion (14% of cost) in 2003 to $91 billion (22% of cost) in 2005. IATA is forecasting total fuel costs to increase to $115 billion (26% of costs) in 2006 but expects airlines on average to recover nearly one-half of this increase through fuel surcharges and higher prices.

Airlines can control fuel costs in the short-term by entering into oil/fuel hedges, implementing fuel surcharges and in the longer-term by shifting to more fuel-efficient fleets. Rising fuel costs are prompting attempts by major airlines worldwide to gradually increase fares but these attempts have been partially mitigated by intense competition. It is likely that if fuel prices fail to abate, ultimately airlines will discontinue service on marginal routes, thereby allowing the industry to regain pricing power and maintain profitability. The rising cost of fuel is accelerating the replacement of older aircraft with modern, more fuel-efficient aircraft. For example, the strong demand for Boeing’s new aircraft, the 787, is due in large part to the promised 20% improvement in fuel efficiency. Furthermore, the primary rationale for Boeing increasing its 20-year market outlook for new aircraft is that sustained high fuel prices will accelerate the retirement/replacement of aging aircraft.

Aircraft Supply

In its 2006 Current Market Outlook, Boeing estimates that the current fleet of operating commercial jet aircraft consists of 17,330 aircraft. ACAS, a leading aviation information database, estimated that the current world commercial jet fleet (as of April 2006) consists of more than 19,000 aircraft (including regional jets and parked aircraft), of which approximately 23% are wide-bodies, 60% are narrow-bodies, and 17% are regional jets. The world’s most popular jet aircraft is the Boeing 737, with more than 4,600 in operation as of April 2006, followed by the Airbus A320 family (i.e., A318, A319, A320 and A321), with nearly 2,700 in operation. The most popular wide-body aircraft is the Boeing 747, with more than 1,060 in operation, followed by the Boeing 767, with more than 910 in operation.

The airline industry’s recent financial challenges have affected aircraft and engine manufacturers. Airbus, Boeing, Pratt & Whitney, General Electric and Rolls-Royce had to implement production cutbacks in 2002 and 2003. While neither Boeing nor Airbus experienced a high number of outright cancellations during the downturn, they had to manage deferment of deliveries and lower levels of new orders.

In dollar terms, the world jet fleet as of April 2006 had an estimated value of $350 billion, based on SH&E current market values (‘‘CMV’’), with the narrow-body fleet valued at $164 billion, the wide-body fleet at $151 billion and the regional jet fleet at $35 billion.

Source: ACAS, April 2006

In addition to the aircraft in operation, there are more than 4,600 confirmed orders for commercial jets. Of these, 27% are for wide-bodies, 64% for narrow-bodies, and 9% for regional jets. Nearly half the orders have been placed by legacy airlines, with 28% by LCCs, 16% by lessors, and 5% by the Chinese government. More than 34% of the orders with assigned operators (i.e., excluding lessor orders for which operator data is unavailable) are destined for North America, 30% for Asia/Pacific, 24% for Europe, 7% for Africa/Middle East and 6% for Latin America. In terms of aircraft gauge, 37% of narrow-body orders are for customers in North America, 28% in Europe and 26% in Asia/Pacific. Orders for wide-bodies are more heavily weighted towards Asia/Pacific (47% of orders), while 20% are for customers in North America, and 16% for customers in both Europe and Africa/Middle East.

Source: ACAS, April 2006
Note: ‘‘Other’’ includes lessors (748 outstanding orders), the Chinese government (240) and undisclosed customers (81)

The rapid growth of LCCs in both developed and emerging markets has generated some of the highest profit margins in the industry, and has created the need for significant quantities of new aircraft. Consequently, as of April 2006, LCCs held 30% of outstanding aircraft orders, primarily for narrow-body aircraft such as the Boeing 737NG and the Airbus A320 family.

As further evidence of the growing demand for additional capacity, the number of available used aircraft has declined steadily since 2002. The percentage of the world fleet that was available for sale or lease at the end of 2005 fell below 3%, nearing the lows experienced in 1996.

Source: BACK Aviation Solutions September 2006 and ACAS April 2006

    World Fleet Outlook

The global commercial jet fleet is expected to increase significantly over the next two decades. In its 2006 Current Market Outlook, Boeing forecasts that by 2025, the world fleet will reach 35,970 aircraft, of which 27,360 will be mainline passenger jets (i.e., those with 90 passenger seats or more). Airbus, in its 2004 Global Market Forecast, forecasts a fleet increase to 25,375 total aircraft by 2023, of which 21,759 will be mainline passenger jets.

From 1990 to 2005, the average seat capacity per aircraft of the world’s airlines remained relatively constant, increasing from 175 to 178 seats per aircraft. Boeing believes that this trend will continue, and that airlines will look to increase frequencies and develop new point-to-point services to meet traffic demand. Airbus, on the other hand, believes that increased hub-to-hub traffic will cause airports to become increasingly congested, and that there will be greater demand for very large aircraft, such as the 550- to 700-seat A380 aircraft, which is due to enter service in late 2007, for flights between major cities.

Based on The Airline Monitor (January 2006) fleet size projections, the constant dollar value of the world jet fleet in 2025 is estimated at $777 billion, of which $381 billion are wide-bodies, $318 billion are narrow-bodies, and $77 billion are regional jets.

Projected Commercial Aircraft Fleet Growth

	Airline Monitor 2006-2025	Boeing 2006-2025	Airbus 2004-2023
Projected Total Fleet	42,038	35,970	25,375
Additions – Growth	23,352	17,630	11,648
Additions – Replacement	6,546	9,580	5,680
Total Additions	29,898	27,210	17,328
Additions per Year	1,495	1,361	866

Sources: Boeing Current Market Outlook, 2006; Airbus Global Market Forecast, 2004-2023; and Airline Monitor, January/February 2006. Airbus forecast does not include regional jets and has a forecast end date of 2023 so is not directly comparable to the Boeing and Airline Monitor forecasts.

The projected size of the active commercial jet fleet reflects both new aircraft deliveries and the retention of certain commercial jet types. Some aircraft types are remaining in service much longer than others, as a result of their favorable operating economics, as well as successful maintenance and modernization programs for aging aircraft. Although they are more expensive to operate and maintain than more modern aircraft, some types of aircraft, such as the DC-9, can continue to operate on a reliable and profitable basis at ages in excess of 30 years. Given the high price of fuel, however, many of these older, less efficient aircraft will likely be retired from service in the near future.

Cargo.    Demand for new and used commercial aircraft is driven primarily by the requirements of the passenger airline industry. Boeing and Airbus both predict that more than 96% of the new aircraft that they will sell in the next 20 years will be configured for passenger use and only 4% will be designed specifically for cargo transport. However, growing global demand for air freight will result in a substantial number of passenger-to-freighter (‘‘PTF’’) conversions. PTF conversions lengthen the economic lives of the converted aircraft and enhance residual values of the aircraft types that are most suitable for conversion.

World air cargo traffic is expected to grow as a result of expanding world trade and increased globalization. Boeing’s 2006/2007 World Air Cargo Forecast predicts an average annual growth rate of 6.1% over the next 20 years. Although regional growth rates will vary, current freight traffic levels are expected to triple by 2025. To accommodate this growth, and to supplement the air cargo capacity of passenger aircraft, the world cargo fleet is expected to double over the same 20-year period, to reach a total of 3,563 cargo aircraft. Of this total, 2,983 aircraft are expected to be new additions, and three-quarters of those are likely to be created through the conversion of existing passenger aircraft. Changing demand patterns are expected to lead to an increase in the relative importance of wide-body cargo aircraft over the next 20 years. Wide-bodies are expected to represent 68% of the total fleet by 2025, compared with nearly 50% today. Narrow-body cargo aircraft are expected to grow from the current 895 units to a fleet size of 1,283 by the end of the period.

PTF conversion opportunities have traditionally supported aircraft residual values and have extended the useful economic lives of converted aircraft to as much as 35 years from original manufacture date. On average, passenger aircraft are converted after about 15 years of passenger service, but the actual age of conversion and subsequent useful life is also affected by the number of flight cycles that the aircraft has flown.

Aircraft Leasing Overview

    Aircraft Financing

Once airlines have determined the need for additional aircraft capacity and placed orders for new aircraft, they need to find ways to efficiently finance the acquisitions. Whether purchasing new or used aircraft, very few airlines have the internal cash available to self finance acquisitions. Thus, most airlines will seek financing from several primary sources including: traditional bank debt, export credit guarantees, tax leases, capital markets and operating leasing. Financing capacity is also subject to cyclical shifts. During the mid− to late-1990s, many aircraft lessors and airlines were able to access capital markets readily and to raise the required funding for aircraft acquisition. Between 2001 and

2004, however, the distress of the airline industry discouraged many investors, making the financing of aircraft purchases more difficult. To mitigate the perceived increased risk of aviation investments, some lenders relied on insured, or ‘‘wrapped’’ debt issuances, in which principal and interest payments to senior tranches of debt are guaranteed by a policy provider. This feature reduces credit risk for an investor and preserves access to capital markets for an issuer but raises the cost of capital. The bank debt market is also highly cyclical, exhibiting significant competition and tight margins during up cycles and requiring Export Credit Agency support to participate in deals during downturns.

Historically, when financing options for airlines have become more restricted, manufacturers have frequently undertaken part of the financing burden themselves, in the form of residual value guarantees, equity contributions or subordinated loans. This financing support can accumulate on manufacturers’ balance sheets and could eventually impact their credit rating. Thus, as non-recourse funding options for airlines diminish, the roles of leasing companies and securitization vehicles become increasingly important. Without access to capital for aircraft acquisitions, airlines are turning to lessors as a preferred source of aircraft. Furthermore, rising interest rates will lead to higher aircraft financing costs, and lessors will seek ways to manage interest rate risk and increase rental rates commensurately. If interest rates were to rise significantly, financing costs could become onerous, and airline demand for new deliveries could decline.

    Leasing Trends And Outlook

Over the past 20 years, the world’s airlines have leased a growing proportion of their aircraft. ACAS reported that the proportion of the global aircraft fleet owned by operators has declined from 71% in 1990 to 54% in 2005, and the proportion of the global fleet under operating lease has increased from approximately 18% to 30% during this period. Operating leasing is likely to increase to about 40% of the global fleet over the next decade. The bank debt market and the capital markets will accommodate larger shares of deliveries during upturns, but operating leasing should remain consistent throughout the business cycle. Airlines are expected to continue to value the fleet flexibility, the shedding of residual value risk and the access to financing provided by operating leases.

The expansion of aircraft leasing has been accompanied by the growth of a wide range of financial institutions to serve the leasing market. The two largest leasing companies are GECAS and ILFC, which is owned by American International Group. GECAS and ILFC are substantially larger than their nearest counterparts, but there are several mid-size leasing companies that comprise the next tier of successful and well established competitors as well as many other smaller organizations, including public and private financial institutions, financing arms of manufacturers and public and private partnerships. Lessors are a significant source of new orders for aircraft manufacturers and are major providers of liquidity for used aircraft. Lessors provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions and, in many ways, they have become the risk managers for both airlines and manufacturers. Airclaims data from April 2006 indicates that the 20 largest lessors (by fleet value) collectively operate 4,995 aircraft with an estimated aggregate CMV of more than $111 billion.

Today, lessors are present in every region of the world. Although the majority of the leased fleet, including operating and financial leases, is placed with North American operators (40%), Latin America has the highest percentage of aircraft under operating or financial lease (61%), followed by Europe (56%), Asia/Pacific (46%), North America (44%) and Africa/Middle East (34%). Leasing penetration is higher for narrow-body aircraft (51%) than for wide-bodies (38%). The most popular aircraft among aircraft lessors is the 737 family with nearly 2,600 under lease, followed by the A320 family, with more than 1,600 under lease.

    Competitive Landscape

The field of aircraft lessors is led by GECAS and ILFC, who own or manage approximately 35% of the total number of leased aircraft, according to Airclaims data (April 2006). In addition to these two leaders, another 5-10 second-tier lessors each controls between 3% and 5% of the lessor market.

Top 20 Aircraft Lessors by Active Aircraft Fleet Value

Operating Lessor	Active Aircraft Owned/Managed	Estimated CMV (in million)
GECAS	1,663	$33,808
ILFC	858	31,706
RBS Aviation Capital	182	5,807
CIT Aerospace	198	4,947
Aviation Capital Group	206	4,214
Boeing Capital	294	3,822
AerCap	223	3,580
Babcock & Brown	150	3,238
GATX	170	3,183
Singapore Aircraft Leasing	79	3,152
Pegasus Aviation	228	3,103
AWAS	154	2,409
Pembroke	89	1,305
ORIX Aviation	61	1,279
Sumisho	43	1,246
ORIX Aircraft	31	1,124
Aircraft Leasing & Management	31	936
BAE Systems	267	897
Aircastle	30	777
Tombo Aviation	38	765
Total – Top 20	4,995	$111,296

Source: BACK Aviation, April 2006

GECAS and ILFC have placed nearly two thirds of current lessor orders according to ACAS (April 2006). However, they differ in their acquisition strategies. While GECAS’s orders are mostly for narrow-body aircraft, including nearly 100 737s and 60 A320-family aircraft, ILFC has placed several orders for the new models of Boeing and Airbus wide-body aircraft, including orders for 10 A380s, 20 787s and 16 A350s.

Source: ACAS, April 2006 and Airclaims, April 2006

    Aircraft Lease Rates

Aircraft operating lease rates can be viewed as a market-clearing mechanism in that they reflect current supply and demand. Lease rental rates are influenced by the type of lease (e.g., financial or operating), interest rates, tax considerations, lease terms, value of the aircraft at lease inception, the forecasted residual value of the aircraft at lease termination and the credit quality of the lessee. During the downturn of 2002 and 2003, lessors often entered into short-term leases at reduced rates in order to keep their aircraft in service. Now that global passenger traffic is recovering and short-term leases are expiring, lease rates are increasing substantially, and lessors are able to realize rentals close to pre-September 11 levels on certain aircraft types, specifically the desirable liquid aircraft such as the newer Airbus A320 and Boeing 737NG family aircraft. These aircraft are highly favored by LCCs, current supply is limited and there is some concern that manufacturers will be unable to satisfy demand in the near term.

Current demand for larger aircraft types, such as the 767-300ER and A330, is exceptionally strong and cannot be met by current aircraft availability. These aircraft types are less liquid and, while they may generate very high returns in coming years due to supply shortages, they may face increased risk of low lease rates and residual value performance during the next market downturn.

Lease rates of older aircraft approaching obsolescence appear to have suffered a more permanent reduction since September 11. In general, older generation aircraft have not recovered much of their value and are becoming increasingly difficult to place. The attraction of the latest generation of narrow-body transports is due in part to the superior operating economics, particularly in light of the current high fuel costs.

In a steady market, rates for a particular aircraft generally hold steady for a long period, then fall over time. Once replacement technology for an aircraft type is established in the market, that aircraft’s lease rates tend to decline quickly and permanently. As discussed above, lease rates are also particularly responsive to interest rates, and the very significant drop in both short- and long-term rates from 2002 to 2004 contributed to the lower lease rates. Thus, some of the recovery in lease rates over the last year was partly caused by the increasing cost of capital, although the improving market and an increase in demand were the major factors.

Lease rate factors (the relationship or ratio between lease rates and aircraft market values) tend to rise as aircraft age, partly due to the increased risk associated with older aircraft. In the case of older aircraft, which tend to be operated by less credit-worthy airlines, the primary concern for the owner/investor is with the aircraft achieving its expected residual value performance. Moreover, lease rental volatility tends to be greater for older aircraft, which exhibit a wider percentage range in lease rates from cycle peak to cycle trough.

Reductions in supply for many aircraft types led to an increase in lease rental rates and, in certain cases, aircraft values. Historically, increasing demand for a particular aircraft and resulting higher lease rates has correlated strongly with increased market value. Trading values normally lag lease rate movement, and it is expected that some aircraft will see a limited increase in value over the coming months.

Source: SH&E

    Used Aircraft Values

The health of the airline industry during the late 1990s supported a general strengthening of the prevailing prices for used aircraft. Many banks and financial institutions were attracted to the aircraft financing sector and began to compete aggressively for available transactions. As a result, prices for used aircraft remained relatively strong. During 2001-2004, on the other hand, following a sharp drop in airline demand for aircraft capacity many surplus aircraft were parked, deliveries were deferred and many aircraft financiers suffered substantial losses. As a result, many banks exited the market altogether and capital market deals came to a halt. The financial weakness of the industry from 2002 to 2004 has had a significant impact on both aircraft trading prices and longer-term values. The concurrent slide in aircraft values, particularly for older and mid-life aircraft types, exacerbated the situation and trading activity slowed dramatically.

The elimination of older aircraft types became a priority for the major carriers during the industry-wide capacity reduction following September 11, 2001 and the Middle East conflict. During 2002, more than 250 aircraft were permanently retired from global passenger service. Between 2003 and 2005, SH&E estimates that more than 1,000 additional aircraft were permanently removed from passenger service globally, either through retirement or freighter conversion. Most of these aircraft are of pre-1982 vintage although some that were manufactured as late as 1987 and 1988 have recently been retired and have been dismantled for spare parts.

Following the rapid decline in values for most aircraft types during 2001-04, used trading prices for most aircraft types stabilized in 2005, and are generally remaining flat in 2006. Values for popular new vintage A320s and 737NGs are on the rise, and will likely continue to exhibit marginal firming over the next several years. Meanwhile, values for aircraft such as the 737 classics, 757 and 767-300ER have stabilized, and are expected to remain relatively level before depreciating further once the current supply shortage abates.

BUSINESS

We are a newly organized company formed to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We intend to leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy.

We will acquire our initial portfolio of 41 commercial jet aircraft from affiliates of GE with the net proceeds of this offering, a concurrent private placement of shares to GE and an $810 million aircraft lease securitization. The aircraft in our Initial Portfolio are modern, operationally efficient passenger and cargo jet aircraft that have long expected remaining useful lives. As of September 30, 2006, the weighted average age of our aircraft was 5.5 years, and the weighted average remaining lease term on our aircraft was 5.9 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs, and 38 of the 41 leases in our Initial Portfolio are subject to fixed rental rates. We believe the terms of our leases will provide us with a stable source of revenues and cash flows.

We believe we can capitalize on the overall size and growth of the global aircraft market by acquiring and leasing additional aircraft and other aviation assets to increase our revenues, earnings and cash flows. Between 1990 and 2005, global passenger traffic, measured in revenue passenger miles, increased by 115%, or an average of 5.2% per year, and Boeing forecasts 4.9% average annual revenue per passenger mile growth from 2006 through 2025. The current fleet of operating commercial jet aircraft consists of more than 17,000 aircraft, and the fleet is expected to increase by an average of 2.9% per year through 2023 as a result of continued growth in passenger and cargo traffic, particularly in emerging markets. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. The proportion of the global fleet under operating lease has increased from approximately 18% in 1990 to 30% in 2005. We believe these industry trends provide a large and growing available pool of aircraft and other aviation assets to acquire and lease in the future.

Pursuant to long-term agreements, GECAS will provide us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing rights against lessees. We will pay GECAS a base servicing fee, additional fees based on rental amounts due and paid under our leases, and sales fees for assisting in aircraft dispositions.

Our arrangements with GECAS will enable our management team to focus primarily on pursuing acquisitions of additional aircraft and other aviation assets. Our founding management has substantial expertise in the acquisition, leasing, financing, technical management and sale of aircraft. To complement our management’s sourcing efforts, we have entered into a business opportunities agreement with GECAS, which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS.

GECAS is an affiliate of GE, and is one of the world’s leading servicers of commercial aircraft. GECAS currently manages a portfolio that includes more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners. It has more than 220 passenger and cargo airline customers in over 70 countries and more than 80 employees dedicated to the marketing and technical management of leased aircraft. We will have a global reach through GECAS’s 23 worldwide offices and will benefit from GECAS’s extensive industry knowledge and contacts to manage our portfolio and to source aircraft acquisitions. We believe GECAS’s broad industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, as well as its involvement in the market for aircraft acquisitions and dispositions, will enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.

Our Competitive Strengths

We believe the following competitive strengths will enable us to capitalize on growth opportunities in the leasing industry:

•	Contracted revenues from a diversified lease portfolio. Our Initial Portfolio consists of 41 commercial jet aircraft that are leased on a long-term, primarily fixed rate basis to a wide range of geographically diverse lessees. The aircraft in our Initial Portfolio are leased to 30 lessees in 17 countries, with scheduled lease maturities ranging from 2008 to 2017 and a weighted average remaining lease term of 5.9 years. No single lessee is expected to contribute more than 10% of our annual lease revenue in 2007, and no more than five leases are scheduled to expire in any year until 2011. We believe these qualities will contribute to the stability of our revenues.

•	Young, versatile aircraft fleet. The weighted average age of the aircraft in our Initial Portfolio is 5.5 years as of September 30, 2006, and only 1.6% of the passenger aircraft were more than ten years old. Our Initial Portfolio consists of an array of asset types but is concentrated on modern, narrow-body aircraft that have a wide operator base. We believe these aircraft, and the additional aircraft we will seek to acquire, will be versatile assets with long useful lives that can be deployed worldwide. In addition, we expect that many of these aircraft have the potential to be converted into freighter aircraft, which would further extend their useful lives.

•	Access to market opportunities through ongoing relationships with GECAS. We believe we will benefit directly from GECAS’s global aircraft leasing network and capabilities through our servicing agreements. We also expect that, pursuant to the business opportunities agreement, GECAS will provide us with access to market opportunities to purchase aircraft from sources that it encounters in the course of its global operations as well as certain aircraft directly from GECAS’s own fleet.

•	Experienced management and efficient platform. Our management has extensive experience in the aviation industry. Our chief executive officer, John McMahon, has 20 years of experience in the aviation industry. Previously, Mr. McMahon was a founding member and Managing Director of debis AirFinance (now AerCap) and was instrumental in developing it from a start-up into a global aircraft lessor with a portfolio of 220 aircraft operating with more than 80 airlines in over 40 countries. We believe our management’s extensive relationships in the aviation industry, together with our operating arrangements with GECAS, provide us with an efficient platform from which to make accretive aircraft acquisitions and manage additional aircraft with limited incremental overhead cost.

Our Growth Strategies

We intend to grow our lease portfolio and increase distributable cash flow per share by focusing on the following strategies:

•	Capitalize on the growth in aircraft leasing by acquiring additional aircraft. We intend to acquire additional aircraft that are accretive to cash flow, while maintaining desirable portfolio characteristics in terms of fleet age, lease term and geographic concentration. We will focus primarily on acquiring high-utility commercial jet aircraft that have long useful lives and large operator bases, such as the Boeing 737 and the Airbus A320. We believe these aircraft will continue to experience strong demand as the number of low-cost carriers and passenger traffic in emerging markets continue to increase. From time to time we also intend to evaluate different aircraft asset types or lease structures that maximize returns and distributable cash flow to shareholders.

•	Outsource servicing functions to GECAS so that management can focus on aircraft acquisitions. We intend to leverage GECAS’s global service platform to manage our portfolio. We believe that lease servicing and remarketing is a highly technical business that benefits from a worldwide presence, well developed infrastructure and a broad network of strong customer relationships. We believe this strategy will enable management to focus on pursuing accretive acquisitions, including any presented to us by GECAS.

•	Efficiently raise capital to execute our growth strategy. We believe our capital structure is efficient and provides flexibility to pursue acquisitions and capitalize on market opportunities as they arise. We have a commitment for a $1 billion credit facility to fund acquisitions of additional aircraft. We also expect to fund our growth through additional debt and equity offerings.

Our Initial Aircraft Portfolio

Our Initial Portfolio will consist of 41 aircraft on lease to 30 airlines located in 17 countries. Most of the leases in our Initial Portfolio are subject to fixed rental rates and, as of September 30, 2006, the weighted average remaining lease term on those aircraft was 5.9 years. Our Initial Portfolio includes 34 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100 and A320-200), four cargo aircraft (Boeing 747-400SF and 767-200SF), two regional jets (ERJ-170ST) and one wide-body passenger aircraft (Airbus A330-200). These aircraft are typically compliant with noise (Stage 3) and other environmental standards, relatively fuel efficient and technologically advanced. The following table presents the aircraft in our Initial Portfolio:

Our Initial Portfolio
Lessee	Equipment Type	Airframe Type	Engine Type(1)	Build Date	Percent
Ajet(2)	737-800	Narrow-body	CFM56-7B26	March 2001	2.4%
ABX Air	767-200PC	Cargo(3)	CF6-80A	November 1984	1.1%
ABX Air	767-200PC	Cargo(4)	CF6-80A	February 1985	1.0%
Air Baltic	737-500	Narrow-body	CFM56-3C1	October 1991	0.7%
Air Canada	A319-100	Narrow-body	CFM56-5B6/P	March 2003	2.2%
Air China Cargo	747-400SF	Cargo(5)	PW4056-3	January 1991	4.5%
Air China Cargo	747-400SF	Cargo(6)	PW4056-3	August 1991	4.4%
Air Europa	737-800	Narrow-body	CFM56-7B26	November 2005	3.2%
Aloha	737-700	Narrow-body	CFM56-7B26	September 1999	1.8%
American	737-800	Narrow-body	CFM56-7B26	September 2001	2.4%
American	737-800	Narrow-body	CFM56-7B27	September 2001	2.4%
China Southern	737-800	Narrow-body	CFM56-7B26	November 2005	3.2%
China Southern	737-800	Narrow-body	CFM56-7B26	September 2005	3.0%
El Al	737-800	Narrow-body	CFM56-7B26	February 1999	2.0%
EVA Airways	A330-200	Wide-body	CF6-80E1A3	February 2005	6.8%
Futura	737-800	Narrow-body	CFM56-7B26	May 2000	2.3%
Futura(7)	737-800	Narrow-body	CFM56-7B27	June 2000	2.3%
Garuda	737-400	Narrow-body	CFM56-3C1	July 1998	1.2%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	3.4%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	3.4%
Iberworld(8)	A320-200	Narrow-body	CFM56-5B4/P	March 2002	2.5%
KTHY	737-800	Narrow-body	CFM56-7B26	May 2001	2.4%
Lion Air	737-400	Narrow-body	CFM56-3C1	January 1991	0.9%
LOT	ERJ170-100	Regional Jet	CF34-8E5	February 2004	1.5%
LOT	ERJ170-100	Regional Jet	CF34-8E5	April 2004	1.5%
LTU	A320-200	Narrow-body	CFM56-5B4/P	February 2001	2.3%
MyTravel(9)	A320-200	Narrow-body	CFM56-5B4/P	February 2003	2.7%
MyTravel(10)	A320-200	Narrow-body	CFM56-5B4/P	January 2003	2.7%
Pegasus	737-800	Narrow-body	CFM56-7B26	April 2001	2.3%
PAL	A320-200	Narrow-body	CFM56-5B4/P	December 1998	1.9%
Sichuan Airlines	A320-200	Narrow-body	V2527E-A5	May 2001	2.3%
Skymark	737-800	Narrow-body	CFM56-7B26	December 2005	3.2%
TAM	A320-200	Narrow-body	V2527-A5	September 2001	2.1%
Travel Service(11)	737-800	Narrow-body	CFM56-7B26	April 2000	2.2%
Travel Service	737-800	Narrow-body	CFM56-7B26	June 2001	2.4%
United	A320-200	Narrow-body	V2527-A5	September 2001	2.3%
United	A320-200	Narrow-body	V2527-A5	October 2001	2.3%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.6%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.7%
USA 3000(12)	A320-200	Narrow-body	CFM56-5B4/P	August 2002	2.5%
Vueling	A320-200	Narrow-body	CFM56-5B4/P	February 2005	3.1%
Total					100%

(1)	Engine manufacturer key:

CFM	CFM International
CF34/CF6	General Electric
V	International Aero Engines
PW	Pratt & Whitney

(2)	Ajet has announced its intent to cease flight operations in early 2007. The Boeing 737-800 on lease to Ajet is currently on sublease and is being actively remarketed in anticipation of an early lease termination. See ‘‘—Our Leases—Lease Management and Remarketing.’’

(3)	Converted to cargo in December 2000. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(4)	Converted to cargo in March 2001. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(5)	Converted to cargo in June 2006.

(6)	Converted to cargo in September 2006.

(7)	Aircraft will be subleased to Ryan International Airlines.

(8)	Aircraft is currently subleased to Go Airlines (India) and reregistered in India during the sublease term.

(9)	Aircraft is currently subleased to an affiliate of MyTravel Airways and reregistered in Denmark during the sublease term.

(10)	Aircraft is currently subleased to Skyservice and reregistered in Canada during the sublease term.

(11)	Aircraft is currently wet leased to Malaysian Airline System.

(12)	Aircraft is currently subleased to StarXL German Airlines and reregistered in Germany during the sublease term.

Our Initial Portfolio consists of high-utility commercial jet aircraft that were manufactured between 1984 and 2006. As of September 30, 2006, the weighted average age of these aircraft was 5.5 years (4.1 years excluding cargo aircraft). We believe the high utility and young age of these aircraft ensure a long remaining useful life and increase our ability to redeploy aircraft at attractive lease rates. The following table presents the composition of the portfolio based on age, as of September 30, 2006:

Aircraft Age	Number	Percent
Passenger
0 to 5 years	16	47.1%
5 to 10 years	19	40.4%
10 to 15 years	1	0.7%
15+ years	1	0.9%
Cargo(1)	4	11.0%
Total	41	100%

(1)	The cargo aircraft were converted from passenger configuration in December 2000, March 2001, June 2006 and September 2006.

The following table presents the years in which the aircraft in our Initial Portfolio were manufactured:

(1)	The four cargo aircraft in our Initial Portfolio were manufactured in 1984, 1985 and 1991 (2 aircraft) and converted in 2000, 2001 and 2006 (2 aircraft), respectively.

Our Initial Portfolio contains 10 different types of airframes, including a variety of narrow-body, wide-body, and cargo airframe configurations. Boeing aircraft account for 58% of the portfolio, Airbus aircraft account for 39% of the portfolio and Embraer regional jets account for the remaining 3% of the portfolio.

Of the 10 different aircraft types contained in our Initial Portfolio, six are passenger narrow-body, one is passenger wide-body, one is regional passenger jet, and two are cargo wide-body. Although the Boeing 767-200PC is classified as a cargo widebody frame, aircraft of this type do not have main deck cargo doors installed because they were converted for use by the current lessee as package carriers. The initial leases of these aircraft provide that if the lessee installs main deck cargo doors on these aircraft, the lessor will contribute an amount equivalent to $1,240,000 (as of September 30, 2006) per aircraft, which reflects a portion of the rent designated for this purpose. Although the lessee may not install such doors, GE will transfer to us the amounts of rent so designated as of the closing of this offering, and we will be obligated to make the applicable required payments (including in respect of the applicable portion of the rent) to the lessee if it installs such a cargo door on either of these aircraft. Approximately 79% of the aircraft in our Initial Portfolio are members of the narrow-body Airbus A320 and Boeing 737 families, both of which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are used on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier to lease and market than wide-body jets or other specialized types of aircraft. The table below presents the composition of our Initial Portfolio based on airframe type:

Airframe Type	Number	Percent
Passenger narrow-body
737-800	16	42.4%
A320-200	11	26.7%
A319-100	3	5.5%
737-400	2	2.1%
737-700	1	1.8%
737-500	1	0.7%
Total narrow-body	34	79.3%
Passenger wide-body
A330-200	1	6.8%
Total wide-body	1	6.8%
Regional passenger
ERJ-170-100	2	2.9%
Total regional jet	2	2.9%
Cargo wide-body
747-400SF	2	8.9%
767-200PC(1)	2	2.1%
Total cargo	4	11.0%
Total	41	100%

(1)	These aircraft do not have main deck cargo doors installed as the current lessee’s operations as a package carrier do not require such doors.

The lessees of the aircraft in our Initial Portfolio are dispersed across 17 countries. Approximately 36% of the portfolio is leased to European carriers, 35% to Asian carriers, and 18% to North American carriers. Aircraft based in the United States, China, and Spain comprise 15.8%, 20.7%, and 13.4% of the portfolio, respectively. In addition, 58% of the aircraft in our Initial Portfolio are based in emerging economies, such as China, Turkey, Brazil and Latvia. The remaining 42% of the portfolio is based in developed nations. The table below presents the composition of the portfolio based on the geographic location of our lessees:

Geographic Profile	Number	Percent
Europe	16	36.4%
Asia/Pacific	12	34.6%
United States and Canada	9	18.0%
Central and South America and Mexico	3	8.9%
Middle East	1	2.0%
Total	41	100%

Our Leases

    Lease Terms

All of the aircraft in our Initial Portfolio are subject to operating leases. Our lease maturities range from 2008 to 2017. As of September 30, 2006, the average remaining lease term of our Initial Portfolio was 5.9 years. The following table presents the scheduled lease maturity of the aircraft in our Initial Portfolio:

(1)	Assumes no lease extensions or early terminations

(2)	Includes a Boeing 737-800 with respect to which a letter of intent has been executed to extend the lease to 2014 and a Boeing 737-800 that is currently being actively remarketed in anticipation of an early lease termination. See ‘‘ — Lease Management and Remarketing.’’

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have purchase options, termination rights or extension rights. Most lease rentals are payable monthly in advance, but some lease rentals are payable quarterly, in arrears or on an individually negotiated schedule. Of our leases, 38 have fixed rental rates and three have floating rental rates based on six-month LIBOR. Twenty-two of our leases also currently require the lessees to pay additional rent amounts, monthly or annually in arrears, based on usage. All leases are on a ‘‘net’’ basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.

Most of our leases generally provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction on account of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes, although there are some exceptions to this obligation, including withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be reimbursed under applicable law. Furthermore, lessees may fail to reimburse us even when obligated under the lease to do so. Our leases also require lessees to indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value added tax and stamp duties.

The cost of an aircraft typically is not fully recovered over the term of the initial lease. We therefore retain the benefit and assume the risk of the rent at which we can re-lease the aircraft upon expiration or early termination of the lease and of the ultimate residual value. Operating leases allow airlines greater fleet and financial flexibility than outright ownership because of the relatively shorter-term nature of operating leases, the relatively small initial capital outlay necessary to obtain use of the aircraft and the significant reduction in aircraft residual value risk.

Purchase Options.    Four of the leases in our Initial Portfolio provide the lessee with an option to purchase the aircraft during or at the end of the lease term. Two of these leases, each with the same lessee, provide that the lessee has a fixed price option to purchase the aircraft two years prior to the lease expiration dates in September and December 2014, respectively, and a continuous option to purchase the aircraft upon the occurrence of certain tax indemnity events at a price equal to the greater of the then-stipulated loss value or appraised fair market value. The other two leases, also with a common lessee, provide that the lessee has an option to purchase the aircraft in August 2011 at the greater of a fixed price or the appraised fair market value.

Extension Options.    Nine of our leases give the lessee an option to extend the term of the lease. Seven of the nine extension options become effective more than four years from the completion of this offering, and of those, five extend the lease by no more than two years. Two extensions could become effective approximately 18 months from the completion of this offering. One of those requires nine months’ notice and permits the extension of the lease at the same rental amount for up to two years until a maintenance check completion. The other requires 15 months’ notice and permits extension of the lease for two years at a reduction from the current rental rate of less than 3%. The rental amounts during the extension period for the other seven aircraft are: (1) the same as during the base term (three aircraft), (2) appraised fair market rent (two aircraft) and (3) a fixed lower amount that is (a) approximately 15% less than the base term rental if the lessee has installed a cargo door on the aircraft by the base term expiration and (b) approximately 45% less than the base term rental if the lessee has not installed a cargo door by the base term expiration (two aircraft). In addition, one of the leases provides us with an extension option, but the lessee is entitled to buy out our extension option.

Early Termination Rights.    Ten of the leases in the Initial Portfolio provide the lessees with early termination rights. Two of these leases permit early termination of the lease four or more years after the completion of the offering and no more than 13 months before their scheduled expiration. In another five leases, early termination triggers substantial financial penalties to the lessees and may trigger similar penalties in another two leases. We believe these penalties reduce the potential that the lessees will terminate early. The remaining lease permits early termination at any time after January 2009 upon nine months’ notice and the payment of approximately one month’s rent as termination compensation. Five of the ten leases require the lessees to provide us with advance notice of early termination that ranges from nine to 18 months, which we believe will provide us with sufficient time to remarket or otherwise dispose of the aircraft. The remaining two leases with shorter notice periods permit early termination for obsolescence on 90 days notice’ at any time, but unless we elect otherwise, the affected aircraft will be sold and the lessee is obligated to pay an amount by which the net sales proceeds are less than the then-applicable agreed value. The remaining three leases do not have a specified notice period but can be terminated early only upon the lessee’s inability to obtain and maintain necessary governmental approvals and only upon payment of termination compensation equal to the lesser of two years’ rent or the rent remaining payable under the lease.

Operating Costs and Expenses.    The lessee is liable through various operational indemnities for operating costs and expenses accrued or payable during the term of the relevant lease, which would normally include costs and expenses associated with the maintenance and operation of the aircraft, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and hull all risk and public liability insurance programs.

Security Deposits and Letters of Credit.    Thirty-five of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

Maintenance Obligations.    Under our leases, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we sometimes agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our Initial Portfolio includes 22 leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing.

Under the remaining 19 leases in our Initial Portfolio we are not obligated to make any maintenance contributions. However, most of these 19 leases provide for a lease-end adjustment payment by the lessee or us at the end of the lease based on the usage of the aircraft during the lease and its condition upon return.

Compliance with Laws.    The lessee is responsible for compliance with all applicable laws and regulations with respect to the aircraft. We generally require our lessees to comply with the standards of either the U.S. Federal Aviation Administration or its non-U.S. equivalent. We often require a deposit as security for the lessee’s performance of obligations under the lease and the condition of the aircraft upon return. In addition, the leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee and specific provisions regarding the return condition of the aircraft. Except at the commencement of the term of a lease of a used aircraft, the lessee generally is required to continue to make lease payments during any period in which the aircraft is not in operation due to maintenance or grounding.

General.    Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or ‘‘wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. One of the aircraft is currently subject to a wet lease. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. We are aware that five of the aircraft are currently subject to subleases, and we have consented to a sublease of an additional aircraft. Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to pooling arrangements (temporary borrowing of equipment), without the lessor’s consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases in U.S. dollars. The terms of the securitization will permit Genesis Funding to have up to 5% of its leases denominated in euros. All of our leases are currently payable in U.S. dollars.

Lease Restructurings.    During the term of a lease, a lessee’s business circumstances may change to the point where it is economically sensible for us to consider restructuring the terms of the lease. Restructurings may involve the voluntary termination of leases prior to contracted lease expiration, the arrangement of subleases from the primary lessee to another airline, the rescheduling of lease payments, the forgiveness and/or reduction of lease obligations and the extension of the lease terms.

Aircraft Repossessions.    If a restructuring is not possible, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanic’s, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.

Lease Management and Remarketing

We will outsource our lease management and aircraft remarketing activities to GECAS, enabling our senior management to focus primarily on sourcing and executing aircraft acquisitions. Pursuant to our servicing agreements with GECAS, GECAS will provide us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. See ‘‘Servicing Agreements.’’

GECAS is one of the world’s leading servicers of commercial aircraft and currently manages a portfolio that includes more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners. GECAS has more than 220 passenger and cargo airline customers in over 70 countries and more than 80 employees dedicated to the marketing and technical management of leased aircraft. We will have a global reach through GECAS’s 23 worldwide offices and will benefit from GECAS’s extensive industry knowledge and contacts to manage our portfolio and to source aircraft acquisitions. We believe GECAS’s broad industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, as well as its involvement in the market for aircraft acquisitions and dispositions, will enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when their leases expire.

From time to time, we may decide to dispose of our leased aircraft at or before the expiration of their leases. As with acquisitions, our primary objective of growing our distributable cash flow while maintaining desired portfolio characteristics will guide our analysis of aircraft disposition opportunities. Although our management will decide whether or not to make any such dispositions, dispositions will be executed on our behalf by GECAS pursuant to our servicing agreements.

Currently we have a lease for a Boeing 737-800 aircraft with Ajet which is scheduled to expire in 2008. Ajet has announced an intention to cease flight operations in early 2007 and is in default under the lease, and, as a result, we expect GECAS to terminate the lease. The aircraft is being operated under a sublease which expires in May 2007. The sublessee is currently paying rent directly to GECAS. GECAS is in negotiations with such sublessee to turn the sublease into a direct lease for a term at least equal to the existing sublease term, and is also currently remarketing the aircraft for lease beginning after May 2007.

Our Lessees

The following table presents information about the lessees in our Initial Portfolio, including their ownership and the other aircraft that they operate:

Lessee	Domicile	Formed	Service Type	Lessee Ownership*	In Service Fleet	No.	On Firm Order	No.
Ajet Aviation	Cyprus	1999	Scheduled &	Libra Holidays	Boeing 737 (NG)	2		0
			Charter Passenger	Group (100%)		2
ABX Air	USA	1979	Scheduled Cargo	Publicly Listed	Boeing 767-200F	32		0
				(100%)	DC-8-60F	8
					DC-9-30/40F	55
						95
Air Baltic	Latvia	1995	Scheduled	Latvian	Boeing 737-500	7		0
			Passenger	Government	Fokker 50	8
				(52.6%), SAS		15
				(47.2%) &
				Transaero (0.2%)
Air Canada	Canada	1937	Scheduled	ACE Aviation	Airbus A319	45	Airbus A340-600	3
			Passenger	Holdings (100%)	Airbus A320	46	Boeing 777	19
			& Cargo		Airbus A321	10	Boeing 787	14
					Airbus A330-300	8	Embraer ERJ 190	31
					Airbus A340-300	10		67
					A340-500	2
					Boeing MD-11F	3
					Boeing 767-200/300	45
					Embraer ERJ – 175	15
					Embraer ERJ – 190	14
						198
Air China	PR China	2003	Scheduled Cargo	Air China (51%),	Boeing 747-200F	4	Tu-204-120F	3
Cargo				CITIC Pacific	Boeing 747-400F	4		3
				(25%) & Beijing		8
				Capital (24%)
Air Europa	Spain	1986	Scheduled &	Globalia	Airbus A330-200	3	Airbus A330-200	1
			Charter	Corporacion	Boeing 737-800	30	Airbus A350	10
			Passenger	Empresarial	Boeing 767-300ER	3	Boeing 737-800	34
				(100%)		36		45
Aloha Airlines	USA	1946	Scheduled	Aloha Airgroup	Boeing 737-200	14		0
			Passenger	Inc. (100%)	Boeing 737-700	8
			& Cargo			22
American	USA	1934	Scheduled	AMR Corp.	Airbus A300-600R	34	Boeing 737-800	47
Airlines			Passenger	(publicly	Boeing MD-80	305	Boeing 777-200 ER	7
				traded with	Boeing 737-800	77		54
				approximately	Boeing 757-200	143
				82,000	Boeing 767-200/300	74
				stockholders)	Boeing 777-200 ER	47
				(100%)		680
China Southern	PR China	1991	Scheduled	China Southern	Airbus A300	6	Airbus A319	20
Airlines			Passenger	Air Holding	Airbus A319	23	Airbus A320	19
			& Cargo	(50.3%), Private	Airbus A320	45	Airbus A321	30
				Hong Kong and	Airbus A321	15	Airbus A330	10
				H shareholders	Airbus A330	2	Airbus A380	5
				(26.8%) & Private	ATR 72	5	Boeing 737 (NG)	33
				A shareholders	MD-80	12	Boeing 787	10
				(22.9%)	MD-90	13		127
					Boeing 737 (CFMI)	28
					Boeing 737 (NG)	47
					Boeing 747	2
					Boeing 757	28
					Boeing 777	10
					ERJ-145	6
						242

El Al	Israel	1948	Scheduled	Knafaim-Arkia	Boeing 737 (NG)	7	Boeing 777-200ER	2
			Passenger	(40%), government	Boeing 747-200/400	7		2
				owned (20%),	Boeing 757-200	4

Lessee	Domicile	Formed	Service Type	Lessee Ownership*	In Service Fleet	No.	On Firm Order	No.
				private investors	Boeing 767-200/300	9
				(30%) & employees	Boeing 777-200ER	4
				(10%)		31

EVA Airways	Taiwan	1989	Scheduled	Evergreen	Airbus A330-200	11	Boeing 777-200LR	2
			Passenger	International	Boeing MD-11F	11	Boeing 777-300ER	10
			& Cargo	Corp., Evergreen	Boeing MD-90	4		12
				Marine Corp. &	Boeing 747-400	18
				employees (100%)	Boeing 777-300ER	3
						47
Futura	Spain	1989	Charter	Corpfin Capital	Boeing 737-300/400	9		0
International			Passenger	Group (65%) &	Boeing 737-800	10
Airways				Aer Lingus (20%)		19

Garuda	Indonesia	1949	Scheduled	Government	Airbus A330-300	6	Airbus A330	3
Indonesia			Passenger	owned (100%)	Boeing 737 (CFMI)	35	Boeing 737 (NG)	18
					Boeing 737 (NG)	2	Boeing 777	6
					Boeing 747-400	3		27
						46

GOL	Brazil	2000	Scheduled	Aeropar	Boeing 737 (CFMI)	14	Boeing 737 (NG)	61
Transportes			Passenger	Participacōes S.A.	Boeing 737 (NG)	40		61
Aéreos				(77%), Venture (17.6%) & American International Group (through BSSF Air Holdings LLC) (5.4%)		54

Iberworld	Spain	1998	Charter	Grupo Iberostar	Airbus A320	5	Airbus A330	1
Airlines			Passenger	(100%)	Airbus A330	3		1
						8

Kibris Turk	Northern	1974	Scheduled &	Government of	Airbus A321	3
Hava Yollari	Cyprus		Charter	Northern Cyprus	Boeing 737 (NG)	3
			Passenger	(50%) & Turkish		6
				Republic Ministry of Privatization (50%)

Lion Mentari	Indonesia	2000	Scheduled	Unspecified	Boeing MD-80	8	Boeing 737-900ER	60
Airlines			Passenger	investors (51%) &	Boeing MD-90	4		60
				Rusdi Kirana	Boeing 737 (CFMI)	10
				(49%)		22

LOT Polish	Poland	1929	Scheduled &	Government of	Boeing 737 (CFMI)	9	Boeing 787	7
Airlines			Charter	Poland (68%),	Boeing 767	7		7
			Passenger	RJ Graaf	Embraer ERJ 170	10
				Schimmelpennick	Embraer ERJ 175	4
				(25.1%) &	Embraer ERJ 145	11
				employees (6.9%)		41

LTU	Germany	1955	Scheduled &	DBA (49.9%),	Airbus A320	10	Airbus A330	1
			Charter	Rewe (40%) &	Airbus A321	4		1
			Passenger	CKA (10.1%)	Airbus A330	11
						25

MyTravel	UK	1990	Charter	MyTravel Group	Airbus A320	11		0
Airways			Passenger	(100%)	Airbus A321	3
					Airbus A330	4
					Boeing 757-200	1
					Boeing 767-300ER	2
					Boeing 737 (NG)	1
						22

Lessee	Domicile	Formed	Service Type	Lessee Ownership*	In Service Fleet	No.	On Firm Order	No.
Pegasus Hava	Turkey	1990	Scheduled &	Esas Holding	Boeing 737 (CFMI)	2	Boeing 737 (NG)	6
Tasimaciligi			Charter	(100%)	Boeing 737 (NG)	12		6
			Passenger			14
Philippine	Philippines	1941	Scheduled	LT Group	Airbus A319	1	Airbus A319	1
Airlines			Passenger	(53.7%),	Airbus A320	9	Airbus A320	11
				Unspecified	Airbus A320	8	Boeing 747-400	4
				investors (39.3%),	Airbus A340-300	4		16
				Philippine	Boeing 737 (CFMI)	4
				Government,	Boeing 747-400	5
				(4.3%),		31
				employees
				(2.7%)

Sichuan	PR China	1986	Scheduled	Sichuan Airlines	Airbus A319	6	Airbus A319	2
Airlines			Passenger	Group (40%),	Airbus A320	12	Airbus A320	6
				China Southern	Airbus A321	5	Airbus A321	4
				(39%), Shandong	Embraer ERJ 145	5		12
				Airlines (10%), Shanghai Airlines (10%) & Chengdu Gingko (1%)		28

Skymark	Japan	1997	Scheduled	Shinichi Nishikuso	Boeing 737 (NG)	3	Boeing 737 (NG)	8
Airlines			Passenger	(35.47%) & HIS	Boeing 767-300	6		8
				(27.62%)		9

TAM Linhas Aéreas S.A.	Brazil	1986	Scheduled Passenger	Amaro Family (69%), Bank Garantia Funds (22%) &	A319 A320 A330-200 Fokker 100	13 45 9 18	A319 A320 A321 A350-900	2 20 4 10
				unspecified investors (7%)		85		36

Travel	Czech	1997	Charter	Lerox and	Boeing 737 (CFMI)	1		0
Service	Republic		Passenger	Unimex Groups	Boeing 737 (NG)	5
				(100%)		6

United Airlines	USA	1931	Scheduled	UAL Corp.	Airbus A319	55	Airbus A319	23
			Passenger	(publicly traded)	Airbus A320	41	Airbus A320	19
				(100%)	Boeing 737 (CFMI)	94		42
					Boeing 747-400	30
					Boeing 757-200	97
					Boeing 767-300ER	35
					Boeing 777-200	52
						404

United Eagle	PR China	2004	Scheduled	Guangdong	Airbus A319	3		0
Airlines			Passenger	Yinglian	Airbus A320	1
				Investments Co.		4
				and others (100%)

USA 3000	USA	2001	Charter	Apple Vacations	Airbus A320	10	Airbus A320	1
			Passenger	(100%)		10		1

Vueling	Spain	2004	Scheduled	Apax Partners	Airbus A320	14	Airbus A320	7
Airlines			Passenger	(40%), Inversiones Hemisferio (30%), Equipo Gestor (23%) & Dave Barger (7%)		14		7

Source: Ascend CASE database, September 30 2006

* Ownership based on latest known published information.

Our Acquisition Strategy

We intend to pursue acquisitions of additional aircraft and other aviation assets through our relationships with aircraft operators, manufacturers, financial institutions, private investors and third-party lessors and through our business opportunities agreement with GECAS. We may acquire aircraft for lease directly from manufacturers, in the secondary market or pursuant to sale-leaseback transactions with aircraft operators.

Our management has extensive experience in the aircraft leasing industry and maintains strong relationships with a wide variety of market participants throughout the world. Each potential acquisition will be evaluated to determine if it supports our primary objective of growing our distributable cash flow while maintaining desired portfolio characteristics. We expect that key considerations in our decision to purchase an aircraft will include its price, market value, specification/configuration, condition and maintenance history, operating efficiency, lease terms, financial condition and creditworthiness of the lessee, jurisdiction, industry trends, and the potential for future redeployment and conversion into freighter configuration. We believe that careful analysis of these factors will enable us to maintain a diversified portfolio that maximizes our returns and minimizes our risk profile.

Our aim is to maintain a diversified portfolio of aircraft that can be deployed worldwide across a large operator base. We will seek to acquire aircraft that are both accretive to our distributable cash flow per share and enable us to maintain a portfolio of high-utility aircraft with long remaining useful lives and a diverse lessee base. We will focus on aircraft acquisitions that are expected to yield attractive rates of return over the period that we intend to own the aircraft.

As part of our growth strategy, we have entered into a business opportunities agreement with GECAS which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS. For a description of this agreement, see ‘‘Business Opportunities Agreement.’’

Our Financing Strategy

A key component of our growth strategy is our flexible capital structure that allows us to capitalize on favorable market conditions to acquire additional aircraft and other aviation assets in order to optimize the return on our investments and increase our distributable cash flow per share. In connection with this offering, we have received a commitment for a $1 billion credit facility. See ‘‘Description of Indebtedness — Credit Facility.’’ We believe that the availability of borrowings under this facility, combined with our other sources of financing, will provide us with the flexibility to execute opportunistic acquisitions. We expect long-term financing for these acquisitions to be available through additional securitizations and debt and equity offerings.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown, Boeing Capital, CIT Aerospace, GATX Air, Pegasus Aviation, RBS Aviation Capital and Singapore Aircraft Leasing Enterprise. We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. We believe we will be able to compete favorably in leasing our aircraft due to the reputation and experience of our management, our access to market opportunities through our servicing agreements with GECAS and our ability to structure lease rates and other lease terms to respond to market dynamics and customer needs. However, some of our competitors have significantly greater resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select aircraft from their fleets. This has resulted in an increase in available aircraft of these eliminated types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreement for that aircraft. In doing so, GECAS will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of aircraft, and therefore, in addition to competing with the entities identified above, we will compete with GECAS when seeking to acquire aircraft.

Insurance

We require our lessees to carry those types of insurance which are customary in the air transportation industry, including comprehensive liability insurance, aircraft all-risk hull insurance and war-risk insurance covering risks such as hijacking, terrorism (but excluding cover for weapons of mass destruction and nuclear events), confiscation, expropriation, seizure and nationalization. In general, we are named as an additional insured on liability policies carried by our lessees, and we usually are designated as a loss payee in the event of a total loss of the aircraft. The servicer will obtain certificates of insurance from the lessees’ insurance brokers to evidence the existence of such insurance. These certificates of insurance generally contain a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee. Coverage under liability policies generally is not subject to deductibles except those as to baggage and cargo that are standard in the airline industry, and coverage under all-risk aircraft hull insurance policies generally is subject to agreed deductible levels in respect of partial damage to the aircraft. In addition, we maintain contingent liability insurance and contingent hull insurance with respect to our aircraft, which is intended to provide coverage in the event that the insurance maintained by any of our lessees should not be available for our benefit as required pursuant to the terms of the contract.

Insurance premiums are generally paid by the lessee, with coverage acknowledged by the broker or carrier. The certificates of insurance contain, among other provisions, a ‘‘no co-insurance’’ clause and a provision prohibiting cancellation or material change without a reasonable period of advance written notice to the insurance broker, who is obligated to give us prompt notice. War and allied perils insurance policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions. Furthermore, the insurance is primary and not contributory, and insurance carriers generally are required to waive rights of subrogation against us.

The stipulated loss value schedule under aircraft hull insurance policies is on an agreed value basis. In all cases, the sum of the stipulated loss value and our own additional coverage in place is at least equal to the appraised value of the aircraft. In cases where the servicer believes that the agreed value stated in the lease is not sufficient, the servicer will purchase additional total loss only coverage for the deficiency. Aircraft hull policies contain standard clauses covering aircraft engines. They also contain deductibles and in various cases and under certain circumstances the lessee has the right to self-insure some or all of the risk (which has the effect of significantly increasing the deductible amounts). The lessee is required to pay all deductibles, and would be responsible for payment of amounts self-insured. Furthermore, the aircraft hull policies contain war-risk endorsements and/or supplemental war-risk policies, including, but not limited to, confiscation, seizure, hijacking and similar forms of retention or terrorist acts (where available).

The comprehensive liability insurance listed on certificates of insurance include provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. As a result of the terrorist attacks on September 11, 2001, the insurance market unilaterally terminated war risk liability coverage for a short period of time. When it became available again, the insurance market imposed a sub limit on each operator’s policy for third-party war risk liability, which is currently between $50 million and $150 million on the customary war-risk liability endorsement available in the London market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate. Although we currently require each lessee to purchase third party war risk liability in amounts greater than such sublimits, or obtain an indemnity from their government, the market or applicable governments may discontinue to make such excess coverage available for premiums that are acceptable to carriers. As a result, it is possible that we may be required to permit lessees to operate with considerably less third-party war risk liability coverage than currently carried, which could have a material adverse effect on the financial condition of our lessees and on us in the event of an uncovered claim. In late 2005, the international aviation insurance market unilaterally introduced exclusions for physical damage to aircraft hulls caused by dirty bombs, bio-hazardous materials, electromagnetic pulsing and similar causes of loss. We expect that exclusions for the same types of perils will also be introduced into liability policies within the next 12 months.

We cannot assure you that we have adequately insured against all risks, that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

Government Regulation

The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft.

Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers may also issue their own recommendations.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). We estimate that our obligations to share in the cost of compliance with current airworthiness directives (or similar arrangements) under such leases total approximately $1.25 million. In addition, if an aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, may have to agree to pay) the cost of compliance with airworthiness directives.

In addition to these direct cost expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also in other jurisdictions where the aircraft operate. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off lease or a lessee defaults in effecting such compliance, we will be required to comply with such requirements at our expense.

Employees

We operate in a business that is capital-intensive, rather than labor-intensive. Our only current employees are our chief executive officer and our chief financial officer. Management and administrative personnel will expand, as necessary, to meet our future growth needs.

Corporate Services Provider

We have entered into corporate services agreements with AIB International Financial Services Limited, pursuant to which AIBIFS will perform certain accounting, administrative and other corporate services for us, including:

•	assisting in establishing our books of account and recording transactions,

•	preparing monthly management accounts,

•	assisting in preparing quarterly and annual consolidated financial statements,

•	providing assistance to our independent registered accounting firm,

•	assisting in preparing earnings releases and reports required by the U.S. Securities Exchange Act of 1934 and the rules thereunder,

•	directing tax advisers to prepare tax returns,

•	assisting in opening and monitoring bank accounts,

•	assisting in arranging board meetings,

•	attending and participating at meetings of our audit committee,

•	administering payroll, and

•	preparing reports on compliance with covenants in debt agreements.

AIBIFS is an experienced provider of outsourced treasury, financial and administrative services to corporations, banks and other financial institutions in Ireland.

We will pay AIBIFS upfront fees of €100,000 for entering into the agreements to provide us with corporate services and annual servicing fees of approximately €600,000. We have indemnified AIBIFS for losses arising out of the performances of their services for us and related matters, except where such loss arises directly as a result of a material breach of AIBIFS’s duties or from fraud, gross negligence or willful misconduct on the part of AIBIFS, its employees or agents.

Properties

We currently occupy temporary office space in Limerick, Ireland. We intend to lease permanent office space in or near Limerick, Ireland. We do not expect to incur significant lease expense.

Legal Proceedings

As a newly formed company, we have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect that claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

ASSET PURCHASE AGREEMENT

General

Genesis Funding will acquire the aircraft in our Initial Portfolio pursuant to the asset purchase agreement described below. The purchase will take place through Genesis Funding’s acquisition of beneficial interests in entities that own the aircraft (including the beneficial owner of the Skymark aircraft) in our Initial Portfolio or the acquisition by Genesis Funding’s subsidiaries of aircraft in our Initial Portfolio.

The total purchase price for the aircraft in our Initial Portfolio will be equal to the aggregate net proceeds from the sale of 27,860,000 shares in this offering, our private placement of shares to GE and our $810 million securitization, less the portion of such proceeds to be used to fund our portion of formation and offering-related expenses, $9.1 million in our costs related to our securitization, and a cash balance of approximately $20.0 million that we will retain for general corporate purposes. We estimate the purchase price for the aircraft in our Initial Portfolio will be approximately $1,459.4 million. If the underwriters exercise their over-allotment option, the net proceeds from the sale of those shares will be retained by us as additional working capital and will not increase the total purchase price but will increase our cash balance as of the closing. See ‘‘Use of Proceeds’’ and ‘‘Risk Factors — Risks Relating to Our Aircraft Portfolio — The purchase price we are paying for the aircraft in our Initial Portfolio will be based on the purchase price of our shares in this offering and the value of such shares is subject to all of the risks set forth in this prospectus.’’

Genesis Funding will enter into the asset purchase agreement with GE Capital and with certain other affiliates of GE that currently own the aircraft (or the equity interests therein) that will comprise our Initial Portfolio. We refer to GE Capital and these GE affiliates as the sellers. Under the terms of the asset purchase agreement, Genesis Funding will either acquire (directly or indirectly) the equity interests of certain aircraft-owning entities (including the beneficial owner of the Skymark aircraft) established by GE or Genesis Funding’s subsidiaries will acquire ownership of the aircraft. Following transfer of the equity interests of each aircraft-owning entity under the asset purchase agreement, such entity will become a wholly owned entity of Genesis Funding, and all the assets of such aircraft-owning entity, including the aircraft owned by such subsidiary, will become a part of our consolidated assets and the consolidated assets of Genesis Funding. In addition, under the terms of the asset purchase agreement, the sellers have agreed to pay Citibank, N.A., on behalf of Genesis Funding, an amount equal to the premium, if any, payable by Genesis Funding to Citibank, N.A. in connection with entering into a five year interest rate swap at a rate not to exceed 5.12%.

Purchase of the Aircraft

At the completion of this offering, (1) all rents under the leases for the 41 aircraft in our Initial Portfolio (including additional rents) relating to any period after the completion of this offering will be for the benefit of Genesis Funding and (2) Genesis Funding will be responsible for all amounts payable by the lessor in respect of maintenance payments, airworthiness directives and similar obligations or other lessor obligations relating to the period after the completion of this offering, and the sellers will have no obligation to contribute to Genesis Funding’s maintenance contributions, airworthiness directive or similar obligations or other lessor obligations relating to any period after the completion of this offering. Under the terms of the asset purchase agreement, Genesis Funding will pay the purchase price for the 41 aircraft in our Initial Portfolio on or after the closing date as notified by GE Capital, which payments may occur prior to the actual delivery date of the applicable aircraft or the ownership interest in the applicable aircraft-owning entity (although Genesis Funding will still receive all payments due under the leases relating to the period on or after the completion of this offering from all 41 aircraft in our Initial Portfolio including those not yet delivered). The aggregate purchase price will be held in a separate account to be established under the indenture for the securitization until withdrawn for payment to the sellers as notified by GE Capital and any investment earnings on such amounts will be for the benefit of the sellers.

The process of finalizing transfer documentation with lessees is well underway and we expect that on or shortly after the completion of this offering we will be in a position to commence taking delivery of aircraft or the related ownership interest in the aircraft-owning entities. In any event, all aircraft or the related ownership interest in aircraft owning entities are to be delivered within a period of 210 days following the completion of this offering, which we refer to as the delivery period. The sellers have agreed to use reasonable commercial efforts to deliver the remaining aircraft as soon as reasonably practicable after the completion of this offering.

On delivery of each aircraft, the respective seller will represent that it is transferring ownership of the aircraft or the equity interest in an aircraft-owning entity free of all encumbrances (other than certain permitted encumbrances), and that all indebtedness (other than the securitization) of any such aircraft-owning entity has been discharged. Genesis Funding and the sellers will also be required to satisfy certain closing conditions.

Substitute Aircraft

If the sellers are unable to deliver any aircraft within the delivery period because a condition precedent in the asset purchase agreement is not met or for any reason other than the destruction of, or substantial damage to, the aircraft, then the sellers must use reasonable commercial efforts to designate a substitute aircraft for the undelivered aircraft before the end of the delivery period. If an aircraft is destroyed or substantially damaged, the sellers may identify a substitute aircraft if they so choose.

A substitute aircraft, individually or in the aggregate with other substitute aircraft, must (1) be reasonably acceptable to Genesis Funding, (2) be subject to an operating lease contract containing certain core lease provisions, (3) have the same or greater aggregate appraised base value as the undelivered aircraft, (4) not result in a default relating to the concentration of types and locations of aircraft under the indenture governing the notes issued in the securitization, (5) be subject to an operating lease contract or contracts providing for a similar rent profile and term as the undelivered aircraft, (6) have a similar remaining useful life as the undelivered aircraft and (7) not be a cargo or a regional jet aircraft, unless it is being substituted for an aircraft of the same category. The delivery of any substitute aircraft also is subject to confirmation by each of the rating agencies rating the notes issued in the securitization that it will not lower, qualify or withdraw its rating on the notes. The consent of the policy provider will not be required for the delivery of a substitute aircraft if the rating agencies confirm that such substitution will not result in an adverse change to the policy provider’s capital charge associated with the notes or the ratings assigned to the notes by each rating agency (without regard to the policy).

On the delivery date of a substitute aircraft, adjustment payments may be made by Genesis Funding to the sellers or vice versa. These adjustment payments would reflect differences in rent collected and maintenance expense contributions paid with respect to these aircraft, interest and other costs and expenses of Genesis Funding. Genesis Funding will repay to the seller of an undelivered aircraft any cash security deposits it then holds for such undelivered aircraft, and the seller of a substitute aircraft will pay to Genesis Funding the amount of any cash security deposit it then holds for such substitute aircraft.

If an aircraft is destroyed or subject to unrepaired damage with a cost of repair in excess of 25% of its depreciated purchase price and the sellers do not designate a substitute aircraft in its place, then they need not deliver, and Genesis Funding need not accept delivery of, that aircraft. If delivery of an aircraft was made at a time when the aircraft was destroyed or substantially damaged (and Genesis Funding did not waive the corresponding condition precedent to delivery of that aircraft), then upon notification within six months of such delivery date, the sale will be deemed rescinded. In either case, the seller of that aircraft will retain any insurance and other proceeds of that loss and repay the purchase price of that aircraft to Genesis Funding, together with interest, at a rate per annum equal to the rate on the securitization, plus the policy provider’s fee, in respect of the allocated debt portion of the purchase price of such aircraft and interest thereon at a rate equal to 8.174% per annum in respect of the allocated equity portion of the purchase price of such aircraft, plus or minus an adjustment factor relating to receipt of additional rent and payment of any maintenance expense contributions, airworthiness directive cost sharing obligations and similar obligations for the relevant aircraft and certain hedge breakage costs or gains, minus the basic rent paid to Genesis Funding in respect of such aircraft, and Genesis Funding will refund the rent paid in respect of such aircraft and any unused security deposit.

If any initial aircraft or required substitute aircraft is not delivered within the delivery period for any reason, the sellers will pay to Genesis Funding, at the end of the delivery period, the refund amount described in the immediately preceding paragraph, and Genesis Funding will return any unused security deposit.

Certain Representations and Warranties

Pursuant to the asset purchase agreement, each seller will represent and warrant, as of the completion of this offering, with respect to an aircraft or the equity interest in an aircraft-owning subsidiary transferred by such seller that, to its knowledge, such aircraft has not been involved in any incident not disclosed to us before the completion of this offering that caused damage with a cost of repair in excess of the amount required to be disclosed to the relevant lessor under the relevant lease. In addition, in case of a transfer of the equity interests of an aircraft-owning subsidiary, GE Capital and the relevant seller will indemnify Genesis Funding against any loss, liability or expense which we may incur in relation to the applicable aircraft to the extent it arises out of an event (excluding anything related to or connected with the design, manufacture, maintenance, repair, rebuilding, overhaul, refurbishment or similar activity with respect to any aircraft) that occurred in the period prior to the closing date (and we will indemnify GE Capital and the relevant seller for the period thereafter). The asset purchase agreement also will contain other representations and warranties, including the following representations and warranties from the sellers:

•	the applicable seller has beneficial ownership of each aircraft free of liens other than certain permitted liens;

•	unless otherwise disclosed to the policy provider of the securitization and Genesis Funding, that the lessee of each aircraft is not more than 30 days delinquent in the payment of basic rent; and

•	unless otherwise disclosed to the policy provider of the securitization and Genesis Funding, the absence of claims against the lessor asserted by the lessee.

In addition, the purchase of each aircraft is subject to certain conditions precedent, including the delivery of a copy of a valid certificate of registration for such aircraft and the delivery of legal opinions.

SERVICING AGREEMENTS

We will enter into a master servicing agreement with GECAS concurrently with the completion of this offering, which we refer to as the Master Servicing Agreement. Genesis Funding will also enter into a servicing agreement with GECAS specifically relating to the aircraft in our Initial Portfolio, which we refer to as the Initial Portfolio Servicing Agreement, and we or one or more of our subsidiaries may from time to time enter into other servicing agreements specifically relating to aircraft acquired by subsidiaries of ours after the completion of this offering. We believe that these servicing agreements will also contain terms and conditions substantially similar to the Master Servicing Agreement and the Initial Portfolio Servicing Agreement. We believe GECAS’s broad industry expertise as the manager of a portfolio of more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners, its relationships with more than 220 passenger and cargo airline customers around the world and involvement in the market for aircraft acquisitions and dispositions will enhance our ability to manage our portfolio effectively, to complete the acquisition and leasing of additional aircraft and to remarket aircraft as they come off lease.

The principal services being provided by GECAS under the servicing agreements are:

•	lease marketing and remarketing, including lease negotiation;

•	collecting rental payments and other amounts due under leases, collecting additional rent and maintenance payments where applicable, lease compliance and enforcement and accepting delivery and redelivery of aircraft under lease;

•	aircraft dispositions;

•	monitoring the performance of maintenance obligations of lessees under the leases in a manner consistent with the practices employed from time to time by GECAS with respect to its own aircraft;

•	using commercially reasonable efforts to maintain compliance with certain of our obligations in our financing agreements;

•	limited assistance with any financing or refinancing of our indebtedness subject to agreement or additional fees for such service;

•	procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that GECAS reasonably determines is necessary in connection with the performance of its services;

•	periodic reporting of operational information relating to the aircraft, including providing certain reports to the policy provider; and

•	certain aviation insurance related services.

The servicing agreements provide that GECAS will act in accordance with laws applicable to it, in certain cases with directions given by us or a manager, a cash manager or an administrative agent on behalf of us, with the specified standard of care described below and with the specified conflicts standard described below. GECAS does not have any fiduciary or other implied duties or obligations to us, our shareholders or any other person. GECAS and its respective subsidiaries cannot be held responsible for any liabilities of ours, including any payment of any dividends to our shareholders or payments due in respect of any financing.

Aircraft Agreed to be Serviced

Pursuant to the Initial Portfolio Servicing Agreement, GECAS will service the aircraft included in our Initial Portfolio. Pursuant to the Master Servicing Agreement, GECAS will service all additional aircraft that we acquire, including aircraft acquired by our subsidiaries, except for aircraft that GECAS does not accept for servicing for one of the following reasons:

•	GECAS believes that the provision of any of the services or any actions, inactions or consequences related thereto or arising therefrom, or any conditions, events or circumstances existing at any time of determination, may directly or indirectly lead to or create:

•	a violation of any applicable law with respect to GECAS or its affiliates or of any GE policies;

•	an investigation by any governmental authority of or relating to GECAS or any of its affiliates;

•	a conflict of interest with respect to any person that is unacceptable to GECAS;

•	a requirement of resources being allocated to, or expenses being incurred in connection with, the servicing of one or more of such aircraft, individually or in the aggregate with respect to any group thereof, which will be materially different from those being allocated to, or incurred in connection with, other aircraft which are serviced by GECAS;

•	an aircraft we wish to acquire is more than 20 years old when we acquire it or is not manufactured by manufacturers based in North America, South America, Asia or Europe; or such aircraft is of a model or type not then currently in the GECAS and its affiliates owned fleet or is of a model or type of which GECAS has decided to phase out of its owned fleet;

•	an aircraft we wish to acquire is on lease to or otherwise involves a person with whom GECAS or any of its affiliates is involved in a legal proceeding or otherwise with which GECAS or any of its affiliates has a material dispute;

•	any default or event of default, or certain potential events of default, by us exists under the Master Servicing Agreement or any other servicing agreement we have entered into with GECAS, or any guarantees or any related or other agreements with GECAS or any of its affiliates, which has not been or will not reasonably be expected to be cured on or before the date that services in respect of any such additional aircraft are expected to commence; or

•	as we and GECAS so mutually agree (although neither party has any obligation to do so).

Operating Guidelines

Under the servicing agreements, GECAS is entitled to exercise such authority as is necessary to give it practical and working autonomy in performing its services. The servicing agreements provide that GECAS will give us and our agents access to records related to the aircraft under specified circumstances to enable us to monitor the performance by GECAS, except for internal correspondence, approval materials, internal evaluations and similar documents or other records developed by GECAS and its affiliates for their own use. GECAS also will not commingle any funds of ours with its own funds.

The following transactions entered into by GECAS on our behalf require our prior written approval:

•	sales of our aircraft (other than sales made in accordance with the terms of any lease in existence on the date of acquisition of the relevant aircraft);

•	entering into or renewing leases or extending most leases if the resulting lease does not comply with any applicable operating covenants set forth under our financing agreements or if a new lease grants a purchase option in favor of the lessee;

•	terminating any lease or leases to any single lessee for aircraft then having an aggregate depreciated net book value in excess of $100 million unless such lease or leases are substituted or replaced by other substantially similar lease or leases;

•	unless provided for in our budget, entering into any contract for certain major modification or maintenance of aircraft costing in excess of specified amounts;

•	issuing any guarantee on our behalf, or otherwise pledging our credit, with certain exceptions related to trade payables, bonds and similar instruments obtained to repossess an aircraft, removing a lien or similar actions not involving payments or cash collateral deposits on our behalf in excess of $3 million and issuing guarantees related to our other obligations;

•	except in limited circumstances, entering into, amending or granting a waiver with respect to, any transaction between us and GE Capital or any of its affiliates not contemplated in the servicing agreement including for the acquisition, sale or lease of any aircraft assets from or to, or the obtaining of services by any such person (except for the acquisition, sale, exchange or lease of or services in respect of any engine, parts or components thereof, or aircraft spare parts or engine spare parts, components or ancillary equipment or devices furnished therewith);

•	incurring any actual or contingent liability unless (1) contemplated in our budget, (2) incurred in entering into a lease or sale or performing any obligation under a lease or sale contract or (3) incurred in the ordinary course of business and so long as such individual liability does not result in a net out-of-pocket cash expenditure of more than $3 million; and

•	entering into any order or commitment to acquire, or acquiring, aircraft or, so long as no individual net (after credit for exchanges, replacements or similar items) out-of-pocket cash purchase price exceeds $3 million, aircraft engines unless, in the case of aircraft engines, provided for in a lease or as provided for in our budget or if GECAS determines the acquisition of the engine is necessary or appropriate.

The servicing agreements requires all transactions entered into by GECAS on behalf of us other than intracompany transactions among us and our subsidiaries to be at arm’s length and on market terms unless otherwise agreed or directed by us.

Budgets

The servicing agreements call for us to prepare each year a single lease operating budget for each of our aircraft and a single budget for the aircraft expenses related to all such aircraft.

Standard of Care

GECAS has agreed to perform the services required by the servicing agreements with reasonable care and diligence at all times.

Term and Termination

The Master Servicing Agreement expires in 2021. The Initial Portfolio Servicing Agreement expires on the later of (1) the maturity date of the notes issued in the securitization and (2) the date of repayment of all principal and other amounts due under the securitization (including any amounts owed to the policy provider).

We have the right to terminate any servicing agreement (except, in the case of the Initial Portfolio Servicing Agreement, which also requires the prior written consent of the policy provider) if, among other things,

•	GECAS ceases to be at least majority-owned directly or indirectly by GE Capital, or its ultimate parent, GE;

•	GECAS fails in any material respect to perform any material services under the servicing agreement which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS fails in any material respect to perform any material services under the servicing agreement in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;

•	with respect to the master servicing agreement, we have insufficient funds for the payment of certain dividends while a significant portion of our available aircraft remain off-lease for a specified period;

•	with respect to the servicing agreement for our Initial Portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	with respect to the servicing agreement for our Initial Portfolio, at least 15% of the number of aircraft assets remain off-lease but available for re-lease for a period of at least three months following specified events set forth in the trust indenture; or

•	with respect to the servicing agreement for our Initial Portfolio, without limiting GECAS’s rights under the security trust agreement, GECAS takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any person in the Genesis Funding, and any of its subsidiaries, or any of the aircraft assets.

In addition, in the case of the servicing agreement for our Initial Portfolio, the policy provider also will have the right to terminate such servicing agreement under the circumstances described above.

GECAS is entitled to terminate a servicing agreement if, among other things, we default in our payment and other obligations thereunder, any material representation or warranty made by us or our subsidiaries is false or misleading in a manner material to GECAS, we or our subsidiaries become subject to bankruptcy or other insolvency proceedings, we or any of our applicable subsidiaries no longer hold any aircraft, or any guarantee of obligations under the servicing agreement in favor of GECAS ceases to be in effect.

Under the Initial Portfolio Servicing Agreement, we will represent and warrant to GECAS that, in the event that any competitor of GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 50% of any class of our securities or obtains director appointment rights, we will automatically be replaced as manager of our Initial Portfolio under the management agreement.

Under the Master Servicing Agreement, GECAS is entitled to terminate the agreement, subject to certain notice periods described below, if any competitor to GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 10% of any class of our securities or obtains director appointment rights and we are unable to restructure the Master Servicing Agreement (or are otherwise unwilling to restructure the Master Servicing Agreement) and the services provided thereunder in a manner acceptable to GECAS. Under our servicing agreements, a competitor is defined by reference to certain named aircraft leasing companies and their successors and more generally as any other company that has consolidated annual aircraft leasing or aircraft or engine manufacturing revenues of in excess of $200 million.

To mitigate the risk of these potential terminations by GECAS, we have included certain provisions in our bye-laws applicable to the acquisition by a competitor of GECAS of a beneficial interest in 10% or more of our voting securities. Our bye-laws provide that if a competitor of GECAS acquires beneficial ownership of 10% or more of our shares, then we have the option, but not the obligation, within 90 days of the acquisition of such threshold beneficial ownership, to require that shareholder to tender for all of our remaining ADSs, or to sell such number of shares to us or to third parties at fair market value as would reduce its beneficial ownership to less than 10%. In addition, our bye-laws provide that the vote of each share held by a competitor of GECAS who beneficially holds 10% or more, but less than 50%, of our shares will be reduced to one-fifth of a vote per share on all matters upon which our shareholders may vote. See ‘‘Description of Share Capital — Anti-Takeover Provisions.’’

GECAS may also resign under any servicing agreement with respect to all aircraft serviced thereunder or any affected aircraft, as the case may be, if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be in violation of any GE corporate policy regarding business practices or legal, ethical or social matters, be likely to lead to an investigation by any governmental authority of GECAS or its affiliates, expose GECAS to liabilities for which, in GECAS’s good faith opinion, adequate bond or indemnity has not been provided or place GECAS in a conflict of interest with respect to which, in GECAS’s good faith opinion, GECAS could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be. Whether or not it resigns, GECAS is not required to take any action of the foregoing kind. GECAS may also resign in certain circumstances if it becomes subject to taxes for which we do not indemnify GECAS.

Under the Master Servicing Agreement, GECAS’s resignation or removal as servicer, and any termination of the Master Servicing Agreement as provided above, will be effective immediately after a five-day cure period in the case of a termination because we have failed to pay amounts owing to GECAS when due, immediately in the case of an acquisition by a competitor of GECAS of beneficial ownership of 50% or more of our shares, and otherwise 120 days (or in the event a tender for our shares is made by a competitor of GECAS as described above, such longer period ending on the earlier of 180 days after notice of resignation or the date the tender is consummated) after the notice of any resignation or removal, or termination.

The Initial Portfolio Servicing Agreement provides that GECAS may not resign or be removed as servicer, and such servicing agreement may not be terminated as provided above, unless a replacement servicer has been appointed and Genesis Funding has obtained a confirmation from the rating agencies rating its notes that they will not lower, qualify or withdraw any rating as a result, as well as the consent of the policy provider. If a replacement servicer has not been appointed within 90 days after notice of any termination, resignation or removal, the servicer may petition any court of competent jurisdiction to appoint a replacement servicer, provided that GECAS may terminate this servicing agreement immediately after a five-day cure period if Genesis Funding fails to pay GECAS any amount due to GECAS.

Neither Genesis Lease or Genesis Funding, as the case may be, nor the servicer may assign its rights and obligations under any servicing agreement without the other party’s prior consent. The servicer may, however, delegate some, but not all, of its duties to its affiliates.

Competitors

Pursuant to the Master Servicing Agreement, we will not sell Genesis Funding or any of its subsidiaries, or any of our other subsidiaries being serviced by GECAS to a competitor of GECAS pursuant to an arrangement that requires GECAS to continue to provide services following a sale of such subsidiary, and we will not permit competitively sensitive information obtained from GECAS to be provided to any such competitor even if such competitor is a shareholder or has the right to elect a member of our board of directors. Furthermore, if a competitor of GECAS acquires control of more than 10% of our voting securities or obtains director appointment rights, we will no longer be able to appoint our representatives as directors on the board of directors or similar group of any securitization or similar subsidiary sponsored by us, including Genesis Funding, and instead such directors will be appointed by the existing directors of such securitization or similar subsidiary and a representative of a competitor of GECAS may not be appointed. We may also be required to screen off certain of our directors and employees from competitively sensitive information provided by GECAS.

Servicing Fees

The Initial Portfolio Servicing Agreement provides that we will pay to GECAS a base fee of $150,000 per month, which increases by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each aircraft acquired into Genesis Funding that is not an aircraft in our Initial Portfolio. The Master Servicing Agreement provides that we will pay to GECAS an additional monthly base fee of 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft we acquire outside of Genesis Funding. Each servicing agreement provides that we will also pay to GECAS a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft serviced under such agreement plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any aircraft serviced under such agreement. GECAS is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets, and a fee to be agreed with GECAS prior to the completion of this offering for each aircraft acquired by us or refinanced by us to the extent that GECAS provides assistance to us in documenting a transfer of such aircraft and its associated lease relating to such acquisition or refinancing (but assistance in connection with the financing or refinancing itself is excluded from such services). Fees for additional services will be as mutually agreed.

GECAS also will be reimbursed for, among other things, all aircraft-related maintenance costs and insurance, outside legal and professional advisory fees and other expenses incurred in connection with its services. The aggregate reimbursement expenses may be significant. We have also agreed to indemnify GECAS as described below. Our subsidiaries will, if requested by GECAS, guarantee our obligations to GECAS.

Conflicts of Interest

In addition to servicing our aircraft, GECAS currently manages and remarkets for lease or sale other aircraft and will continue to market for sale or lease other aircraft for third parties (including other aircraft owned by GE Capital and its affiliates). In the course of conducting such activities, GECAS will from time to time have conflicts of interest in performing its obligations on our behalf. See ‘‘Risk Factors — Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers — GECAS and its affiliates will have conflicts of interest with us, and their limited contractual or other duties may not restrict them from favoring their own business interests to our detriment.’’ If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis.

If GECAS in good faith determines that circumstances as to a particular aircraft or lease require an arm’s-length negotiation between GECAS or any of its affiliates and us and GECAS believes it would not be appropriate for it to act on behalf of us, GECAS has agreed to notify us promptly and to withdraw from acting as the servicer with respect to the matter and we have agreed to appoint an independent representative (which may be us or any of our affiliates or subsidiaries, but not a competitor to GECAS) to act on our behalf. GECAS is entitled to act on its own or its affiliates’ behalf in those negotiations. In most cases we will continue to be liable for the fees of GECAS and if we elect to engage an independent representative other than ourselves we will be liable for such independent representative’s fees as well.

Indemnification

We assume liability for, and have agreed to indemnify GECAS on an after-tax basis against, any losses that arise as a result of or in connection with the aircraft or GECAS’s performance of its obligations under the servicing agreement or from errors in judgment or omissions by GECAS under the servicing agreement, except for any loss that is finally adjudicated to have been caused directly by GECAS from gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply its standard of care or conflicts standard described above in the performance of its services. We will likewise agree that GECAS and its affiliates will have no liability to us or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s ‘‘standard of liability’’). We will also generally agree to indemnify GECAS and its affiliates as to losses arising out of this offering and the disclosure in this prospectus, except certain disclosures provided by GECAS.

BUSINESS OPPORTUNITIES AGREEMENT

As part of our growth strategy, we have entered into a business opportunities agreement with GECAS. We expect that this agreement will lead to additional opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly from GECAS.

Pursuant to the business opportunities agreement, we will pay GECAS a fee of 1% of the gross acquisition cost of any aircraft that we acquire from a third-party source pursuant to an opportunity first presented to us by GECAS. A fee will not be payable for opportunities first developed by us. The arrangement of any such opportunity will be subject to such confidentiality and other restrictions as may be applicable. GECAS may elect to take any fee payable to it in our shares valued at the then-current fair market value.

Pursuant to the business opportunities agreement, GECAS also will notify us of any offers that it makes to sell commercial jet aircraft to the aircraft finance industry generally, which is defined to include offers to three or more potential purchasers. GECAS will permit us to have access to information concerning the applicable aircraft on substantially the same terms and conditions as GECAS makes such information available to the aircraft finance industry generally. A fee will not be payable in connection with acquisitions directly from GECAS.

Pursuant to the business opportunities agreement, GECAS also agreed that in each of 2007 and 2008, it will refer to us opportunities to purchase aircraft from third parties or offer to us the opportunity to bid on aircraft by GECAS that have an aggregate appraised value of at least $300 million.

We believe the business opportunities agreement will complement our own sourcing efforts. The agreement will terminate upon the termination of the Master Servicing Agreement. See ‘‘Servicing Agreements.’’

The business opportunities agreement creates no obligation for us to bid on, or make an offer to purchase, any aircraft or to negotiate with GECAS or with any third parties, even if the terms of any aircraft transaction offered or arranged by GECAS are the most attractive terms then available to us. Similarly, except as provided above, GECAS is free to decide whether to make offers to sell aircraft to the aircraft finance industry generally, whether to sell us any aircraft that we offer to purchase and whether to provide us with access to any opportunities to purchase aircraft from other sources. We are obligated to purchase an aircraft from GECAS only if we have executed and delivered a definitive written agreement providing for such a purchase, and the terms of that obligation will be limited to the terms and conditions of such written agreement. Neither we nor GECAS will have any duties or implied obligations, whether fiduciary or otherwise, to the other under the agreement.

MANAGEMENT

Directors and Executive Officers

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland. Our telephone number at that address is +353-61-633-333.

Name	Age	Position
John McMahon	45	Chairman, Chief Executive Officer and President
Alan Jenkins	34	Chief Financial Officer
Niall Greene	63	Director
Kenneth Holden	68	Director
David C. Hurley	66	Director
Andrew L. Wallace	63	Director

John McMahon, our Chairman, Chief Executive Officer and President, has 20 years of global experience in the aviation industry. Immediately prior to joining our company, Mr. McMahon was founder and managing director of an aviation investment consulting firm that was engaged by GECAS as a consultant to assist with our formation and this offering. He began his aviation career in 1986 at Ireland’s national airline, Aer Lingus, where his experience included responsibility for fleet planning and route planning. In 1990, he joined GPA Group, then the world’s leading aircraft lessor, to develop and market investment products based on operating leases, with a particular focus on Japan. He transferred to GECAS upon its formation in 1993 when it assumed management responsibility for GPA’s aircraft lease portfolio. In 1995, Mr. McMahon joined the Daimler-Benz (now DaimlerChrysler) project team to establish its associated aircraft leasing company, debis AirFinance (now AerCap) in Amsterdam. He was instrumental in growing the company from a start-up into a major global player. In 2003, he moved from his position as Managing Director of debis AirFinance to become Deputy Director of Structured Asset Finance at Lloyds TSB Bank plc in London. He founded Aviation Investment Management Company in 2004, through which he acted as consultant on a number of large-scale aircraft leasing-related private equity projects. Mr. McMahon received a Bachelor of Engineering degree from the National University of Ireland and graduate diplomas in accounting and finance (Association of Chartered Certified Accountants), management (University of Dublin, Trinity College) and computer modeling & simulation (University of Dublin, Trinity College). He has also completed the Advanced Management Program at Harvard Business School.

Alan Jenkins, our Chief Financial Officer, has a substantial background in the aircraft leasing and financial services sectors. Prior to joining us, from March 2001 through to September 2006, Mr. Jenkins worked with AWAS, a leading aircraft leasing company which was owned by Morgan Stanley until the sale of the business in March 2006 to Terra Firma Capital Partners. He was based in Sydney, Australia and held the position of Vice President, Commercial from mid-2002 until joining us in October 2006 and was responsible for the creation and development of the commercial operations of the company. The role involved structuring transactions, evaluating risks, negotiating restructurings and other amendments to contracts and advising the company on all lease and trading related decisions. Prior to AWAS, Mr. Jenkins held the position of audit manager with KPMG in Dublin, Ireland. He worked in KPMG’s financial services division for 3 years with responsibility for a number of aircraft leasing clients, including GPA Group (subsequently renamed AerFi Group) and the Airbus leasing operations in Dublin. Mr. Jenkins is a Fellow of The Association of Chartered Certified Accountants (ACCA) having qualified in 1995 from Accountancy and Business College Dublin.

Niall Greene has been a member of our board of directors since October 2006. Mr. Greene is the Managing Director of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organisation for the management of the International Registry of Mobile Assets.

Mr. Greene has more than 40 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.

Kenneth Holden has been a member of our board of directors since October 2006. Dr. Holden has more than 40 years’ experience in the aviation industry beginning with Aer Lingus in 1964, and including 15 years in aviation and tourism consultancy. Since the mid-1980s, Dr. Holden has been involved full-time in the aircraft leasing and finance business, first with GPA Group plc, where he acted as Chief Strategist from 1990 until 1993, and subsequently with GECAS as Executive Vice President, Business Development and Strategy. Following his retirement from GECAS in 1998, Dr. Holden has continued to perform services for GECAS as a consultant. Dr. Holden received BSc and PhD degrees in Aeronautical Engineering from Queens University, Belfast. He is a Fellow of the Royal Aeronautical Society and served on the board of directors of GECAS from March 2005 until October 2006.

David C. Hurley has been a member of our board of directors since October 2006. Mr. Hurley is the Vice Chairman of PrivatAir of Geneva, Switzerland, a company with significant business aviation services in the United States and Europe. Prior to his appointment with PrivatAir in 2003, Mr. Hurley was the Chief Executive Officer of Flight Services Group, a company he founded in 1984, which he grew into one of the world’s largest providers of corporate aircraft management, executive charter and aircraft sales and acquisitions in the United States. Mr. Hurley currently also serves on the boards of directors of Genesee & Wyoming Inc., Hexcel, Inc., Ionatron Inc., ExelTech Aerospace, Inc., The Smithsonian Institution’s National Air and Space Museum, Corporate Angel Network and CAMP Systems.

Andrew L. Wallace has been a member of our board of directors since October 2006. Mr. Wallace had 40 years of experience at Deloitte & Touche LLP before retiring in June 2006. Mr. Wallace served as an audit partner at Deloitte for 27 years, primarily serving large multi-national public companies. His broad industry experience includes large public company clients in the manufacturing, retail/distribution, commodities and satellite services industries. He also served as a member of Deloitte’s Tri-State Management Committee. Mr. Wallace received a BS in Accounting from Kent State University.

Board of Directors

Our board of directors currently consists of five members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of nine directors as the board of directors may from time to time determine.

Committees of the Board

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit Committee.    Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

•	selecting independent auditors for approval by our shareholders;

•	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;

•	approving audit and non-audit services provided to us by the independent auditors;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions; and

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Each of the members of the Audit Committee is an ‘‘independent’’ director as defined under the applicable rules of The New York Stock Exchange. Mr. Wallace, Mr. Greene and Mr. Hurley serve on the Audit Committee, and Mr. Wallace serves as chairperson.

Compensation Committee.    Our Compensation Committee has two primary responsibilities: (1) to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and (2) to review and approve executive compensation and broad-based and incentive compensation plans. Each of the members of the Compensation Committee is an ‘‘independent’’ director as defined under the applicable rules of The New York Stock Exchange. Mr. Hurley, Mr. Wallace and Mr. Greene serve on the Compensation Committee, and Mr. Hurley serves as chairperson.

Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also annually reviews director compensation and benefits and makes recommendations to our board of directors concerning the structure and membership of the other board committees. Mr. Greene, Mr. Hurley and Mr. Holden serve on the Nominating and Corporate Governance Committee, and Mr. Greene serves as chairperson.

Compensation of Directors

Following the completion of this offering, each non-executive member of our board of directors will receive an annual cash retainer of $60,000 payable in equal quarterly installments and pro rated for the initial quarter. Each director that is a chairman of a committee of the board of directors will receive an additional $5,000 per year. Upon the consummation of this offering, each director will also receive a grant of restricted shares, having a value of $60,000 based upon the price per share in this offering. Such restricted shares will vest in three equal installments on the first, second and third anniversaries of the completion of this offering. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors will not receive compensation for their services as directors.

Executive Compensation

We were formed in July 2006. Prior to our formation, GECAS engaged Aviation Investment Management Company, of which Mr. McMahon is managing director and principal shareholder, as a consultant to assist with our formation and this offering. GECAS agreed to pay Aviation Investment Management Company a consultancy fee of €60,000 per month and a success fee of €150,000 upon completion of this offering. We have neither paid any compensation to our officers nor incurred any obligations with respect to management incentive or retirement benefits for officers prior to this offering.

Equity Incentive Plan

We have adopted a share incentive plan for our employees and directors. The purpose of the plan will be to promote our interests and the interests of our shareholders by (1) attracting and retaining exceptional officers, directors and other key employees; (2) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; and (3) enabling such individuals to participate in our long-term growth and financial success.

The plan will be administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will select, in its sole discretion, the participants to whom awards shall be granted under the plan and will have full power and authority to establish the terms and conditions of any award, consistent with the provisions of the plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions).

Awards granted under the plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of our common shares that may be issued for awards under the plan is 3,000,000, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award granted under the plan will be in the form of ADSs. If, after the effective date of the plan, any share covered by an award granted under the plan, or to which such an award relates, is forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever without consideration therefor, then the shares covered by such award shall again be, or shall become, shares with respect to which awards may be granted under the plan. Any shares delivered to us as part or full payment for the purchase price of an award granted under the plan or to satisfy our withholding obligation with respect to an award granted under the plan, shall again be available for awards under the Plan.

Awards may be made under the plan in assumption of, or in substitution for, outstanding awards previously granted by us or our affiliates or a company acquired by us or with which we combine. The number of shares underlying any such assumed or substitute awards shall be counted against the aggregate number of shares which are available for grant under awards made under the plan. No award may be granted under the plan after the tenth anniversary of the plan’s effective date, but awards granted under the plan prior to such date may extend beyond that date.

Awards granted under the plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the plan and any such agreement, the provisions of the plan shall prevail.

Options granted under the plan will be subject to such terms, including exercise price (which will not be less than the greater of the fair market value or the par value of the shares on the date of the option grant) and conditions and timing of exercise, as may be determined by the committee. Payment in respect of the exercise of an option granted under the plan may be made in cash or, if and to the extent permitted by the committee, (1) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying such other requirements as may be imposed by the committee, (2) partly in cash and, to the extent permitted by the committee, partly in such shares or (3) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver promptly to us an amount out of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased; provided, in each case, that such method results in the shares being issued as fully paid under Bermuda law.

The committee also may grant share appreciation rights (including limited share appreciation rights). Each share appreciation right shall entitle a participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share over (B) the per share exercise price of the share appreciation right and (2) the number of shares covered by the share appreciation right. The exercise price of a share appreciation right shall be an amount determined by the committee, but in no event shall such amount be less than the greater of the fair market value or the par value of a share on the date such share appreciation right is granted. The share appreciation right shall be evidenced by an award agreement which shall specify the terms and conditions of such award, as determined by the committee in its sole discretion, including the number of shares covered by the share appreciation right, the period over which the share appreciation right may be exercised and such other terms and conditions not inconsistent with the plan. The committee shall determine whether a share appreciation right shall be settled in cash, shares or a combination of cash and shares. The committee may impose, in its discretion, such conditions upon the exercisability or transferability of share appreciation rights as it may deem fit.

Shares, restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares (‘‘other share-based awards’’) granted under the plan shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the terms of the plan, the committee shall determine the number of shares to be awarded under (or otherwise related to) the other share-based awards, whether such awards are to be settled in cash, shares or a combination of cash and shares and all other terms and conditions of such other share-based awards.

Unless otherwise determined by the committee, an award shall not be transferable or assignable by the participant except in the event of his death (subject to the applicable laws of descent and distribution). An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

In the event of any change in our outstanding shares after the effective date of the plan by reason of any share dividend or split, reorganization, recapitalization, merger, amalgamation, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, or any distribution to our shareholders of shares other than regular cash dividends or any transaction similar to the foregoing, the committee in its sole discretion and without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the plan or pursuant to outstanding awards, (2) the exercise price of any option or share appreciation right and/or (3) any other affected terms of such awards.

In the event of our change in control after the effective date of the plan, the committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including without limitation: (1) continuation or assumption of such outstanding awards under the plan by us (if we are the surviving corporation) or by the surviving corporation or its parent; (2) substitution by the surviving corporation or its parent of awards with substantially the same terms for such outstanding awards; (3) accelerated exercisability or vesting of and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; (4) upon written notice, provide that any outstanding awards must be exercised, to the extent then exercisable, within 15 days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee (in either case contingent upon the consummation of the event), at the end of which period such awards shall terminate to the extent not so exercised within the relevant period; and (5) cancellation of all or any portion of outstanding awards by cash payment of the excess, if any, of the fair market value of the shares subject to such outstanding awards or portion thereof being canceled over the purchase price, if any, with respect to such awards or portion thereof being canceled.

The board may amend, alter, suspend, discontinue, or terminate the plan or any portion thereof, or any award (or award agreement) thereunder, at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made (1) without our shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the plan and (2) without the consent of the participant, if such action would materially diminish any of the rights of any participant under any award theretofore granted to such participant under the plan; provided, however, the committee may amend the plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

Employment Agreements

We have entered into an employment agreement with Mr. McMahon, pursuant to which he will receive an initial annual salary of €525,000 and is eligible to receive an annual bonus based on his performance as determined in the discretion of our Board of Directors. The annual bonus target is $600,000, payable in cash, shares, restricted stock units and/or stock options. The payment of any annual bonus to Mr. McMahon and the form of payment is within the discretion of our Board of Directors. The agreement provides that we will grant to Mr. McMahon, upon the pricing of this offering, restricted shares with a value of $325,000 based on the price per share in this offering and stock options to acquire such number of shares as will give Mr. McMahon on the date of grant stock options with an aggregate value of $425,000 with an exercise price equal to the price per share in this offering. The transfer restrictions on the restricted shares lapse, and the stock options vest, in equal annual installments over a period of three years from the date of grant.

We have also entered into an employment agreement with Mr. Jenkins, pursuant to which he will receive an initial annual salary of €150,000 and is eligible to receive an annual bonus based on his performance as determined in the discretion of our Board of Directors. The annual bonus target is $150,000, payable in cash, shares, restricted stock units and/or stock options with no more than 20% of the annual bonus target payable in stock options. The payment of any annual bonus to Mr. Jenkins and the form of payment is within the discretion of our Board of Directors. The agreement provides that, upon the pricing of this offering, we will grant to Mr. Jenkins restricted shares with a value of $175,000 based on the price per share in this offering and stock options to acquire shares with a fair market value of $100,000 with an exercise price equal to the price per share in this offering and that, upon the completion of this offering, we will pay to Mr. Jenkins a bonus of €100,000. The transfer restrictions on the restricted shares lapse, and the stock options vest, in equal annual installments over a period of three years from the date of grant.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

We will enter into various agreements with GECAS and other affiliates of GE that will effect the transactions relating to our formation, this offering, the securitization and the application of the proceeds from this offering and the securitization, and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and our board of directors, they were determined by GE-affiliated entities in the overall context of this offering and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of arm’s-length transactions among unaffiliated third parties.

Asset Purchase Agreement

Genesis Funding will acquire the aircraft in our Initial Portfolio pursuant to the asset purchase agreement described under ‘‘Asset Purchase Agreement.’’

Servicing Agreements

Upon completion of this offering, we will enter into two servicing agreements with GECAS described under ‘‘Servicing Agreements.’’

Business Opportunities Agreement

Upon the completion of this offering, we will enter into a business opportunities agreement with GECAS described under ‘‘Business — Business Opportunities Agreement.’’

Transitional Support Agreement

Upon the completion of this offering, we will enter into a transitional support agreement with GECAS.

Exchange of Information

The transitional support agreement will provide for arrangements between us and GECAS with respect to the mutual sharing of information (relating to periods before the completion of this offering in the case of GECAS providing information to us) in order to comply with reporting, disclosure, filing or other requirements, including with respect to audited financial statements, and for use in any other judicial, regulatory, administrative, tax or other proceeding. For six months after the completion of this offering, GECAS also will provide us with access to its finance and operational employees who worked on this offering, the securitization and the other transactions described in this prospectus.

Non-Solicitation

We will agree that neither we nor GECAS, without the consent of the other, will offer employment to or employ any person who is, or has been within the prior two years, an employee of the other party.

Expense Agreement

Upon completion of this offering we will enter into an agreement with GECAS which will set forth the understanding between us and GECAS regarding the payment of expenses related to our formation, this offering, the securitization and our credit facility. We and GECAS will agree that (1) we will reimburse GECAS for certain expenditures GECAS has made prior to the completion of this offering (which expenditures were for expenses deducted in the calculation of the purchase price for the aircraft in our Initial Portfolio), (2) all other expenditures GECAS has made in connection with these matters prior to the completion of this offering will not be reimbursed by us, (3) we will pay expenses payable upon completion of this offering from the proceeds of this offering, the securitization and the private placement (which expenses, net of expenses reimbursed by the underwriters, will be deducted in the calculation of the purchase price for the aircraft in our Initial

Portfolio) and (4) GECAS will pay certain expenses incurred after the completion of this offering and related to this offering and the securitization, such as expenses related to the delivery of aircraft in our Initial Portfolio and novations of the leases thereof, as well as certain expenses related to our committed credit facility and the completion of the documentation therefor, including $5.9 million of underwriting and commitment fees (subject to a rebate of a portion thereof). We will agree to be responsible for certain other expenses related to our committed credit facility and for all other costs and expenses that arise following completion of this offering.

Liquidity Facility

Upon completion of the securitization, we and Genesis Funding will enter into a credit agreement with PK AirFinance US, Inc., an affiliate of GE, pursuant to which such GE affiliate will provide a credit facility to Genesis Funding. See ‘‘Description of Indebtedness — Securitization — Liquidity Facility.’’

Private Placement Agreement

An affiliate of GE has agreed to purchase from us, in a private placement concurrent with this offering, 3,450,000 ADSs at a price per share equal to the initial public offering price in this offering. If the underwriters exercise their option to purchase additional ADSs to cover over-allotments, the affiliate of GE has agreed to purchase from us, as part of the private placement, an additional number of ADSs such that, following such exercise and purchase, it will continue to hold 11% of the issued and outstanding ADSs. In addition to the 180-day lock-up applicable to all of the shares held by such affiliate of GE to which it has agreed to be subject with the representatives of the underwriters, the affiliate has agreed with us not to offer, sell, contract to sell, transfer, pledge, dispose of or hedge directly or indirectly 2,000,000 of our common shares or ADSs or any securities convertible into or exchangeable for such number of our common shares or ADSs for a period of two years from the date of this prospectus, other than dispositions to an affiliate of GE provided that such affiliate agrees to the same transfer restrictions on any common shares or ADSs that it receives.

Registration Rights Agreement

We have entered into a registration rights agreement with the affiliate of GE purchasing our shares in the private placement described above pursuant to which we have agreed that, upon the request of the affiliate of GE at any time beginning 180 days after the date of this prospectus, we will file one or more registration statements to register the shares purchased by the affiliate of GE in the private placement under the Securities Act of 1933 for resale at any time and from time to time by such GE affiliate. In the registration rights agreement we have agreed to pay expenses in connection with such registration and resale (excluding underwriters’ discounts and commissions) and have indemnified the GE affiliate for material misstatements or omissions in the registration statement.

DESCRIPTION OF INDEBTEDNESS

Securitization

Concurrently with the completion of this offering our subsidiary Genesis Funding will complete a securitization transaction that will generate net proceeds of approximately $804.5 million after deducting initial purchasers’ discounts and fees. Genesis Funding is a special purpose exempted company that was organized under the laws of the Bermuda to purchase our Initial Portfolio. Although Genesis Funding is organized under the laws of the Bermuda, it will be resident in Ireland for Irish tax purposes and thus subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland. The authorized business of Genesis Funding is limited to acquiring, buying, leasing, maintaining, operating and selling aircraft and entering into hedge agreements and credit facilities related to such activities. We own 100% of the Class A Shares of Genesis Funding, through which we are the beneficiary of more than 99.99% of the equity interest in the property of Genesis Funding. A charitable trust established for the benefit of identified charities, which we refer to as the Charitable Trust, indirectly owns 100% of the Class B Shares of Genesis Funding entitling it to a nominal equity interest in the property of Genesis Funding. Holders of the Class A Shares are entitled to vote on all matters on which shareholders of Genesis Funding are entitled to vote. Holders of the Class B Shares are entitled to vote solely on matters relating to a winding-up, a dissolution, merger, consolidation, transfer of assets and certain limitations on the issuance, transfer and sale of ownership interests, and certain matters with respect to bankruptcy and corporate governance of Genesis Funding. We refer to Genesis Funding and its subsidiaries as Genesis Funding.

Under the terms of the securitization, a single class of notes, or the notes, initially will be issued by Genesis Funding. The notes will be direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or us. The proceeds from the sale of the notes, together with the proceeds from this offering and the private placement of shares to GE, less certain expenses related to the securitization and this offering and a cash balance we will retain, will be used by Genesis Funding to finance the acquisition of our Initial Portfolio under the asset purchase agreement. See ‘‘Asset Purchase Agreement.’’

The notes will have the benefit of a financial guaranty insurance policy issued by the policy provider identified below to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

The notes are to be initially rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., respectively.

The notes will be issued pursuant to the terms of a trust indenture to be dated the date of the completion of this offering, which we refer to as the indenture, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and a policy provider.

We will own all the aircraft in our Initial Portfolio through Genesis Funding and its subsidiaries. As a result, our rights to these aircraft will be structurally subordinated to the rights of the creditors of Genesis Funding. This means that the creditors of Genesis Funding will be paid from its assets before we would have any claims to those assets. The obligations of Genesis Funding in connection with the securitization are without recourse to us or our other subsidiaries. In addition, the terms of the indenture impose restrictions on the ability to lease or sell the aircraft in the Initial Portfolio and require Genesis Funding to apply its cash flow in accordance with the priorities established in the indenture as described below.

    Management of Genesis Funding

Genesis Funding will be governed by a board of directors comprised of three directors, each of whom we initially will appoint. One of these directors is Mr. McMahon, and the other two directors will be independent of us and GE and its affiliates. In the event that an independent director steps down, the remaining directors will jointly nominate five candidates for approval by the security trustee, acting reasonably, to fill the vacant position. The replacement director will be selected by the holders of the Class A Shares from such approved candidates. In the event that both of the independent director positions are vacant at the same time, the holders of the Class A Shares will nominate seven candidates for approval by the security trustee, acting reasonably, to fill the vacant independent director position. Upon receipt of approval by the security trustee, the holders of the Class A Shares may then elect two such candidates as independent directors. We refer to the director who is not independent (initially Mr. McMahon) as the equity director. The board will be responsible for the management of the property and affairs of Genesis Funding. The consent of the equity director will be required in order to, among other things, dispose of or acquire aircraft, incur additional indebtedness or cause a merger or consolidation of Genesis Funding or any of its subsidiaries with third parties, us or our other affiliates that are not Genesis Funding or any of its subsidiaries. We will act as manager with respect to certain actions of Genesis Funding with respect to the securitization. In connection therewith, we or a third party hired by us will provide certain administrative, accounting and other services to Genesis Funding, preparing budgets for Genesis Funding’s approval and preparing and arranging for all regulatory and other filings on behalf of Genesis Funding. Certain administrative services to be performed by us may be delegated to an administrative agent under a separate administrative agreement.

    Interest Rate

The notes will bear interest at an adjustable interest rate equal to the then current one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. Upon the completion of this offering or shortly thereafter, Genesis Funding will enter into interest rate hedging contracts intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes, to the extent backed by fixed rate lease assets.

    Maturity Date

The final maturity date of the notes will be December 19, 2032.

    Payment Terms

Principal payments during the fourth and fifth years following the closing date of the securitization and interest on the notes are due and payable on a monthly basis. During the first three years, there will be no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there will be scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

For each month during the fourth and fifth years following the closing date of the securitization, subject to satisfying a debt service coverage ratio and other covenants, the minimum scheduled payments of principal will be $1 million per month.

In connection with the offering of the notes we determined an expected final payment date of December 19, 2011, which will be five years after the date of issuance of the notes and assumes the refinancing of the notes. We also determined a base case final payment date of September 19, 2018, which was arrived at based on assumptions with respect to possible revenue scenarios designed to illustrate some of the payment characteristics of the notes and were not intended to be projections, estimates, forecasts or forward-looking statements. The final maturity date of the notes will be December 19, 2032.

In connection with the securitization, base value appraisals were obtained because average base values will be used for certain determinations of compliance with the indenture governing the terms of the notes. The average base value is the lesser of the mean and median of the base values in respect of each aircraft in our Initial Portfolio rendered by each of the three initial appraisers of the base value of the aircraft. Base value is the theoretical value of an aircraft assuming a hypothetical open, unrestricted, stable market environment with a reasonable balance of supply and demand and with full consideration of such aircraft’s ‘‘highest and best use’’, presuming an arm’s length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for remarketing, adjusted to account for the maintenance status of such aircraft. The base value appraisals were prepared by Aircraft Information Services, Inc., Airclaims Limited, and BK Associates, Inc. as of June 30, 2006. The aggregate of the lesser of the mean and median of the base values of each aircraft in our Initial Portfolio as of June 30, 2006 was $1,398 million. This value was calculated solely for the purposes of the securitization and should not be relied upon as an indication of the value of our Initial Portfolio or of the stream of revenues under the leases of aircraft in our Initial Portfolio. The appraisals were prepared on a desk-top basis without physical inspection of the aircraft in our Initial Portfolio, but were adjusted for maintenance condition and take into account technical information with respect to each aircraft. Appraisals that are more current or based on other assumptions and methodologies may result in valuations that are materially different from the appraisals that Genesis Funding received. In addition, each of the appraisers assumed an open, unrestricted stable market environment with a balance of supply and demand, as well as other factors common for aircraft appraisals. The appraisals also were prepared without regard to rental revenue from existing leases relating to the aircraft in our Initial Portfolio. In practice, market conditions will vary from the appraisers’ assumptions, and there are typically imbalances of aircraft supply and demand that may be particularly pronounced for specific aircraft types. The market value and the book value of our aircraft will usually differ from the average base value of our aircraft. See ‘‘Risk Factors — Risks Relating to Our Aircraft Portfolio — The appraised base values of the aircraft in our Initial Portfolio were prepared in connection with the securitization and should not be relied upon as indicative of the value of our Initial Portfolio.’’

    Available Cash

Genesis Funding will be required to maintain as of each monthly payment date cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, three months, following such payment date. In addition, during the three years after completion of this offering, additional rent will be deposited in a separate account to be used for major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and remarketing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers (including GECAS as servicer and us as manager) will be distributed in accordance with the priority of payments set forth in the indenture. Genesis Funding, however, will be required to use the amount of excess securitization cash flows to repay principal under the notes instead of paying dividends upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio, certain events of bankruptcy or liquidation and any acceleration of the notes after the occurrence of other events of default.

Otherwise, we intend to use the excess securitization cash flow to pay dividends and to purchase additional aircraft and other aviation assets.

We expect to refinance the notes on or prior to the fifth anniversary of the completion of this offering. In the event that the notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

    Redemption

We may, on any payment date, redeem the notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the notes may be of the whole or any part of the notes. A redemption after acceleration of the notes upon default may only be for the whole of the notes.

We may, on any payment date, redeem the notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
On or after December 19, 2006 but before December 19, 2007	103%
On or after December 19, 2007 but before December 19, 2008	102%
On or after December 19, 2008 but before December 19, 2009	101%
On or after December 19, 2009	100%

    Collateral

The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases will be placed in the collections account and paid out according to a priority of payments set forth in the indenture. The notes will also be secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of Genesis Funding so registered at any time prior to the second anniversary of the closing date of the securitization. Genesis Funding will agree not to encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. Genesis Funding also will agree not to incur any indebtedness, except as permitted under the indenture, other than the notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

    Default and Remedies

Genesis Funding will be in default under the transaction documents in the event that, among other things, interest on the notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, Genesis Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the notes after the occurrence of any event of default, all cash generated by Genesis Funding will be used to prepay the notes and will not be available to us to make distributions to our shareholders.

    Certain Covenants

Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial

Portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the Initial Portfolio Servicing Agreement, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder.

Aircraft Dispositions.    The ability of Genesis Funding to sell aircraft is limited under the securitization documentation. Genesis Funding may sell up to six aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. Genesis Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

Concentration Limits.    Genesis Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, Genesis Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to our largest lessees, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. We will be permitted to vary from these limits if Genesis Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on Genesis Funding’s ability (absent a third-party consent) to re-lease the aircraft in our Initial Portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

Leases.    When re-leasing any aircraft, Genesis Funding must do so in accordance with certain core lease provisions set forth in the indenture. The core lease provisions include, but are not limited to, maintenance, return conditions in respect of the aircraft, lease termination events and prohibitions on the assignments of the leases. These core lease provisions may not be amended without the consent of the policy provider.

Additional Aircraft.    Genesis Funding will not be permitted to acquire any aircraft other than the aircraft in the Initial Portfolio unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to Genesis Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, Genesis Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued will rank pari passu in right of payment of principal and interest with Genesis Funding’s outstanding notes. The acquisition of additional aircraft will also require the approval of the directors (including the equity director) of Genesis Funding.

Modification of Aircraft and Capital Expenditures.    Genesis Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the Initial Portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business, excluding any capital expenditures made in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and excluding capital expenditures where: (1) conversions or modifications are funded by capital contributions from Genesis Lease, (2) modification payments are made the aggregate net cash cost of which do not exceed 5% of the aggregate initial average base value of the Initial Portfolio (other than modification payments funded, with capital contributions from Genesis Lease) or (3) modification payments are permitted under the servicing agreement without express prior written approval of Genesis Funding. The foregoing limitations on modification payments will not apply to lessor contributions, if any, to be made with respect to the installation of main deck cargo doors on the two Boeing 767-200PC cargo wide-body airframes, as described in ‘‘Business — Our Initial Aircraft Portfolio,’’ to the extent funded from capital contributions or available collections pursuant to the priority of payments in the indenture.

Other Covenants.    The indenture contains other covenants customary for a securitization, including covenants that restrict the investment and business activities of Genesis Funding, maintain the special purpose and bankruptcy remoteness characteristics of Genesis Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by Genesis Funding entities, restrict Genesis Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of Genesis Funding to merge, amalgamate, consolidate or transfer assets.

    Liquidity Facility

Upon the completion of the securitization, Genesis Funding, the manager and PK AirFinance US, Inc., an affiliate of GE, will enter into a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility will be $75 million. Advances of up to $60 million may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. The remaining $15 million of the liquidity facility will be available for the three years following completion of this offering to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Upon each drawing under the liquidity facility, Genesis Funding will be required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture. In the event any amounts under the liquidity facility advanced for shortfalls for overhauls and replacements remains outstanding after such three-year period Genesis Funding will pay a principal amount equal to $625,000 per month to repay such advances. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the liquidity facility. Drawings under the initial liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding also will be required to pay an upfront fee of $450,000 at closing and a commitment fee of 60 basis points on each payment date to the provider of the liquidity facility.

Our obligations under the liquidity facility will be secured under the security trust agreement on the same basis as other indebtedness of Genesis Funding. See ‘‘— Collateral.’’

Credit Facility

In connection with this offering, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC have committed to provide our subsidiary, Genesis Acquisition, with a senior secured revolving credit facility, which we refer to as the credit facility. The commitment provides that the credit facility will permit initial loans in an aggregate amount of $250 million, with an option for Genesis Acquisition to increase the aggregate amount of available loans by an additional $750 million during the first 18 months following the ‘‘signing date’’ of the credit facility, for a total commitment amount of $1 billion. The ‘‘signing date’’ of the credit facility will be the date of the signing of definitive documentation for the credit facility. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the appraised value of the aircraft that Genesis Acquisition may acquire after this offering.

Citigroup’s and Wachovia’s obligation to provide the credit facility will be contingent upon the completion of the securitization resulting in gross proceeds of at least $810 million, the completion of this offering resulting in gross proceeds of at least $600 million, and customary conditions, including the absence of a default, the absence of a material adverse change in the financial condition or business prospects of Genesis Lease or Genesis Acquisition, and the accuracy of standard representations and warranties.

Revolving Facility, Conversion and Term

The credit facility will permit revolving borrowings until the third anniversary of the signing date, at which time Genesis Acquisition will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the credit facility will be due on the third anniversary of the signing date. All borrowings will be subject to the satisfaction of customary conditions, including the delivery of aircraft appraisals, lien perfection, absence of a default, the absence of a material adverse change in the financial condition or business prospects of Genesis Lease or Genesis Acquisition, and the accuracy of standard representations and warranties.

Commitment Fees

The following commitment fees will be payable in connection with the commitment for the credit facility:

•	0.375% per year on the unused amount of $250 million, payable quarterly by Genesis Acquisition in arrears from the signing date; and

•	0.375% per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, payable by GECAS in advance on the signing date, (2) thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquisition in arrears.

If Genesis Acquisition exercises its option to increase the commitment amount to $1 billion before the first anniversary of the signing date, then it will receive a credit equal to the amount of the commitment fee paid with respect to subclause (1) of the prior bullet, for the period of time from the date of such exercise to the first anniversary of the signing date, and Genesis Acquisition will refund such amount to GECAS.

Interest Rate

Borrowings under the credit facility will bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin will be 1.75% during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan).

Prepayment

Genesis Acquisition will have the right to prepay any amounts outstanding under the credit facility. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility).

Collateral

Borrowings under the credit facility will be secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) the lockbox accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants

The credit facility will contain certain customary covenants, including the following:

•	a requirement that Genesis Acquisition deliver periodic financial and other reports to the administrative agent;

•	limitations on the incurrence of additional indebtedness;

•	limitations on consolidation, acquisition, merger and transfer of assets;

•	a requirement that the aircraft in Genesis Acquisition’s portfolio comply with lessee and geographic concentration limits;

•	a requirement that the weighted average age of Genesis Acquisition’s aircraft portfolio not exceed 10 years until the option to increase the commitment amount to $1 billion is exercised, and 8 years thereafter; and

•	a requirement that from the earlier of (1) six months after the signing date and (2) Genesis Acquisition having borrowed at least $100 million under the credit facility, the ratio of EBITDA to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility.

PRINCIPAL SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our shares prior to and immediately after the completion of this offering by:

•	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding shares;

•	each director, director nominee or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding shares; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our shares immediately after the completion of this offering is based on 31,342,176 shares that will be issued and outstanding (which includes approximately 32,176 restricted shares to be issued to our directors and officers prior to completion of this offering).

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name	Number	Percent	Number	Percent
Codan Trust Company Limited(1)	12,000,000	100%	—	—
General Electric Company(2)	—	—	3,450,000	11%
John McMahon(3)(4)	—	—	14,131		*
Alan Jenkins(3)(4)	—	—	7,609		*
Niall Greene(3)(5)	—	—	2,609		*
Kenneth Holden(3)(5)	—	—	2,609		*
David C. Hurley(3)(5)	—	—	2,609		*
Andrew L. Wallace(3)(5)	—	—	2,609		*
All directors, director nominees and executive officers as a group (6 people)(4)(5)	—	—	32,176		*

*	Less than 1%.

(1)	Codan Trust Company Limited holds shares in its capacity as trustee for Genesis Lease Purpose Trust, a purpose trust established under Bermuda law that has no beneficiaries. The purpose trust was formed at the direction of GECAS for the purpose of organizing Genesis and holding our outstanding shares until this offering is completed. The terms of the purpose trust provide that the trustee will sell its shares to us at their aggregate par value of $12,000 at our instruction. We intend to repurchase such shares simultaneously with the completion of this offering. The address for Codan Trust Company Limited is Richmond House, 12 Par-la-Ville Road, P.O. Box 656, Hamilton HM CX, Bermuda. The trustee of the trust is required to exercise the voting rights attaching to the common shares held by the trust as may be appropriate to carry out the purposes of the trust, which are:

•	to acquire the shares held by the trust,

•	to hold the shares,

•	to cause us to execute, deliver and perform our obligations under the operative, documents for this offering, the securitization and related transactions,

•	to sell, upon our written request, the shares held by the trust back to us at par value, and

•	to do all other acts as may be incidental to, or desirable to further, the purposes described above as the trustee in its discretion thinks fit.

To the extent that discretion is exercisable by the trustee in respect of voting or investment control over the shares held by the trust, such discretion would be exercised by the board of directors of Codan Trust Company Limited. The members of the board of directors of Codan Trust Company Limited are Alec R. Anderson, John Buckley, John C.R. Collis, David W.P. Cooke, Narinder K. Hargun, James M. Macdonald, Craig W. MacIntyre, Peter A. Pearman and

Anthony D. Whaley, each of whom is a partner of Conyers Dill & Pearman and each of whom disclaims any beneficial ownership in the shares held by the trust.

(2)	The address for GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828. GE has agreed to purchase these shares pursuant to the private placement agreement. See ‘‘Certain Relationships and Related Party Transactions — Private Placement Agreement.’’

(3)	The address for each director and officer is Genesis Lease Limited, Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland.

(4)	Includes restricted shares to be issued prior to the completion of this offering, but does not include stock options to be issued prior to the completion of this offering. See ‘‘Management — Employment Agreements.’’

(5)	Includes restricted shares to be issued prior to the completion of this offering. See ‘‘Management — Compensation of Directors.’’

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital reflects our memorandum of association and our bye-laws as these documents will be in effect upon the completion of this offering. Holders of ADSs will be able to exercise their rights with respect to the common shares underlying the ADSs only in accordance with the terms of the deposit agreement. See ‘‘Description of American Depositary Shares’’ for more information.

Share Capital

Our authorized share capital consists of US$500,000 divided into 500,000,000 common shares, par value US $0.001 each. Upon completion of this offering, there will be 31,310,000 common shares issued and outstanding, or 36,006,500 common shares if the underwriters’ over-allotment option is exercised in full and GE purchases additional shares in the private placement (not including approximately 32,176 restricted shares to be issued to our directors and executive officers prior to the completion of this offering). Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares except as described herein.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preference shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to those preference shares. The effect of issuing preference shares could include one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preference shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of our company.

Dividend Rights

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due, or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital (the aggregate par value of our issued and outstanding common shares) and our share premium account (the aggregate amount paid for our common shares in excess of their par value). As a result, in future years, if the realizable value of our assets decreases, our ability to make or maintain dividend payments may depend on our shareholders’ approval of resolutions reducing our share premium account and transferring balances to our contributed surplus account (to which we can allocate shareholder contributions that are unrelated to any share subscription).

We cannot assure you that the realizable value of our assets will remain at a level sufficient to enable us to continue to pay dividends under Bermuda law without a reduction in our share premium account. Under Bermuda law, we are entitled to reduce our share premium account by allocating amounts from that account to our contributed surplus account upon meeting certain statutory requirements. We intend, shortly after completion of this offering, to transfer the balance of our share premium account (which will include substantially all the net proceeds of this offering) to our contributed surplus account.

There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 50% of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing two-thirds of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of not less than two and not more than nine directors as the board may from time to time determine. Our board of directors currently consists of five directors, each of whom serves a one-year term. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are appointed by shareholders holding shares carrying a plurality of the votes cast on the resolution.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a person is to be proposed for election as a director at an annual general meeting by a shareholder, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made.

A director may be removed with or without cause by a resolution including the affirmative vote of shareholders holding shares carrying at least 80% of the votes of all shares then issued and entitled to vote on the resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Anti-Takeover Provisions

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Pursuant to our bye-laws, our preference shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, privileges, qualifications, limitations and restrictions. See ‘‘— Preference Shares.’’

The authorized but unissued common shares and our preference shares will be available for future issuance by the board of directors, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation or otherwise.

Our bye-laws provide that if a competitor of GECAS acquires beneficial ownership of 10% or more of our common shares, then we have the option, but not the obligation, within 90 days of the acquisition of such threshold beneficial ownership, to require that shareholder to tender for all of our remaining common shares, or to sell such number of common shares to us or to third parties at fair market value as would reduce its beneficial ownership to less than 10%. In addition, our bye-laws provide that the vote of each common share held by a competitor of GECAS who beneficially owns 10% or more, but less than, 50% of our common shares will be reduced to one-fifth of a vote per share on all matters upon which shareholder may vote.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that underlie the ADSs that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our ADSs remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us which differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Bermuda law.

Duties of Directors.    Our bye-laws provide that our business is to be managed and conducted by our board of directors. At common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the ‘‘business judgment rule.’’ The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the company and its shareholders, and accordingly, unless the presumption is rebutted, a board’s decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.

Interested Directors.    Bermuda law and our bye-laws provide that if a director has an interest in a material transaction or proposed material transaction with us or any of our subsidiaries or has a material interest in any person that is a party to such a transaction, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements.    Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and representing in person or by proxy shareholders holding shares carrying more than 50% of the votes of all shares entitled to vote on the resolution shall constitute a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast except for the election of directors which requires only a plurality of the votes cast.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bye-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bye-laws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividends.    Pursuant to Bermuda law, a company is restricted from declaring or paying a dividend if there are reasonable grounds for believing that: (1) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (2) that the realizable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium account. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. Issued share capital is the aggregate par value of the company’s issued and outstanding common shares, and share premium is the aggregate amount paid for issued shares in excess of their par value. Share premium accounts may be reduced in certain limited circumstances. See ‘‘—Dividend Rights.’’

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Similar Arrangements.    The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation (other than with a wholly owned subsidiary) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy shareholders holding shares carrying more than 50% of the votes of all shares entitled to vote on the resolution. Any merger or amalgamation not approved by our board must be approved by shareholders holding shares carrying not less than 66% of the votes of all shares entitled to vote on the resolution.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Takeovers.    An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•	By a procedure under the Companies Act known as a ‘‘scheme of arrangement.’’ A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•	If the acquiring party is a company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Shareholders’ Suits.    Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The operation of this provision as a waiver of the right to sue for violations of federal securities laws may be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers.    Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We also have entered into directors’ service agreements with our directors, pursuant to which we have agreed to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records.    Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Shareholder Proposals.    Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (1) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (2) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 shareholders.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting although restrictions may be included in a Delaware company’s certificate of incorporation or bye-laws.

Calling of Special Shareholders’ Meetings.    Under our bye-laws, a special general meeting may be called by the President, the chairman of the board or the board of directors. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of shareholders.

Amendment of Organizational Documents.    Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws.    Our bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our board of directors and by a resolution of our shareholders, adopted by the affirmative votes of at least a majority of all shares entitled to vote on the resolution.

Under Delaware law, unless the certificate of incorporation or bye-laws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bye-laws of a corporation. Those bye-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than 66% of all shares entitled to vote on the resolution.

Registrar and Transfer Agent

We expect all of our issued and outstanding common shares to be held by the depositary. Accordingly, Codan Services Limited, Hamilton, Bermuda, will act as the registrar and transfer agent for our common shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas as depositary will issue the ADSs representing the common shares that we are offering. Each ADS will represent an ownership interest in one common share which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS also will represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American Depositary Receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfer of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purposes of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

Unless otherwise agreed among us and the depositary in accordance with the terms of the deposit agreement, the ADSs will be held electronically in book-entry either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Bermuda law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

Fees and Expenses

We will pay all fees, charges and expenses of the depositary and any agent of the depositary pursuant to agreements from time to time between us and the depositary, except that if you elect to withdraw the common shares underlying your ADRs from the depositary you will be required to pay the depositary a fee of up to US$5.00 per 100 ADSs surrendered or any portion therof, together with expenses incurred by the depositary and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, in connection with the withdrawal. We will not receive any portion of the fee payable to the depositary upon a withdrawal of shares from the depositary.

Except as specified above in connection with a cancellation of ADSs and withdrawal of common shares from the depositary, we will be required to pay any taxes and other governmental charges incurred by the depositary or the custodian on any ADR or common share underlying an ADR, including any applicable interest and penalties thereon, any stock transfer or other taxes and other governmental charges in any applicable jurisdiction.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities. You will receive these distributions in proportion to the number of common shares your ADSs represent as of the record date set by the depositary with respect to the ADSs.

•	Withholding Taxes, Duties and Other Governmental Charges. Before making a distribution, the depositary will deduct any withholding taxes, duties or other governmental charges that must be paid. Dividends on our shares will be subject to deduction of Irish withholding taxes, unless an exemption to withholding is available. See ‘‘Taxation Considerations — Irish Tax Considerations — Irish Dividend Withholding Tax’’ for a discussion of Irish withholding taxes and exemptions from such tax available for U.S. resident and certain other holders.

•	Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution to the extent permissible by law. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new common shares.

•	Elective Distributions in Cash or Shares. If we offer holders of our common shares the option to receive dividends in either cash or common shares, the depositary will, after consultation with us, offer holders of ADSs the option to receive dividends in either cash or ADSs to the extent permissible under applicable law and in accordance with the deposit agreement.

•	Rights to receive additional shares. If we offer holders of our common shares any rights to subscribe for additional common shares or any other rights, the depositary, after consultation with us, will make these rights available to you as a holder of ADSs. If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf subject to your payment of applicable fees, taxes, charges and expenses. The depositary will then deposit the common shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any taxes and other governmental charges the rights require you to pay. U.S. securities laws or Bermuda law may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after exercise of rights. Our intent is not to offer holders any rights to subscribe for additional common shares unless the holders of our ADSs would thereby be offered rights to receive ADSs in an offering registered under U.S. securities laws.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined that such distribution is lawful, practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, net of any taxes and other governmental charges withheld.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, common shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

The depositary will deliver ADSs upon deposit of common shares with the custodian. The custodian will hold all deposited common shares, including those being deposited by us in connection with the offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the common shares and only have the rights as are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited common shares. The deposited common shares and any such additional items are all referred to collectively as ‘‘deposited securities.’’

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled. Alternatively, at your request, risk and expense, the depositary will deliver certificated ADRs at the depositary’s principal New York office or any other location that it may designate as its transfer office.

You may surrender your ADRs at the depositary’s office or through instruction provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying common shares at any time subject only to:

•	temporary delays caused by closing of our or the depositary’s transfer books, or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the surrender of ADRs evidencing a number of ADSs representing other than a whole number of common shares;

•	the payment of fees, charges, taxes and other governmental charges; or

•	where deemed necessary or advisable by the depositary or us in good faith due to any requirement of any U.S. or foreign laws, government, governmental body or commission, any securities exchange on which the ADSs or common shares are listed or governmental regulations relating to the ADSs or the withdrawal of the underlying common shares.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement. However, we do not intend to list our common shares for trading on any exchange. Therefore, it may be more difficult to dispose of our common shares than it will be to dispose of our ADSs.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws. Upon our request and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s Corporate Trust Office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the common shares or other deposited securities underlying your

ADSs as you direct. You may exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently in advance to withdraw the common shares. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. We cannot assure you that you will receive notice of any meeting at which you are entitled to vote with sufficient time to return such instructions to the depositary. The depositary will try, as far as practical, subject to any applicable law, the provisions of our memorandum of association and bye-laws and the terms and conditions of the deposit agreement, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amounts of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including (1) any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law, (2) any distribution on the common shares that is not distributed to you and (3) any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party resulting in a distribution of cash or securities to our shareholders, then the cash, common shares or other securities received by the depositary in connection therewith will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

At any time we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 30 days prior to termination. The depositary may also terminate the deposit agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank within 90 days, in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of six months from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

We intend to maintain a depositary arrangement for so long as it facilitates U.S. holders in benefiting from an exemption to Irish withholding taxes on dividends on our common shares.

Limitations on Obligations and Liability

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•	are not liable if either of us by law or circumstances beyond our control is prevented from, or delayed in, performing any obligation under the agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our memorandum of association and bye-laws, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum of association and bye-laws;

•	are not liable for any action/inaction on the advice or information of legal counsel, accountants, any person presenting common shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder to benefit from any distribution, offering, right or other benefit if made in accordance with the provisions of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	shall not incur any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the deposit agreement.

The depositary and its agents shall not incur any liability under the deposit agreement for the failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, common shares or deposited securities for the creditworthiness of any third party and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in the ADSs.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of common shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Disclosure of Interests

By purchasing ADSs, you agree to comply with our memorandum of association and bye-laws and the laws of Bermuda, the United States of America and any other relevant jurisdiction regarding any disclosure requirements regarding ownership of common shares, all as if the ADSs were, for this purpose, the common shares they represent.

The Depositary

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated as a limited liability bank on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005 and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ADSs or our common shares, and we cannot predict the effect, if any, that market sales of ADSs or availability of any ADSs for sale will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs (including ADSs issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our ADSs and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering and the concurrent private placement to GE, a total of 31,310,000 of our ADSs will be issued and outstanding, assuming no exercise of the underwriters’ over-allotment option (or 36,006,500 ADSs if the underwriters’ over-allotment option is exercised in full and GE purchases additional shares in the private placement). All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, except for any ADSs purchased by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the U.S. Securities Act of 1933. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. ADSs held by affiliates may not be resold in the absence of registration under the Securities Act of 1933 or pursuant to an exemption from registration, including, among others, the exemption provided by Rule 144 under the U.S. Securities Act of 1933.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol ‘‘GLS.’’ Our common shares will only be offered in the form of ADSs.

Lock-up Agreements

We, our officers and directors and GE have agreed with the underwriters that, subject to limited exceptions described in ‘‘Underwriting,’’ for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of both Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., offer, sell, contract to sell, transfer, pledge, dispose of or hedge directly or indirectly any of our common shares or ADSs or any securities convertible into or exchangeable for our common shares or ADSs. The securities subject to these lock-up agreements may be released at any time without notice upon the written consent of both Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. Citigroup and J.P. Morgan have informed us that they do not have any present intention or arrangement to release any shares subject the lock-up agreements prior to the expiration of the applicable lock-up periods.

An affiliate of GE has agreed to purchase from us, in a private placement concurrent with the completion of this offering, 3,450,000 ADSs at a price per ADS equal to the initial public offering price in this offering. If the underwriters exercise their option to purchase additional ADSs to cover over-allotments, the affiliate of GE has agreed to purchase from us, as part of the private placement, an additional number of ADSs such that, following such exercise and purchase, it will continue to hold 11% of the issued and outstanding ADSs. In addition to the 180-day lock-up applicable to all of the shares held by such affiliate of GE to which it has agreed to be subject with the representatives of the underwriters, the affiliate has agreed with us not to offer, sell, contract to sell, transfer, pledge, dispose of or hedge, directly or indirectly, 2,000,000 of our common shares or ADSs or any securities convertible into or exchangeable for such number of our common shares or ADSs for a period of two years from the date of this prospectus, other than dispositions to an affiliate of GE, provided that such affiliate agrees to the same transfer restrictions on any common shares or ADSs that it receives.

The 180-day ‘‘lock-up’’ restrictions discussed above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news, or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the ‘‘lock-up’’ restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights Agreement

We have entered into a registration rights agreement with the affiliate of GE purchasing our shares in the private placement described above pursuant to which we have agreed that, upon the request of the affiliate of GE at any time beginning 180 days after the date of this prospectus, we will file one or more registration statements to register the shares that the GE affiliate is purchasing from us under the Securities Act of 1933 for resale at any time and from time to time by such GE affiliate. In the registration rights agreement we have agreed to pay expenses in connection with such registration and resale and have indemnified the GE affiliate for material misstatements or omissions in the registration statement.

TAXATION CONSIDERATIONS

The following discussion is a summary of certain of the tax implications of an investment in our shares. You should consult your tax advisor prior to investing regarding all Irish, U.S. federal, U.S. state, U.S. local, Bermuda and other country income and other tax consequences of an investment in our shares, with specific reference to your own particular tax situation and recent changes in applicable law.

Irish Tax Considerations

We will be tax resident in Ireland. The following discussion reflects the material Irish tax consequences applicable to both Irish and Non-Irish Holders (as defined below) of the acquisition, ownership and disposition of our shares. This discussion is based on Irish tax law, statutes, treaties, regulations, rulings and decisions all as of the date of this prospectus. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, to what impact, if any, such changes will have on the summary contained in this prospectus. Proposed amendments may not be enacted as proposed, and legislative or judicial changes, as well as changes in administrative practice, may modify or change statements expressed herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular holder of our shares. The Irish tax treatment of a holder of our shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of our shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of our shares.

For the purposes of this summary of Irish tax considerations:

•	An ‘‘Irish Holder’’ is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.

•	A ‘‘Non-Irish Holder’’ is a Holder of our shares that is not an Irish Holder and has never been an Irish Holder.

•	A ‘‘US Holder’’ is a holder of our shares that: (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

•	‘‘Relevant Territory’’ is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.

Irish Dividend Withholding Tax

Dividends that we pay on our shares generally will be subject to a 20% dividend withholding tax, or DWT. DWT may not apply where an exemption is permitted by legislation or treaty and where we have received all necessary documentation prior to the payment of the dividend.

Irish Holders.    Individual Irish Holders will be subject to DWT on any dividend payments that we make. DWT is currently applied at a rate of 20%. Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners.

Non-Irish Holders.    Shareholders who are individuals resident in a Relevant Territory and who are not resident or ordinarily resident in Ireland may receive dividends free from DWT where the shareholder has provided us with the relevant declaration and residency certificate required by Irish legislation. Corporate shareholders that are not resident in Ireland and

•	who are ultimately controlled by persons resident in a Relevant Territory and who are not ultimately controlled by persons not resident in a Relevant Territory; or

•	who are resident in a Relevant Territory and not controlled by Irish residents; or

•	whose principal class of shares or the principal class of shares of its 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory may receive dividends free from DWT where they provide us with the relevant declaration, auditor’s certificate and Irish Revenue Commissioner’s certificate required by Irish law.

U.S. Holders.    Qualifying American depositary banks that receive dividends from Irish companies and transmit those dividends to U.S. Holders of ADSs are permitted to transmit those dividends on a gross basis (without any withholding) in the following circumstances:

•	where the depositary bank’s ADS register shows that the direct beneficial owner has a U.S. address on the register; or

•	if there is a further intermediary between the depositary bank and the beneficial shareholder, where the depositary bank received confirmation from the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the United States.

Consequently, we expect that U.S. Holders of ADSs will receive dividends that we pay free of DWT.

U.S. Holders that do not comply with the documentation requirements or otherwise do not receive the dividend gross of Irish withholding taxes may be entitled to claim a refund of the 20% withholding tax from the Irish Revenue Commissioners.

Income Tax

Irish Holders.    Individual Irish Holders will be subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 42% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% and pay related social insurance contributions of up to 3% in respect of dividend income.

Corporate Irish Holders generally will not be subject to Irish tax in respect of dividends received.

Non-Irish Holders.    Under the Irish Taxes Consolidation Act, 1997, non-Irish Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

•	an individual resident in a Relevant Territory; or

•	a corporation that is ultimately controlled by persons resident in a Relevant Territory; or

•	a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	otherwise entitled to an exemption from DWT.

If a Non-Irish Holder is not so exempted, such shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but will be entitled to a credit for DWT withheld.

Taxation of Capital Gains

Irish Holders.    Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a ‘‘first in first out’’ basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Irish Holders that have unutilized capital losses from other sources in the current, or any previous, tax year generally can apply such losses to reduce gains realized on the disposal of our shares.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year. When disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than the euro must be translated at the date of acquisition to euro amounts. Irish Holders that realize a loss on the disposition of our shares generally will be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year generally may be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

Non-Irish Holders.    A non-Irish Holder is not subject to Irish capital gains tax on the disposal of our shares provided that our shares are quoted on a recognized stock exchange at the time of disposition or do not derive their value from land, buildings, minerals or exploration rights in Ireland.

Irish Capital Acquisitions Tax

A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor or the beneficiary in relation to the gift/inheritance is resident or ordinarily resident in Ireland at the date of the gift/inheritance. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the beneficiary. Gifts and inheritances between spouses are not subject to capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. The beneficiary is primarily liable to pay CAT. Persons who are secondarily liable include the donor, in the case of a gift, or the personal representatives, in the case of an inheritance.

The Estate Tax Convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of shares is subject to both Irish CAT and US federal estate tax. The Estate Tax Convention does not apply to Irish CAT paid on gifts.

Irish Stamp Duty

No Irish stamp duty is imposed on the issuance of the common shares. Transfers of the common shares would not ordinarily be subject to Irish stamp duty, unless the transfer was related to Irish property. Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the New York Stock Exchange, NASDAQ National Market or any recognized stock exchange in the United States or Canada and the transfer does not relate to Irish property.

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (‘‘Treasury Regulations’’) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or ‘‘financial services entities,’’ life insurance companies, holders of shares held as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘constructive sale’’ or ‘‘conversion transaction’’ with other investments, U.S. persons whose ‘‘functional currency’’ is not the U.S. dollar, persons who have elected ‘‘mark-to-market’’ accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their share through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our shares or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the ‘‘IRS’’) regarding any matter discussed herein.

For purposes of this discussion, a ‘‘U.S. Holder’’ is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A ‘‘Non-U.S. Holder’’ is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

    Taxation of U.S. Holders of Shares

U.S. holders of shares will be subject to U.S. tax under either the passive foreign investment companies (‘‘PFIC’’) rules or the controlled foreign corporation (‘‘CFC’’) rules.

Tax Consequences of Passive Foreign Investment Company (PFIC) Status.    We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25%

or more of the shares by value, are held for the production of, or produce, passive income. Passive income may include, among other things, amounts derived by reason of the temporary investment of funds raised in offerings of our securities and rent paid pursuant to the existing leases of the aircraft in our Initial Portfolio. We will be a PFIC for 2006 and for the foreseeable future. Because we are a PFIC our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus dividends will be taxed at the normal rate applicable to ordinary income.

Because we will be a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions attributable to QEF inclusions. Distributions in excess of QEF inclusions will be applied against and will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

Provided you make a QEF election, we estimate that if you hold the shares that you purchase in this offering through December 31, 2008, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for such period that will be less than 37.5% of the cash distributions paid to you during such period. We expect that substantially all of this income will be allocable to 2007, and very little or none of this income will be allocable to 2008. Although we have estimated that if you make a QEF election the taxable income allocated to you initially will be less than projected distributions, if we do not acquire additional aircraft generating sufficient depreciation deductions for U.S. tax purposes, your share of taxable income will likely exceed cash distributions at some point in the future. Distributions in excess of the amounts treated as income will be treated first as a non-taxable return of capital to the extent of your basis in the shares and thereafter as a capital gain. These estimates are based upon the assumption that cash flow from operations will be sufficient to pay the regular quarterly distributions on our shares during the referenced period and other assumptions with respect to the timing of the transfer of the aircraft in the Initial Portfolio to us, capital expenditures, cash flow and anticipated aircraft acquisitions and dispositions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, there can be no assurance that your allocable U.S. federal taxable income will not be more or less than the estimated amounts. It is also possible that U.S. federal taxable income allocated to you in any period could exceed the amount of distributions paid to you with respect to such period.

Because we are a PFIC, if a U.S. Holder does not make a QEF election, then the following special rules will apply:

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. ‘‘Excess distributions’’ are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of shares will also be treated as an excess distribution and will be subject to tax as described above.

•	The tax basis in shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return or, if not required to file an income tax return, by filing such form with the IRS. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year. We intend to provide U.S. Holders with all necessary information to enable them to make QEF elections as described above. If any subsidiary is not subject to an election to be treated as a disregarded entity or partnership for U.S. tax purposes then a QEF election would have to be made for each such subsidiary. We intend to make an election to treat each of our subsidiaries as a disregarded entity for U.S. tax purposes.

U.S. Holders may, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S. Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is only available if our shares meet trading volume requirements on a qualifying exchange and will only be effective if we make an election to treat each of our subsidiaries that would be PFICs as disregarded entities or partnerships for U.S. tax purposes. We intend to make such elections for all of our subsidiaries.

U.S. Holders who hold shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.

You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.

Tax Consequences of CFC Status.    It is possible that we will be a controlled foreign corporation, a ‘‘CFC’’ for U.S. federal income tax purposes. We will be a CFC for any year in which U.S. Holders that each owns (directly, indirectly or by attribution) at least 10% of our voting shares (each a ‘‘10% U.S. Holder’’), together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. The classification as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of our taxable year, you will be required to recognize as ordinary income your pro rata share of our income (including both ordinary earnings and capital gains) for the taxable year, whether or not you receive any distributions on your shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your shares will be treated as dividend income to the extent of accumulated earnings attributable to such shares during the time you held such shares.

For any year in which we are both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in shares.

You should consult your tax advisor about the application of the CFC rules to your particular situation.

Taxation of the Disposition of Shares.    A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF or subpart F inclusion and any distribution) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the ‘‘trade date,’’ regardless of the holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders. The deductibility of a capital loss recognized on the sale, exchange or other disposition of shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income or loss for United States foreign tax credit purposes.

    Information Reporting and Backup Withholding for U.S. Holders

Dividend payments made within the United States with respect to the shares, and proceeds from the sale, exchange or redemption of shares, may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

    Information Reporting and Backup Withholding for Non-U.S. Holders

Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder’s status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

    Taxation of Genesis Lease Limited and Our Subsidiaries

For U.S. federal income tax purposes, we will be treated as a non-U.S. corporation and each other member of our group will be treated as either a disregarded entity, a grantor trust or a partnership, in each case, a pass-through entity for U.S. tax purposes. Accordingly, it is anticipated that any U.S. federal income tax payable by reason of the activities of the members of our group will be payable by us. Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its ‘‘effectively connected earnings and profits’’ constituting ‘‘dividend equivalent amounts’’ at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in business in the United States, certain U.S. source ‘‘gross transportation income’’ (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.

We expect that we and our Irish tax resident subsidiaries will be entitled to claim the benefits of the Irish Treaty. Accordingly, even if we earn income that otherwise would be treated as subject to tax in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (1) rental income attributable to aircraft used in international traffic; (2) gain from the sale of aircraft used in international traffic; or (3) U.S. source business profits (which includes rental income from, and gains attributable to, aircraft operated in U.S. domestic service) not connected with a U.S. permanent establishment. For this purpose, ‘‘international traffic’’ means transportation except where flights are solely between places within the United States. We also expect that we will not be treated as having a U.S. permanent establishment. Thus we do not believe that we will be subject to taxation in the United States on any of our aircraft rental income or gains from the sale of aircraft.

No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares are substantially and regularly traded on one or more recognized stock exchanges. Our shares will be substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a trade or business in the United States, either directly or through agents, would be subject to tax in the United States at a rate of 35%. In addition, we or that subsidiary would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, considered distributed from the U.S. business.

In addition, if we did not qualify for Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% gross transportation tax. However even if we were not entitled to the benefits of the Irish Treaty, we would be exempt from the 4% gross transportation tax if we qualify for an exemption under section 883 of the Code. Section 883 provides an exemption from U.S. federal income taxation for income derived from aircraft used in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income derived from international traffic, the lessor of the aircraft must be organized in a country that grants a comparable exemption to U.S. lessors (Ireland and Bermuda each does), and the direct and indirect shareholders of the lessor must satisfy certain residency requirements. We and our majority-owned subsidiaries can satisfy these residency requirements in any year our shares are primarily and regularly traded on a recognized exchange for more than half the days of such year. Our shares will be considered to be primarily and regularly traded on a recognized exchange in any year if: (1) the number of trades in our shares effected on such recognized stock exchanges exceed the number of our shares (or direct interests in our shares) that are traded during the year on all securities markets; (2) trades in our shares are effected on such stock exchanges in more than de minimis quantities on at least 60 days during every calendar quarter in the year; and (3) the aggregate number of our shares traded on such stock exchanges during the previous year is at least 10% of the average number of our shares outstanding in that class during that year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the section 883 exemption.

Bermuda Tax Considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

UNDERWRITING

Citigroup Global Markets Inc. is the global coordinator of this offering. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.	16,716,000
J.P. Morgan Securities Inc.	6,965,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,507,400
Wachovia Capital Markets, LLC	1,671,600
Total	27,860,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs.

The underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and some of the ADSs to dealers at the public offering price less a concession not to exceed $0.72 per ADS. If all of the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,179,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment.

We and our officers, directors and principal shareholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of both Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., offer, sell, contract to sell, transfer, pledge, dispose of or hedge, directly or indirectly, any of our common shares or ADSs or any securities convertible into or exchangeable for our common shares or ADSs.

An affiliate of GE has agreed to purchase from us, in a private placement concurrent with the completion of this offering, 3,450,000 ADSs at a price per share equal to the initial public offering price in this offering. If the underwriters exercise their option to purchase additional ADSs to cover over-allotments, the affiliate of GE has agreed to purchase from us, as part of the private placement, an additional number of ADSs such that, following such exercise and purchase, it will continue to hold 11% of the issued and outstanding ADSs. In addition to the 180 day lock-up applicable to all of the shares held by such affiliate of GE to which it has agreed to be subject with the representatives of the underwriters, the affiliate has agreed with us not to offer, sell, contract to sell, transfer, pledge, dispose of or hedge directly or indirectly 2,000,000 of our common shares or ADSs or any securities convertible into or exchangeable for such number of our common shares or ADSs for a period of two years from the date of this prospectus, other than dispositions to an affiliate of GE provided that such affiliate agrees to the same transfer restrictions on any common shares or ADSs that it receives.

The 180-day ‘‘lock-up’’ restrictions discussed above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news, or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the ‘‘lock-up’’ restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The securities subject to the 180-day lock-up agreements described above may be released at any time without notice upon the written consent of both Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. We have been informed by Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. that they have no present intent or arrangement to release any of the securities. Any such release by Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the restrictions end, the number of shares involved, the reason for the requested release, market conditions, the trading price of our shares, historical trading volumes of our shares and whether the person seeking the release is our officer, director or affiliate.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ADSs described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a ‘‘qualified investor’’ within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an ‘‘offer to the public’’ in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than any of the underwriters, is authorized to make any further offer of the ADSs on behalf of us or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (‘‘Qualified Investors’’) that are also (1) investment professionals falling within Article 19(5) of the

Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘‘Order’’); or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold, directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Prior to this offering, there has been no public market for our common shares or the ADSs. Consequently, the initial public offering price for the shares and the ADSs was determined by negotiations between us and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. Among the factors considered in determining the initial public offering price were our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the common stock or the ADSs will develop and continue after this offering.

Our ADSs have been approved for listing on the NYSE under the symbol ‘‘GLS’’. The underwriters have undertaken to sell ADSs to a minimum of 2,000 beneficial owners in lots of 100 or more ADSs to meet the NYSE distribution requirements for trading. All of our shares will be issued in the form of ADSs.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Paid by Genesis Lease Limited
	No Exercise	Full Exercise
Per ADS	$1.21	$1.21
Total	$33,640,950	$38,687,093

We estimate that our total expenses for this offering will be approximately $5.7 million, which includes legal, accounting and printing expenses and various other fees, costs and expenses associated with registering and listing our ADSs. The underwriters have agreed to reimburse us for approximately $3.2 million of these expenses (or approximately $3.7 million if the underwriters exercise their over-allotment option in full) incurred in connection with this offering.

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. ‘‘Covered’’ short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make ‘‘naked’’ short sales of ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress. The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business. The underwriters have, from time to time, performed, and expect to perform in the future, investment banking and advisory services for us and our affiliates and for GE and its affiliates, for which they have received, and may continue to receive, customary fees and expenses. Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as initial purchasers of the notes in our securitization. Citibank, N.A. will be the counterparty to our five year interest rate swap agreements. Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC have committed to provide our subsidiary, Genesis Acquisition, with a $1 billion credit facility.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common shares and certain other legal matters with respect to the laws of Bermuda will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain matters of U.S. federal and New York law relating to this offering will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. The underwriters have been represented in connection with this offering by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

EXPERTS

The predecessor combined financial statements and schedules of Genesis Lease Limited as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The statement of financial position of Genesis Lease Limited as of July 17, 2006 has been included herein in reliance upon the report of KPMG, independent registered accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report in respect of the year ended December 31, 2005 refers to our application of a method of accounting for maintenance expense that is different from that of our predecessor.

The section in this prospectus entitled ‘‘The Commercial Aircraft Industry’’ is based upon, and summaries elsewhere in this prospectus of certain information contained in such section are based upon, information either compiled or produced by Simat, Helliesen & Eichner, Inc. and is included on reliance upon the authority of that firm as an expert, although Simat, Helliesen & Eichner, Inc. has not independently verified the material provided to it by the outside sources referenced in that section.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States, a majority of our directors and officers reside outside the United States, and a majority of our assets and some or all of the assets of such persons may be located in jurisdictions outside the United States. Although we have appointed Puglisi & Associates, 850 Library Ave., Suite 204, Newark, Delaware 19711 as our agent to receive service of process with respect to any actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the United States relating to the transactions covered by this prospectus, it may be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to enforce against us or our directors and officers judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

We have been advised by counsel that there is no treaty in-force between the United States and Bermuda or Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda or Ireland against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda or Irish court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda or Irish conflict of law rules. The courts of Bermuda or Ireland would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda or Ireland would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda or Ireland; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda or Ireland; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda or Ireland; and (6) there is due compliance with the correct procedures under the laws of Bermuda or Ireland.

In addition to and irrespective of jurisdictional issues, neither Bermuda nor Irish courts will enforce a provision of the U.S. federal securities law that is either penal in nature or contrary to public policy. It is the advice of our counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda or Irish courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Bermuda or Irish law or enforceable in a Bermuda or Irish court, as they are likely to be contrary to Bermuda or Irish public policy. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act of 1933, as amended, with respect to the common shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries, and are not complete descriptions of all terms of these documents. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents are also available at the SEC’s website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the SEC at the address listed above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act relating to their purchases and sales of common shares.

In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we intend to file with the SEC, within 90 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm. We also will furnish quarterly reports on Form 6-K containing unaudited interim financial information for each of the first three quarters of each fiscal year.

GENESIS LEASE LIMITED
INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Directors of Genesis Lease Limited:

We have audited the accompanying predecessor combined balance sheets of the predecessor to Genesis Lease Limited (the ‘‘Company’’) as of December 31, 2004 and 2005 and the related predecessor combined statements of income, and cash flows for each of the years in the three-year period ended December 31, 2005 (together and hereinafter, the ‘‘combined financial statements’’). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the predecessor to the Company as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with U.S. generally accepted accounting principles.

As discussed in Note 2, the Company has applied a method of accounting for maintenance expense that is different from that of its predecessor.

/s/ KPMG

Chartered Accountants
Dublin, Ireland

October 11, 2006

GENESIS LEASE LIMITED
PREDECESSOR COMBINED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2004	2005
Assets
Accounts receivable (Note 3)	$4,162	$2,907
Flight equipment under operating leases, net (Note 5)	831,341	1,076,864
Other assets (Note 4)	101,415	3,226
Total assets	$936,918	$1,082,997
Liabilities
Accounts payable	$1,903	$2,405
Accrued interest	367	750
Security deposits	5,743	11,081
Rentals received in advance	3,976	8,798
Deferred income taxes (Note 7)	80,126	77,972
Total liabilities	$92,115	$101,006
Commitments and contingencies (Note 10)	—	—
GE net investment (Note 8)	844,803	981,991
Total liabilities and GE net investment	$936,918	$1,082,997

See accompanying notes to predecessor combined financial statements.

GENESIS LEASE LIMITED
PREDECESSOR COMBINED STATEMENTS OF INCOME
(Dollars in thousands)

	Years Ended December 31,
	2003	2004	2005
Revenues
Rental of flight equipment	$80,118	$99,414	$117,861
Expenses
Depreciation of flight equipment	29,321	35,005	42,462
Interest	25,700	28,680	34,995
Maintenance expense	48	1,019	1,989
Selling, general and administrative-related party (Note 1)	1,283	2,400	3,144
Total operating expenses	56,352	67,104	82,590
Income Before Taxes	23,766	32,310	35,271
Provision for income taxes (Note 7)	7,328	14,892	13,900
Net Income	$16,438	$17,418	$21,371

See accompanying notes to predecessor combined financial statements.

GENESIS LEASE LIMITED
PREDECESSOR COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2003	2004	2005
Operating Activities
Net income	$16,438	$17,418	$21,371
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,628	35,581	43,227
Deferred income taxes	20,421	26,902	(2,154)
Non-cash operating expenses	1,283	2,400	2,806
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,005	(1,279)	1,255
Increase in other assets	(3,315)	(1,919)	(3,849)
Increase in accounts payable	63	732	502
Increase in security deposits	110	1,558	5,338
Increase (decrease) in rentals received in advance	—	3,976	4,823
Increase in accrued interest	100	156	383
Net cash provided by operating activities	65,733	85,525	73,702
Investing Activities
Purchases of flight equipment for operating leases	(143,571)	(113,950)	(164,424)
Pre-delivery payments	(24,565)	(64,806)	(22,289)
Net cash used in investing activities	(168,136)	(178,756)	(186,713)
Financing Activities
Change in GE net investment	(65,733)	(85,525)	(73,702)
Proceeds from GE for flight equipment	143,571	113,950	164,424
Proceeds from GE for pre-delivery payments	24,565	64,806	22,289
Net cash provided by financing activities	102,403	93,231	113,011
Net change in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$—	$—	$—
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest, net of amount capitalized	$25,700	$28,680	$34,995
Income taxes paid to (received from) GE	(13,093)	(12,010)	16,053

See accompanying notes to predecessor combined financial statements.

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 1 — Formation and Basis of Presentation

Genesis Lease Limited (the ‘‘Company’’ or ‘‘Genesis’’) was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft and related operations from affiliates of General Electric Company (‘‘GE’’) and conducting an initial public offering of Genesis’s common shares. The Company is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

The number of aircraft to be acquired by the Company included in the predecessor historical combined financial statements as of the end of each of the following years is as follows:

December 31,	Number of Aircraft in Initial Portfolio
2003	25
2004	31
2005	37

    Basis of Presentation

The predecessor combined financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the purchase agreement to be entered into between Genesis and GE concurrently with the initial public offering of Genesis’s common stock (see Note 13). The historical results of each aircraft have been carved out of GE’s consolidated financial statements and combined on the basis of common and consistent ownership throughout the periods reflected in the predecessor combined financial statements. Results have been included from the respective dates that the aircraft came under ownership of GE.

GE purchased each aircraft as an asset acquisition and therefore the historical results included in these predecessor combined financial statements presents the financial information from the date of GE’s acquisition through the end of each reporting period. Many aircraft were acquired directly from the manufacturer and did not have any prior financial history. For aircraft which were purchased secondhand (used), none of the elements of a business, such as employees, facilities or sales force were acquired with such aircraft as GE had the infrastructure to originate leases and service these aircraft. Substantially all of the secondhand aircraft were acquired with no lease in place and accordingly no contracts were assumed in connection with such acquisitions. In addition, GE did not have the right to inspect or receive copies of historical financial statements with respect to any of the secondhand aircraft and GE did not consider an aircraft’s prior financial history under the previous owner material to their decision to purchase that aircraft. Therefore, the predecessor combined financial statements do not include any financial information for any aircraft prior to GE’s acquisition of such aircraft.

These combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). The combined financial information included herein does not reflect the financial condition, results of operations or cash flows that the Company would have achieved during the periods presented or that it will achieve in the future. The GE net investment represents the interest of GE in the net carrying value of the assets and liabilities of the Company. All intercompany transactions have been eliminated in combination.

Historically, certain services have been provided or procured by GE with respect to the aircraft. These services include the following:

•	marketing, technical and operating management services relating to the aircraft;

•	risk management approvals and services relating to the aircraft;

•	insurance for general corporate, property, casualty and hull coverage;

•	information technology services;

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

•	human resources, including employee benefit processing and payroll administration;

•	financial advisory services such as tax consulting, capital markets services and financial and accounting support services;

•	legal services;

•	occupancy costs such as rent and utilities; and

•	other corporate services.

The predecessor combined financial statements for all periods include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to the aircraft is a multi-step process, whereby the costs are first allocated to GECAS as one of GE’s divisions based on the relative book values of net assets, and then further allocated to the predecessor based on the total number of aircraft owned by the predecessor at a particular time. Management of the predecessor has stated that it believes that the basis used for the allocation is reasonable and reflects the portion of such costs attributable to the predecessor. Costs included in the predecessor combined financial statements for such services provided to the predecessor are included in ‘‘Selling, general and administrative expenses — related party.’’

In addition, although GE did not allocate any indebtedness to the predecessor’s aircraft, GE did allocate interest cost to each of its divisions, including GECAS. GE made the interest allocations based upon its net investment (see Note 8) in a particular business, the debt-to-equity ratio for that business and the business’s borrowing costs. The predecessor combined financial statements include an allocation of interest expense using the same methodology as described above. Management of the predecessor has stated that it believes the basis used for the interest allocation is reasonable and reflects the portion of such costs attributable to the predecessor.

Note 2 — Summary of Significant Accounting Policies

Rental of Flight Equipment

The Company leases flight equipment (also referred to as ‘‘aircraft’’) under operating leases and records rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Predecessor Combined Balance Sheets until earned. In certain cases, leases provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by the Company or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities. For the year ended December 31, 2004, two aircraft were redelivered during the year and $2.0 million of lease-end adjustment payments were received.

Accounts Receivable

The Company provides an allowance for doubtful accounts when necessary based upon a review of outstanding receivables, historical collection information, credit rating of the customer, probability of default, and existing economic conditions. There were no allowances for doubtful accounts required for the years ended December 31, 2003, 2004 and 2005.

Flight Equipment under Operating Leases

Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications paid by the Company are capitalized as

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

part of ‘‘Flight equipment under operating leases, net’’ and amortized over either the term of the lease or the depreciable life of the aircraft, depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in ‘‘Other assets’’ and are reclassified to ‘‘Flight equipment under operating leases, net’’ when the asset is delivered. For planned major maintenance activities, the Company capitalizes the actual maintenance costs applying the deferral method in accordance with the Airline Guide. The Company capitalizes the actual cost of major overhauls, which are depreciated over the period until the next overhaul is required. Interest related to pre-delivery deposits made by the Company on aircraft purchase contracts is capitalized as part of the aircraft cost. The amount is calculated using the Company’s composite borrowing rate determined from GE’s interest allocation and is capitalized until the aircraft is substantially complete and ready for its intended use.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period which is received from independent appraisers.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the years ended December 31, 2003, 2004, and 2005.

Flight equipment under operating lease includes aircraft in which the Company and its subsidiaries hold legal title and one aircraft on lease to an airline in Japan in which the Company, in accordance with local laws, holds beneficial interest but not legal title.

Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airline and to meet Japanese registration requirements, the predecessor, with the cooperation of the airline and in accordance with the terms of a sales agreement, sold title to this aircraft to a Japanese entity that is owned and managed by a Japanese corporation. Concurrently with such sale, the predecessor and the Japanese entity entered into a conditional sale agreement whereby the predecessor repurchased the aircraft from the entity. The predecessor has paid the entire repurchase price under the conditional sale agreement except one remaining installment in the amount of one dollar. Under the conditional sales agreement, the predecessor effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.

Because the predecessor has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, the predecessor has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as ‘‘Flight equipment under operating lease’’ in the financial statements.

Initial Direct Costs

Amounts paid by the Company to lessees, or other third parties, in connection with lease transactions are capitalized and amortized against ‘‘Rental of flight equipment’’ on the Predecessor

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Combined Statement of Income over the initial non-cancelable term of the related lease. The initial direct costs are capitalized and included in the caption ‘‘Other Assets’’ in the Predecessor Combined Balance Sheets (see Note 4).

Maintenance Expense

The Company records a charge for light maintenance expense when incurred in ‘‘Maintenance expense’’ on the Predecessor Combined Statements of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, the Company capitalizes and depreciates the actual costs applying the deferral method in accordance with the Airline Guide. These amounts capitalized are included in ‘‘Flight Equipment under operating leases, net’’ and are depreciated over the period until the next overhaul is required.

Security Deposits on Flight Equipment

Security deposits on flight equipment are made by the lessee on the execution of the lease and are non-refundable during the term of the lease. The amounts are held as a security for the timely and faithful performance by the lessee of its obligations during the lease. The deposit may be applied against amounts owing from the lessee for rent or returned to the lessee on the termination of the lease.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The operations of the Company have historically been included in GE consolidated tax returns to the extent the income was earned by U.S. members of the GE consolidated group. Income taxes reflected in these predecessor combined financial statements have been calculated as if the Company were a separate taxable entity and consistent with the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes. SFAS 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Predecessor Combined Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables were transferred to GE and are included in ‘‘GE net investment.’’

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment (SFAS 123R), which is

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

effective for the Company on January 1, 2006. Among other things, SFAS 123R requires expensing the fair value of stock options. The Company currently has no employee based stock based compensation, and accordingly, adoption of FAS 123R does not currently have a material impact on financial position or results of operations. However, if employees are granted stock-based compensation awards in the future, application of SFAS 123R to those awards may be material to the Company’s financial condition and results of operations in future periods.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application permitted to accounting changes and corrections of errors made in fiscal years beginning after May 31, 2005. Management does not believe that adoption of SFAS No. 154 will have a material impact on the Company’s financial position or results of operations.

In June 2005 the Emerging Issues Task Force (EITF) issued No. 05-06, Determining the Amortization Period of Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination (EITF No. 05-06). EITF No. 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (1) the useful life of the assets or (2) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition of the purchase. The guidance in EITF No. 05-06 is applied prospectively for periods beginning after June 29, 2005. Management does not believe that the adoption of EITF No. 05-06 will have a material impact on the Company’s financial position or results of operations.

In September 2006 the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide) and eliminates the accrue-in-advance method of accounting for planned major maintenance activities. Genesis applies the deferral method which requires that the actual maintenance costs for major overhauls are capitalized and depreciated over the period until the next overhaul is required. The deferral method has been applied to the predecessor combined financial statements in accordance with FAS 154. GE has applied an alternative accepted methodology.

Note 3 — Accounts Receivable

	December 31,
	2004	2005
Accounts receivables (current)	$3,045	$2,109
Accounts receivables (due greater than 12 months)	1,117	798
Total accounts receivables	$4,162	$2,907

Based on contractual terms, some receivable amounts are due greater than 12 months as of December 31, 2004 and 2005.

Note 4 — Other Assets

Other assets primarily includes pre-delivery payments made in advance of purchase of flight equipment, related capitalized interest and capitalized initial direct costs. Upon delivery of flight equipment, the respective pre-delivery payments together with capitalized interest are reclassified to ‘‘Flight equipment under operating leases.’’ An analysis of the composition and movement of ‘‘Other assets’’ for each of the two years ended December 31, 2004 and 2005, is shown below:

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

	Pre-delivery payments	Capitalized interest	Other	Total
Other assets, January 1, 2004	$38,455	$992	$2,241	$41,688
Additions	64,806	1,197	723	66,726
Transfers to flight equipment	(6,260)	(163)	—	(6,423)
Amortization	—	—	(576)	(576)
December 31, 2004	97,001	2,026	2,388	101,415
Additions	22,289	2,245	1,603	26,137
Transfers to flight equipment	(119,290)	(4,271)	—	(123,561)
Amortization	—	—	(765)	(765)
December 31, 2005	$—	$—	$3,226	$3,226

In 2003, the Company recorded $1,867 of capitalized interest related to pre-delivery payments.

Note 5 — Flight Equipment Under Operating Leases

Flight equipment under operating leases consisted of the following as of December 31, 2004 and 2005:

	2004	2005
Flight equipment under operating leases:
Flight equipment under operating leases at cost	$938,357	$1,226,342
Less:
Accumulated depreciation	(107,016)	(149,478)
Net flight equipment under operating leases	$831,341	$1,076,864

Note 6 — Rental of Flight Equipment

Minimum future rentals on non-cancelable operating leases as of December 31, 2005 are shown below:

Year Ended December 31,
2006	$113,091
2007	124,800
2008	109,749
2009	99,813
2010	93,407
Thereafter	199,635
$740,495

The minimum future rentals shown above do not include any estimated additional rentals payable under 22 of the Company’s leases. Additional rentals are based on hourly usage or cycles operated, depending on the lease agreement.

Note 7 — Income Taxes

Income taxes have been provided for all items included in the Predecessor Combined Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables were transferred to GE and are included in ‘‘GE net investment.’’

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

The provision (benefit) for income taxes is comprised of the following:

	2003	2004	2005
Current tax expense (benefit)	$(13,093)	$(12,010)	$16,053
Deferred tax expense (benefit) from temporary differences	20,421	26,902	(2,153)
Total	$7,328	$14,892	$13,900

Current tax expense (benefit) includes amounts applicable to U.S. federal income taxes of $(12,034), $(11,034), and $14,711 in 2003, 2004, and 2005, respectively. Deferred income tax expense (benefit) related to U.S. federal income taxes was $18,867, $25,092, and $(2,139) in 2003, 2004, and 2005, respectively,

At December 31, 2005, the predecessor’s foreign subsidiaries did not have any undistributed earnings for which U.S. federal income tax had not been provided.

The net deferred tax liability consists of the following deferred tax liabilities (assets):

	2004	2005
Deferred tax liabilities
Accelerated depreciation on flight equipment	$79,372	$77,972
Capitalized interest	754	—
Total deferred tax liabilities	$80,126	$77,972

A reconciliation of the U.S. federal statutory income tax rate to actual income tax rate is as follows:

	2003	2004	2005
U.S. Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:
State income tax, net of Federal benefit	2.0	2.3	2.2
Foreign sales corporation	(6.2)	8.8	2.2
Actual income tax rate	30.8%	46.1%	39.4%

In 2003, the Company had seven aircraft in a foreign sales corporation (‘‘FSC’’). The taxable income earned on those aircraft while owned by a foreign sales corporation was eligible for a reduced tax rate. Six of those aircraft were transferred to GE’s Irish subsidiaries (‘‘Ireland’’) in 2004 and the seventh was transferred to Ireland in 2005.

In 2004 and 2005, the Company implemented a reorganization plan of its aircraft leasing operation pursuant to which it transferred to Ireland most of its aircraft on lease to non-U. S. lessees. The transfer of aircraft held in the FSC did not result in any current taxes payable; however, the deferred tax balances related to those aircraft were increased to reflect the higher tax rate applicable to aircraft that no longer qualified for FSC benefits as a result of their transfer to Ireland. The net additional tax expense related to the transfers from the FSC increased the effective tax rate for 2004 by 13.5% and 2005 by 2.2% and is included in the impact from the FSC above. For financial statement purposes, the transfer of aircraft not owned by a FSC is treated as a taxable transfer from the United States. The reorganization plan, resulted in a current tax payment of $19,259 and a reduction in deferred taxes of $18,833 in 2005.

Note 8 — GE Net Investment and Related-Party Transactions

The financial position and results of operations of the 37 commercial jet aircraft owned by GE as of December 31, 2005 were included in various operating divisions of GE for the historical periods

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

presented. The predecessor uses a centralized approach to cash management and to finance its operations. Cash deposits from the predecessor operations are transferred to GE on a daily basis and are pooled with GE. GE does not specifically distinguish payments to or from the predecessor’s operations as capital contributed/distributed or receivables/payables with GE, but rather considers all such amounts, including retained earnings of the predecessor, as invested equity which is included in ‘‘GE net investment’’ in the predecessor combined historical financial statements. As a result, none of GE’s cash, cash equivalents or debt at the corporate level have been allocated to the combined predecessor’s historical financial statements. However, GE has historically allocated interest cost to the division using an assumed debt verses equity ratio for that division applied against the net investment in that division (‘‘net investment’’ is defined by GE as total assets less non-debt liabilities less deferred tax liabilities) and their borrowing cost. Under this allocation methodology, the weighted average for the interest rate was 4.79%, 4.69%, and 4.69% for the years ending December 31, 2003, 2004, and 2005, respectively. The interest expense was further allocated to the Company in a similar manner and was included in ‘‘GE net investment.’’ An analysis of the significant activity in this account for the periods presented is provided below:

	2003	2004	2005
GE net investment, beginning of year	$611,628	$731,752	$844,803
Contributions from GE for purchase of flight equipment and pre-delivery payments	168,136	178,756	186,713
Contributions for cost allocations from GE	13,890	19,071	54,192
Net income	16,438	17,418	21,371
Distributions	(78,340)	(102,194)	(125,088)
GE net investment, end of year	$731,752	$844,803	$981,991

Note 9 — Other Information

    Concentration of Credit Risk

The Company leases aircraft to airlines and others throughout the world and accordingly the lease receivables are due from entities located throughout the world. The Company manages its exposure to credit risks through obtaining from lessees either deposits, letters of credit or guarantees. The Company continually evaluates the financial statement position of lessees and, based on that evaluation, the amounts outstanding and the availability of security, makes appropriate provisions for doubtful accounts. The Company has two customers in 2003 and one in 2004 which accounted for 10% or more of Rental of flight equipment revenue (lease revenues of approximately $18,000 or 23% in 2003 and $10,000 or 10% in 2004). No single customer accounted for more than 10% of total revenues in 2005.

    Geographic Information

Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $55,000, $68,000, and $88,000 for the years ended December 31, 2003, 2004 and 2005. The following table presents the dollar amount and percentage of total rental revenues attributable to the indicated geographic areas based on each airline’s principal place of business for the years indicated:

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

	2003		2004		2005
	Amount	%	Amount	%	Amount	%
Europe	$37,783	47%	$44,018	44%	$48,876	41%
Asia/Pacific	2,410	3	6,323	6	13,625	12
United States and Canada	26,400	33	34,524	35	33,925	29
Central, South America and Mexico	—	—	803	1	8,338	7
Africa and the Middle East	13,525	17	13,746	14	13,097	11
	$80,118	100%	$99,414	100%	$117,861	100%

The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the years indicated:

	2003		2004		2005
	Amount	%	Amount	%	Amount	%
United States	$25,596	32%	$31,402	32%	$30,320	26%
Spain	11,862	15	11,550	12	15,030	13
Czech Republic	9,407	12	9,700	10	—	—
Turkey	9,405	12	9,691	10	—	—

Note 10 — Commitments and Contingencies

Claims, suits and complaints arise in the ordinary course of the Company’s business. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying predecessor combined financial statements.

Under the Company’s lease agreements the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. Under 22 of the leases (as referred to in Note 6) in the Company’s Initial Portfolio the Company may be obligated to make contributions to the lessee for expenses related to planned maintenance, up to a maximum of the amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.

As disclosed in Note 2, Flight equipment under operating lease includes one aircraft (with a net book value of $39.8 million as of December 31, 2005) on lease to a lessee in Japan in which the Company, in accordance with local laws, holds beneficial interest but not legal title. The predecessor has the right to receive legal title at its discretion at any time by paying the final installment of the purchase price under the conditional sale agreement in the amount of one dollar. In addition, the predecessor obtained a mortgage on the aircraft and a pledge of the shares of the Japanese title holding company from its shareholder, both securing the obligation to transfer title to the predecessor, and the predecessor assigned these rights to the Company. Nevertheless, there is some risk that the Company may have difficulty in obtaining title to this aircraft upon a bankruptcy proceeding involving the Japanese title holding company or its ultimate parent or in obtaining a confirming bill of sale upon payment of the final installment of the purchase price if the Japanese title holding company were to default on its obligation to provide such bill of sale.

Note 11 — Fair Value Disclosures

The carrying value of accounts receivable and accounts payable and accrued liabilities approximates their fair values because of their short term to maturity. The carrying value of the Company’s other liabilities, recalculated at current interest rates, approximates their carrying value.

GENESIS LEASE LIMITED
PREDECESSOR CONDENSED COMBINED BALANCE SHEETS
(Dollars in thousands)

	December 31,	September 30,
	2005	2006
		(Unaudited)
Assets
Accounts receivable (Note 2)	$2,907	$3,044
Flight equipment under operating leases, net (Note 4)	1,076,864	1,176,810
Other assets (Note 3)	3,226	2,813
Total assets	$1,082,997	$1,182,667
Liabilities
Accounts payable	$2,405	$3,128
Accrued interest	750	1,213
Security deposits	11,081	14,075
Rentals received in advance	8,798	8,345
Deferred income taxes (Note 6)	77,972	88,476
Total liabilities	$101,006	$115,237
Commitments and contingencies (Note 9)	—	—
GE net investment (Note 7)	981,991	1,067,430
Total liabilities and GE net investment	$1,082,997	$1,182,667

See accompanying notes to predecessor condensed combined financial statements.

GENESIS LEASE LIMITED
PREDECESSOR CONDENSED COMBINED STATEMENTS OF INCOME
(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2005	2006
Revenues
Rental of flight equipment	$86,989	$111,603
Expenses
Depreciation of flight equipment	30,611	37,396
Interest	25,232	33,161
Maintenance expense	264	3,819
Selling, general and administrative-related party	2,688	2,724
Total operating expenses	58,795	77,100
Income Before Taxes	28,194	34,503
Provision for income taxes (Note 6)	11,291	12,791
Net Income	$16,903	$21,712

See accompanying notes to predecessor condensed combined financial statements.

GENESIS LEASE LIMITED
PREDECESSOR CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2005	2006
Operating Activities
Net income	$16,903	$21,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,226	37,877
Deferred income taxes	(3,177)	10,504
Non-cash operating expenses	2,437	2,691
Changes in operating assets and liabilities:
Increase in accounts receivable	(485)	(138)
Increase in other assets	(2,703)	(68)
Increase in accounts payable	1,411	723
Increase in security deposits	2,284	2,993
Increase (decrease) in rentals received in advance	5,531	(453)
Increase in accrued interest	254	463
Net cash provided by operating activities	53,681	76,304
Investing Activities
Purchases of flight equipment for operating leases	(108,348)	(137,341)
Pre-delivery payments	(22,274)	—
Net cash used in investing activities	(130,622)	(137,341)
Financing Activities
Change in GE net investment	(53,681)	(76,304)
Proceeds from GE for flight equipment	108,348	137,341
Proceeds from GE for pre-delivery payments	22,274	—
Net cash provided by financing activities	76,941	61,037
Net change in cash	—	—
Cash at beginning of period	—	—
Cash at end of period	$—	$—
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Interest, net of amount capitalized	$25,232	$33,161
Income taxes paid to GE	14,468	2,287

See accompanying notes to predecessor condensed combined financial statements.

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 1 — Formation and Basis of Presentation

Genesis Lease Limited (the ‘‘Company’’ or ‘‘Genesis’’) was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft and related operations from affiliates of General Electric Company (‘‘GE’’) and conducting an initial public offering of Genesis’s common shares. The Company is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

The number of aircraft to be acquired by the Company included in the predecessor historical combined financial statements as of the end of each of the following periods is as follows:

September 30,	Number of Aircraft in Initial Portfolio
2005	34
2006	40

The accompanying predecessor condensed combined financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the ‘‘SEC’’) for interim financial reporting. These predecessor condensed combined financial statements are unaudited and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of predecessor combined balance sheets, statements of income, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2005 and 2006. Certain information and footnote disclosure normally included in financial statements prepared under generally accepted accounting principles in the United States of America (‘‘U.S. GAAP’’) have been omitted in accordance with rules and regulations of the SEC. For further information, refer to the audited predecessor combined financial statements and accompanying notes thereto included elsewhere in this prospectus and registration statement. Balance sheet data at December 31, 2005 has been derived from the Company’s audited combined financial statements.

Note 2 — Accounts Receivable

	December 31,	September 30,
	2005	2006
Accounts receivables (current)	$2,109	$3,003
Accounts receivables (due greater than 12 months)	798	41
Total accounts receivables	$2,907	$3,044

Based on contractual terms, some receivable amounts are due greater than 12 months as of December 31, 2005 and September 30, 2006.

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 3 — Other Assets

Other assets primarily includes pre-delivery payments made in advance of purchase of flight equipment, related capitalized interest and capitalized initial direct costs. Upon delivery of flight equipment, the respective pre-delivery payments together with capitalized interest are reclassified to ‘‘Flight equipment under operating leases.’’

	Pre-delivery payments	Capitalized interest	Other	Total
January 1, 2005	$97,001	$2,026	$2,388	$101,415
Additions	22,289	2,245	1,603	26,137
Transfers to flight equipment	(119,290)	(4,271)	—	(123,561)
Amortization	—	—	(765)	(765)
January 1, 2006	—	—	3,226	3,226
Additions	—	—	68	68
Transfers to flight equipment	—	—	—	—
Amortization	—	—	(481)	(481)
September 30, 2006	$—	$—	$2,813	$2,813

Note 4 — Flight Equipment Under Operating Leases

Flight equipment under operating leases consisted of the following:

	December 31, 2005	September 30, 2006
Flight equipment under operating leases:
Flight equipment under operating leases at cost	$1,226,342	$1,363,683
Less:
Accumulated depreciation	(149,478)	(186,873)
Net flight equipment under operating leases	$1,076,864	$1,176,810

Note 5 — Rental of Flight Equipment

Minimum future rentals on non-cancelable operating leases as of September 30, 2006 are shown below:

2006	$26,376
2007	139,203
2008	124,758
2009	114,216
2010	107,810
Thereafter	246,221
$758,584

The minimum future rentals shown above do not include any estimated additional rentals payable under 22 of the Company’s leases. Additional rentals are based on hourly usage or cycles operated, depending on the lease agreement.

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 6 — Income Taxes

The operations of the Company have historically been included in GE consolidated tax returns to the extent the income was earned by U.S. members of the GE consolidated group. Income taxes reflected in these predecessor combined financial statements have been calculated as if the Company were a separate taxable entity and consistent with the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes.

Income taxes have been provided for all items included in the Predecessor Combined Statements of Income (unaudited) for the nine months ended September 30, 2005 and 2006 regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables were transferred to GE and are included in ‘‘GE net investment.’’

The provision (benefit) for income taxes for the nine months ended September 30, 2005 and 2006 is comprised of the following:

	September 30, 2005	September 30, 2006
Current tax expense (benefit)	$14,468	$2,287
Deferred tax expense (benefit) from temporary differences	(3,177)	10,504
Total	$11,291	$12,791

Current tax expense (benefit) includes amounts applicable to U.S. federal income taxes of $13,248 and $2,131 for the nine months ended September 30, 2005 and 2006, respectively. Deferred income tax expense (benefit) related to U.S. federal income taxes were $(2,623) and $9,945 for the nine months ended September 30, 2005 and 2006, respectively.

At September 30, 2006, the Company’s foreign subsidiaries did not have any undistributed earnings on which U.S. federal income tax had not been provided.

The net deferred tax liability consists of the following deferred tax liabilities (assets) as of December 31, 2005 and September 30, 2006:

	December 31, 2005	September 30, 2006
Deferred tax liabilities
Accelerated depreciation on flight equipment	$77,972	$88,476
Capitalized interest	—	—
Total deferred tax liabilities	$77,972	$88,476

A reconciliation of the U.S. federal statutory income tax rate to actual income tax rate for the nine month periods ended September 30, 2005 and 2006 is as follows:

	September 30, 2005	September 30, 2006
U.S. Federal statutory income tax rate	35.0%	35.0%
Increase (decrease) in rate resulting from:
State income tax, net of Federal benefit	2.3	2.1
Foreign sales corporation	2.7	—
Actual income tax rate	40.0%	37.1%

At the beginning of 2005, the Company had one aircraft in a foreign sales corporation (‘‘FSC’’). The taxable income earned on that aircraft while owned by a foreign sales corporation was eligible for a reduced tax rate. That aircraft was transferred to GE’s Irish subsidiaries (‘‘Ireland’’) in the first nine months of 2005.

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

In 2004 and 2005, the Company implemented a reorganization plan of its aircraft leasing operation pursuant to which it transferred to Ireland most of its aircraft on lease to non-U.S. lessees. The transfer of aircraft held in the FSC did not result in any current taxes payable; however, the deferred tax balance related to that aircraft was increased to reflect the higher tax rate applicable to aircraft that no longer qualified for FSC benefits as a result of the transfer to Ireland. The net additional tax expense related to the transfer from the FSC increased the effective tax rate for the first nine months of 2005 by 2.8% and is included in the impact from the FSC above. For financial statement purposes, the transfer of aircraft not owned by a FSC is treated as a taxable transfer from the United States. The reorganization plan resulted in a current tax payment of $18,391 and a reduction in deferred taxes of $18,324 in the first nine months of 2005. Two aircraft were sold from the U.S. to Ireland in the first nine months of 2006. This sale resulted in a current tax payment and a reduction in deferred taxes of $5,810 in the first nine months of 2006.

Note 7 — GE Net Investment and Related-Party Transactions

The financial position and results of operations of the commercial jet aircraft owned by GE as of September 30, 2005 and 2006 were included in various operating divisions of GE for the historical periods presented. The predecessor uses a centralized approach to cash management and to finance its operations. Cash deposits from the predecessor operations are transferred to GE on a daily basis and are pooled with GE. GE does not specifically distinguish payments to or from the predecessor’s operations as capital contributed/distributed or receivables/payables with GE, but rather considers all such amounts, including retained earnings of the predecessor, as invested equity which is included in ‘‘GE net investment’’ in the predecessor combined historical financial statements. As a result, none of GE’s cash, cash equivalents or debt at the corporate level have been allocated to the combined predecessor’s historical financial statements. However, GE has historically allocated interest cost to the division using an assumed debt verses equity ratio for that division applied against the net investment in that division (‘‘net investment’’ is defined by GE as total assets less non-debt liabilities less deferred tax liabilities) and their borrowing cost. Under this allocation methodology, the weighted average for the interest rate was 4.69% and 5.32% for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. The interest expense was further allocated to the Company in a similar manner and was included in ‘‘GE net investment.’’ An analysis of the significant activity in this account for the year ended December 31, 2005 and the nine months ended September 30, 2006 is provided below:

	December 31, 2005	September 30, 2006
GE net investment, beginning of period	$844,803	$981,991
Contributions from GE for purchase of flight equipment and pre-delivery payments	186,713	137,341
Contributions for cost allocations from GE	54,192	38,172
Net income	21,371	21,712
Distributions	(125,088)	(111,786)
GE net investment, end of period	$981,991	$1,067,430

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 8 — Other Information

    Concentration of Credit Risk

The Company leases aircraft to airlines and others throughout the world and accordingly the lease receivables are due from entities located throughout the world. The Company manages its exposure to credit risks through obtaining from lessees either deposits, letters of credit or guarantees. The Company continually evaluates the financial statement position of lessees and, based on that evaluation, the amounts outstanding and the availability of security, makes appropriate provisions for doubtful accounts. No single customer accounted for more than 10% of total revenues in 2005 and 2006.

    Geographic Information

Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $65,000 and $94,000 for the nine month periods ended September 30, 2005 and 2006, respectively. The following table presents the dollar amount and percentage of total rental revenues attributable to the indicated geographic areas based on each airline’s principal place of business for the nine months ended September 30, 2005 and 2006:

	September 30, 2005		September 30, 2006
	Amount	%	Amount	%
Europe	$35,797	41%	$41,353	37%
Asia/Pacific	8,677	10	28,506	26
United States and Canada	24,617	28	20,094	18
Central, South America and Mexico	8,048	9	11,674	10
Africa and the Middle East	9,850	12	9,976	9
	$86,989	100%	$111,603	100%

The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the nine months ended September 30, 2005 and 2006:

	September 30, 2005		September 30, 2006
	Amount	%	Amount	%
United States	$21,850	25%	$17,578	16%
Spain	11,099	13	11,895	11
Czech Republic	—	—	13,830	12

Note 9 — Commitments and Contingencies

Claims, suits and complaints arise in the ordinary course of the Company’s business. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying predecessor combined financial statements.

Under the Company’s lease agreements the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. Under 22 of the leases (as referred to in Note 5) in the Company’s Initial Portfolio the Company may be obligated to make contributions to the lessee for expenses related to planned maintenance, up to a maximum of the amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.

GENESIS LEASE LIMITED
NOTES TO PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 10 — Fair Value Disclosures

The carrying value of accounts receivable and accounts payable and accrued liabilities approximates their fair values because of their short term to maturity. The carrying value of the Company’s other liabilities, recalculated at current interest rates, approximates their carrying value.

Note 11 — Subsequent Events

In October 2006, the predecessor purchased one aircraft for $58.2 million which was financed by GE.

Report of Independent Registered Public Accounting Firm

To the Directors of Genesis Lease Limited:

We have audited the accompanying statement of financial position of Genesis Lease Limited (the ‘‘Company’’) as of July 17, 2006. This statement of financial position is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement of financial position based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit of a statement of financial position includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit of a statement of financial position also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of the Company as of July 17, 2006 in accordance with U.S. generally accepted accounting principles.

KPMG
Chartered Accountants
Dublin, Ireland
September 14, 2006

GENESIS LEASE LIMITED
STATEMENT OF FINANCIAL POSITION

July 17, 2006
Assets
Cash	$12,000
Total Assets	$12,000
Shareholder’s Equity (Note 2)
Common shares, $0.001 par value; 12,000,000 shares authorized, issued and outstanding	$12,000
Total Shareholder’s Equity	$12,000

Notes to the Statement of Financial Position

Note 1 – Formation and Basis of Preparation

Genesis Lease Limited (the ‘‘Company’’ or ‘‘Genesis’’), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft and related operations from affiliates of General Electric Company (‘‘GE’’) and an initial public offering of Genesis’s common shares.

Basis of Preparation

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

Cash

For the purposes of the statement of financial position, cash represents amounts available on demand.

Note 2 – Shareholder’s Equity

In connection with its formation, Genesis issued 12,000,000 common shares for $12,000 to Codan Trust Company Limited in its capacity as trustee of the Genesis Lease Purpose Trust.

Other than in connection with the receipt and deposit of its initial capital and the filing of a Registration Statement with the U.S. Securities and Exchange Commission with respect to the planned initial public offering of its common shares in the form of American Depository Receipts, Genesis has not undertaken commercial activities.

27,860,000 American Depositary Shares

Representing 27,860,000 Common Shares

Genesis Lease Limited

PROSPECTUS

December 13, 2006

Global Coordinator

Citigroup

Joint Book-Running Managers

Citigroup
JPMorgan

Joint Lead Managers

Merrill Lynch & Co.
Wachovia Securities